As confidentially submitted with the Securities and Exchange Commission on March 27, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ProteinSimple

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3826	94-3396256
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3040 Oakmead Village Dr.

Santa Clara, California 95051

(408) 510-5500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Timothy A. Harkness

President and Chief Executive Officer

ProteinSimple

3040 Oakmead Village Dr.

Santa Clara, California 95051

(408) 510-5500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark B. Weeks Sally A. Kay Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Jeffrey D. Saper Donna M. Petkanics Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

PRELIMINARY PROSPECTUS

             shares

Common Stock

This is the initial public offering of shares of common stock of ProteinSimple. Prior to this offering, there has been no public market for our common stock. We are offering              shares of our common stock.

We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “PRTN.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with reduced U.S. public company reporting requirements for future filings. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to ProteinSimple, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have an option to buy up to              additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotment of shares, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2014.

J.P. Morgan	BofA Merrill Lynch

Leerink Partners	Cowen and Company

                    , 2014

Gel-free. Blot-free. Hands-free.
proteinsimple
proteinsimple.com

Simple your Western.
It’s time.
proteinsimple
Wes

Neither we nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us to which we may have referred you in connection with this offering. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “ProteinSimple” refer to ProteinSimple and its subsidiaries taken as a whole. For purposes of this prospectus, unless the context otherwise requires, the term “stockholders” shall refer to the holders of our common stock.

Through and including                     , 2014 (the 25th day after the date of this prospectus) U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: neither we nor the underwriters have done anything that could permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the section entitled “Risk Factors,” and our financial statements and related notes included elsewhere in this prospectus. Our year end is December 31, and our quarters end on March 31, June 30, September 30 and December 31. Our fiscal years ended December 31, 2011, 2012 and 2013 are referred to herein as 2011, 2012 and 2013, respectively.

Overview

Our goal is simply to help researchers gain a better understanding of proteins and their role in disease. We develop and commercialize proprietary systems and consumables for protein analysis that ultimately help reveal new insights into the true nature of proteins.

Proteins are the heart and soul of functional biology and understanding proteins is central to understanding disease. However, proteins are difficult to interrogate because they are large, complex and unique. We believe that traditional protein analysis tools can be overly complex or inadequate, and our goal is to make protein analysis simpler, more quantitative and affordable. Our comprehensive portfolio of tools includes Simple Western systems that provide fresh insight into protein expression and Biologics systems that probe the structure and purity of protein-based therapeutics.

The most widely used protein analysis technique in existence today is the Western blot, or Western, which detects whether a specific protein is present in a sample. The Western workflow, unchanged since its invention in 1979, requires many manual steps, can take up to 24 hours to complete, and can lead to variable and semi-quantitative results. Despite these challenges, over 850,000 researchers around the world continue to use Western blots in their research and spent $2.2 billion in 2012 on the technique according to a study we commissioned from BioInformatics, LLC.

Our Simple Western platform is a complete reinvention of the Western blot that we believe is a historic breakthrough for protein research. The Simple Western is a truly quantitative Western with none of the hassle. A researcher simply loads his or her sample into a plate, clicks “start” and comes back in as few as three hours to fully-analyzed, quantitative data. Our Simple Western automates the entire assay workflow and transforms the Western into an analytical tool, enabling researchers to determine precisely how much of a specific protein exists in a given sample. We have sold more than 300 Simple Western systems to more than 200 customers around the world.

Protein-based therapeutics, or biologics, are transforming the pharmaceutical industry and the treatment of many diseases. According to a report from EvaluatePharma, there are currently over 2,000 biologics in various stages of clinical development. The development and production of biologics requires a variety of analytical tools to ensure the quality and efficacy of these complex drugs. Our Biologics tools help researchers analyze protein purity and identify contaminants during biologics development and production. We estimate that researchers spend approximately $330 million on an annual basis measuring these biologics attributes.

We have two platforms in our Biologics tools portfolio, iCE and Micro-Flow Imaging, or MFI. Our iCE platform allows researchers to interrogate the identity and purity of biologics. Global regulators require measurement of these attributes, and our iCE system is an FDA-validated quality control, or QC, method. Our MFI system allows researchers to image and measure particles and protein aggregates in biologics. Manufacturers must monitor particles and aggregates due to regulators’ concerns about their impact on patient safety. We have sold more than 900 of our Biologics systems to over 200 customers around the world.

We sell our products to biopharma, academic and government researchers primarily through a direct sales force in North America, Europe, Japan and China and through distributors and subdealers in select markets. We have grown our revenue from $33.8 million in 2011 to $40.3 million in 2012 and $51.1 million in 2013. In 2013, approximately 92% of our revenue came from our direct selling efforts, 85% of our revenue came from biopharma customers and 43% of our revenue came from outside the United States. Our gross margins have expanded from 58.8% in 2011 to 62.6% in 2012 and 67.3% in 2013. We incurred net losses of $11.2 million and $4.4 million in 2011 and 2012, respectively, and generated net income of $1.0 million in 2013.

We attribute our success to the following:

•

Protein focus: Our unique protein-focused strategy has provided us with a deep understanding of the challenges faced by protein researchers and allowed us to develop proprietary tools that improve traditional techniques.

•	Proven new product development capabilities: We have a robust product development process and team that has delivered 14 new systems in just over four years.

•

The Simple Western is a disruptive technology: We are the first and only company to fully automate the Western, transforming it into a simple, fast, quantitative tool that addresses a significant customer need in a large established market.

•	Mission critical Biologics tools: Our Biologics products are robust, application-specific solutions that are necessary to address requirements of both global regulators and biologics developers.

•

Deep and broad customer relationships: We have sold more than 1,200 systems to nearly 400 customers globally across our Simple Western and Biologics product lines. Through our direct selling efforts, we have established deep customer relationships and insights that influence our product development and commercialization strategies.

•

Highly diversified and recurring revenues: Our revenue base includes an attractive mix of systems and consumables from multiple product families across a broad and geographically diverse customer base.

Our Strategy

Our goal is to build the largest protein analysis pure play in the life science tools sector. Our strategy includes the following elements:

•

Drive awareness and adoption of the Simple Western to establish it as the global standard. We plan to further educate the worldwide research community on the numerous advantages of the Simple Western system. In doing so, we believe our Simple Western products have the ability to become the Western blotting standard.

•

Expand our Biologics tools product portfolio and markets served. We believe that there are a wide variety of analytical challenges that we can address by expanding our Biologics portfolio in this important, growing market.

•

Continue to deliver new products that address researchers’ protein analysis challenges. We believe we have a core competency in new product development and we intend to continue to search out and solve protein analysis problems where they exist.

•

Expand our direct distribution capabilities around the world. Our current geographic footprint is modest compared to the worldwide market opportunity for our products and we have limited presence in some key geographic markets such as Europe and Asia.

Our Products

In each of our product lines, we offer a variety of proprietary instruments and consumables to address different customer price points and performance needs.

Our primary products include:

Product Line	Product	Key Attributes	U.S. List Price	Product Image

Simple Western	Wes	• Up to 25 samples per run • Size separation • Run time: < 3 hours	$59,500
	Sally Sue	• Up to 96 samples per run • Size separation • Run time: 16 hours	$228,950
	Peggy Sue	• Up to 96 samples per run • Size or charge separation • Run time: 12-16 hours	$299,950

Biologics	iCE3	• Up to 96 samples per run • Measures charge heterogeneity • Autosampler options	$87,000
	MFI 5000 Series	• Particle measurement • 1-300 µm range • Optional autosampler	$74,000- $113,500

Consumables		• Simple Western Master Kits • iCE cartridges and reagents • MFI flow cells	Varies

Risks Associated With Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this prospectus entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	If we are unable to penetrate the market for our Simple Western products as quickly as we expect, our business may be adversely affected;

•	Our long-term results depend upon our ability to introduce and market new products successfully;

•	If our products fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected;

•	Our future success is dependent upon our ability to further penetrate our existing customer base and attract new customers;

•

If we are unable to manufacture sufficient quantities of our Biologics products with sufficient quality by ourselves or with partners in a timely manner, our ability to sell our Biologic products may be harmed;

•	We intend to expand our business into new geographic markets, and this expansion may be costly and may not be successful;

•	The markets for our products are highly competitive and subject to rapid technological change, and we may not be able to successfully compete;

•

If one or more of our manufacturing facilities become unavailable or inoperable, we would be unable to continue manufacturing our instruments and consumables and, as a result, our business could be harmed until we are able to secure a new facility;

•	Although we reported net income for 2013, we have incurred losses prior to 2013;

•	Our financial results may vary significantly from quarter to quarter due to a number of factors, which may lead to volatility in our stock price; and

•

If we are unable to protect our intellectual property, it may reduce our ability to maintain any technological or competitive advantage over our competitors and potential competitors, and our business may be harmed.

Corporate Information

We were incorporated in Delaware in December 2000 as Signal Analytics, Inc. and changed our name to Cell Biosciences, Inc. in September 2003 and then to ProteinSimple in July 2011. Our principal executive office is located at 3040 Oakmead Village Dr., Santa Clara, CA 95051, and our telephone number is (408) 510-5500. Our website address is www.proteinsimple.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We own various U.S. federal trademark registrations and applications and unregistered trademarks and servicemarks, including ProteinSimple. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds of this offering for working capital, capital expenditures and other general corporate purposes, which may include the acquisition of other products, businesses or technologies. See the section of this prospectus entitled “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ symbol	PRTN

The number of shares of common stock to be outstanding after this offering is based on 100,093,469 shares of common stock outstanding as of December 31, 2013, and excludes:

•	3,541,043 shares issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted-average exercise price of $0.10 per share;

•	1,860,500 shares issuable upon the exercise of stock options granted after December 31, 2013 with a weighted-average exercise price of $0.15 per share;

•

496,193 shares reserved for issuance under our 2013 Equity Incentive Plan as of December 31, 2013, which shares will become available for future issuance under our 2014 Equity Incentive Plan in connection with this offering;

•

             shares reserved for issuance under our 2014 Equity Incentive Plan and              shares reserved for future issuance under our 2014 Employee Stock Purchase Plan, which plans will become effective in connection with this offering;

•	30,000 shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock outstanding as of December 31, 2013 with an exercise price of $1.50 per share; and

•	33,209,251 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of December 31, 2013 with a weighted-average exercise price of $0.11 per share.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 77,955,246 shares of common stock upon the completion of this offering;

•	the conversion of our outstanding convertible preferred stock warrant into a warrant to purchase 30,000 shares of our common stock immediately upon the completion of this offering;

•	a -for- reverse split of our preferred stock and common stock, which became effective on , 2014;

•	the filing of our amended and restated certificate of incorporation, which will occur upon the completion of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, all included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The summary consolidated financial data as of December 31, 2013 and for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our results of operations for any prior period are not necessarily indicative of results of operations that should be expected in any future periods.

	Year ended December 31,
	2012	2013
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$40,301	$51,099
Cost of goods sold(1)	15,081	16,709

Gross profit	25,220	34,390
Operating expenses:
Research and development(1)	6,372	6,480
Selling, general and administrative(1)	22,820	26,094

Total operating expenses	29,192	32,574

Income (loss) from operations	(3,972)	1,816
Interest and other expense (net):
Interest and other income	367	465
Interest and other expense	(588)	(644)

Total interest and other expense, net	(221)	(179)
Tax provision	200	618

Net income (loss)	$(4,393)	$1,019

Net income (loss) attributable to common stockholders	$(4,393)	$—

Net income (loss) per share attributable to common stockholders(2):
Basic	$(0.73)	$0.00

Diluted	$(0.73)	$0.00

Weighted-average shares outstanding used to calculate net income (loss) per share attributable to common stockholders:
Basic	6,020	7,359

Diluted	6,020	14,780

Pro forma net income per share (unaudited)
Basic		$0.01

Diluted		$0.01

Weighted-average shares outstanding used to calculate pro forma net income per share (unaudited)(3)
Basic		85,314

Diluted		92,735

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,
	2012	2013
	(in thousands)
Cost of goods sold	$6	$5
Research and development	28	75
Selling, general and administrative	169	597

(2)	Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of our common stock outstanding during the period, less the weighted-average unvested shares of common stock subject to repurchase.

(3)	Pro forma basic and diluted net income per share is computed by dividing net income by the weighted-average shares outstanding assuming the conversion of all our convertible preferred stock to common stock as of its issuance date.

	As of December 31, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
		(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,160	$12,160
Working capital	8,927	8,927
Total assets	68,881	68,881
Total debt	14,341	14,341
Convertible preferred stock	107,708	—
Total stockholders’ equity (deficit)	(64,623)	43,099

(1)	Pro forma amounts assume (i) the conversion of 77,955,246 shares of convertible preferred stock into shares of our common stock and (ii) the conversion of our outstanding warrant to purchase shares of preferred stock into a warrant to purchase common stock and the resultant reclassification of our warrant liability to stockholders’ equity (deficit).

(2)	Pro forma as adjusted amounts reflect the pro forma adjustments in footnote (1) above, as well as the sale of shares of our common stock in this offering at the initial public offering price of $ , the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital and total assets by $ and decrease (increase) total stockholders’ deficit by $ , assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital and total assets by approximately $ and decrease stockholders’ deficit by approximately $ , assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. The following risk factors describe circumstances or events that could have a negative effect on our business, financial condition or operating results. You should carefully consider each of the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or operating results could be harmed. In these circumstances, the market price of our common stock could decline and you could lose some or all of your investment. Additional risks and uncertainties not currently known to us or that we currently believe are not material could also impair our business, financial condition or operating results.

Risks Related to our Business and Industry

If we are unable to penetrate the market for our Simple Western products as quickly as we expect, our business may be adversely affected.

While the use of the traditional Western blot, or Western, is pervasive, much of the scientific community is not yet familiar with ProteinSimple or with the benefits of our Simple Western products. In January 2014, we launched Wes, our most affordable Simple Western offering, as well as Sally Sue and Peggy Sue, improved versions of our Sally and Peggy Simple Western tools. The penetration of these products into the market for Westerns depends in part on many factors beyond our control, including recognition and acceptance of our applications by the scientific community and the prevalence and costs of competing methods of protein analysis. The Western workflow has been unchanged since its invention in 1979, and despite its challenges, many researchers may not be willing to embrace a new method for performing this process. Accordingly, we expect that widespread adoption of our Simple Western products by the research community will take years to occur, if at all, and we cannot be certain that these market opportunities will develop as we expect. If the markets for Simple Western products do not develop as we expect, our business may be adversely affected.

Our long-term results depend upon our ability to introduce and market new products successfully.

Our business is dependent on the improvement of our existing products, our development of new products to serve existing markets and our development of new products to create new markets and applications.

As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the level of market acceptance or the amount of market share our new products will achieve. While we have not experienced material delays in the introduction of new products in the past, we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial condition or results of operations.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop new products and product enhancements based on technological innovation on a timely basis, our products will become obsolete over time and our revenues, cash flow, profitability and competitive position will suffer. Our success will depend on several factors, including our ability to:

•	correctly identify customer needs and preferences and predict future needs and preferences;

•	allocate our research and development funding to products with higher growth prospects;

•	anticipate and respond to our competitors’ development of new products and technological innovations;

•	differentiate our offerings from our competitors’ offerings;

•	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in our served markets;

•	obtain adequate intellectual property rights, with respect to key technologies before our competitors do;

•	successfully commercialize new technologies in a timely manner, price them competitively and manufacture and deliver sufficient volumes of new products of appropriate quality on time; and

•	convince customers to adopt new technologies.

In addition, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we may incur substantial costs in doing so, and our profitability may suffer.

Our ability to develop new products based on innovation can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new products and technologies may reduce future revenues and adversely affect our competitive position.

If our products fail to achieve and sustain sufficient market acceptance, our revenue will be adversely affected.

Our success depends, in part, on our ability to develop and market products that are recognized and accepted as reliable, enabling and cost-effective. Most of the potential customers for our products already use expensive research systems in their laboratories that they have used for many years and may be reluctant to replace those systems. Market acceptance of our systems will depend on many factors, including our ability to convince potential customers that our systems are an attractive alternative to existing technologies. Compared to some competing technologies, our Simple Western and certain of our Biologics systems are relatively new, and most potential customers have limited knowledge of, or experience with, our products. Prior to adopting our systems, some potential customers may need to devote time and effort to testing and validating our systems. Any failure of our systems to meet these customer benchmarks could result in customers choosing to retain their existing systems or to purchase systems other than ours. In addition, it is important that our systems be perceived as accurate and reliable by the scientific and medical research community as a whole. Historically, a significant part of our sales and marketing efforts has been directed at convincing industry leaders of the advantages of our systems and encouraging such leaders to publish or present the results of their evaluation of our system. If we are unable to continue to induce leading researchers to use our systems, or if such researchers are unable to achieve and publish or present significant experimental results using our systems, acceptance and adoption of our systems will be slowed and our ability to increase our revenue would be adversely affected.

Our future success is dependent upon our ability to further penetrate our existing customer base and attract new customers.

Our customer base is primarily composed of biopharma, academic and government researchers. Our success will depend, in part, upon our ability to respond to the evolving needs of, and increase our market share among, existing customers, attract additional customers and market new products as we develop them. Identifying, engaging and marketing to customers who are unfamiliar with our current products requires substantial time, expertise and expense and involves a number of risks, including:

•	our ability to attract, retain and manage the sales, marketing and service personnel necessary to expand market acceptance for our technology;

•	the time and cost of maintaining and growing a specialized sales, marketing and service force for a particular application, which may be difficult to justify in light of the revenue generated; and

•	our sales, marketing and service force may be unable to execute successful commercial activities.

We have utilized third parties to assist with sales, distribution and customer support in certain regions of the world. There is no guarantee, when we enter into such arrangements, that we will be successful in attracting desirable sales and distribution partners; there is also no guarantee that we will be able to enter into such arrangements on favorable terms. Any failure of our sales and marketing efforts, or those of any third-party sales and distribution partners, would adversely affect our business.

If we are unable to manufacture sufficient quantities of our Biologics products with sufficient quality by ourselves or with partners in a timely manner, our ability to sell our Biologics products may be harmed.

It is critical to customers for our Biologics products that we deliver the quantities of consumables they demand on the schedules they require, and that our Biologics systems produce accurate and reliable results. In order for us to manufacture our Biologics systems and consumable products in sufficient volume, we need to maintain adequate internal manufacturing capacity and may need to contract with manufacturing partners in order to do so. Our technology and the manufacturing process for our products are highly complex, involving a large number of unique parts, and there is no assurance that we will be able to consistently meet the volume and quality requirements necessary to be successful in our target Biologics markets. For example, we largely depend on our staff of assembly workers and trained technicians at our manufacturing facilities to produce certain components of our products. If we cannot design our products to minimize the manual assembly process, or if we lose a number of trained assembly workers and technicians or are unable to attract additional trained assembly workers or technicians, we may be unable to have our products manufactured in a timely manner or with sufficient quality.

In addition, we may have to change our production processes and assembly methods in order to accommodate any significant future expansion of our manufacturing capacity, which may increase our manufacturing costs, delay production of our products, reduce our product margins and adversely impact our business.

We intend to expand our business into new geographic markets, and this expansion may be costly and may not be successful.

We plan to make investments of both time and money as part of our continued and existing expansion into new markets or markets which are not fully developed, including Europe and Asia. This expansion could require financial resources that would not therefore be available for other aspects of our business, and it may also require considerable time and attention from our management, leaving them with less time to focus on our existing businesses. We may also be required to raise additional debt or equity capital for these initiatives. In addition, we may face challenges operating in new business climates with which we are unfamiliar, including facing difficulties in staffing and managing our new operations, fluctuations in currency exchange rates, exposure to additional regulatory requirements, including certain trade barriers, changes in political and economic conditions, and exposure to additional and potentially adverse tax regimes. Our success in any new markets, including Europe and Asia, will depend, in part, on our ability to anticipate and effectively manage these and other risks. It is also possible that our increased investment in new markets will coincide with an economic downturn there that prevents our ability to expand successfully. Finally, it is possible that we will face increased competition in any new markets as other companies attempt to take advantage of the market opportunities there, and any new competitors could have substantially more resources than we do and may have better relationships and a greater understanding of the region. If we fail to manage the risks inherent in our geographic expansion, we could incur substantial capital and operating costs without any related increase in revenue, which would harm our operating results.

The markets for our products are highly competitive and subject to rapid technological change, and we may not be able to successfully compete.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition, new product introductions and strong price competition. We compete with both established and development stage life science research companies that design, manufacture and market instruments and consumables for protein analysis. Most of our current competitors have longer operating histories, significantly greater name recognition, greater financial, technical and human resources, broader product lines and product packages, larger sales forces, larger existing installed bases, larger intellectual property portfolios and greater experience and scale in research and development, manufacturing, distribution and marketing than we do. For example, companies such as Agilent Technologies, Bio-Rad Laboratories, Danaher, GE Healthcare, Merck KGaA, PerkinElmer, Shimadzu, Sigma-Aldrich, Spectris, Thermo Fisher Scientific, Waters and Wyatt Technology have products that compete in certain segments of the markets in which we sell our products.

Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In light of these advantages, even if our technology is more effective than the product offerings of our competitors, current or potential customers might accept competitive products in lieu of purchasing our technology. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies. Increased competition is likely to result in pricing pressures, which could reduce our profit margins and increase our sales and marketing expenses. In addition, mergers, consolidations or other strategic transactions between two or more of our competitors, or between our competitor and one of our key customers, could change the competitive landscape and weaken our competitive position, adversely affecting our business.

If one or more of our manufacturing facilities become unavailable or inoperable, we would be unable to continue manufacturing our instruments and consumables and, as a result, our business could be harmed until we are able to secure a new facility.

We manufacture all of our protein analysis systems and consumables for commercial sale at our facilities in Ottawa and Toronto, Canada and Santa Clara and San Jose, California. Our facilities and the equipment we use to manufacture our instruments and consumables would be costly to replace and could require substantial lead time to repair or replace. For example, we build the instruments that we use to manufacture the capillaries used in our products and building these instruments is both expensive and time-consuming. Our facilities may be harmed or rendered inoperable by natural or manmade disasters, which may render it difficult or impossible for us to manufacture our products for some period of time. If any of our facilities become unavailable to us, we cannot provide assurances that we will be able to secure a new manufacturing facility on acceptable terms, if at all. The inability to manufacture our products, combined with our limited inventory of manufactured supplies, may result in the loss of customers or harm our reputation, and we may be unable to reestablish relationships with those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

The current leases for our manufacturing facilities in San Jose and Canada expire at various dates between May 2015 and December 2016, and our current lease for our headquarters in Santa Clara expires in June 2014. We expect to consolidate our California operations into a new space by the end of 2014. Such a move will involve significant expense in connection with the movement and installation of key manufacturing equipment and we cannot assure investors that such a move would not delay or otherwise adversely affect our manufacturing activities or operating results. If our manufacturing capabilities are impaired by our move, we may not be able to manufacture and ship our products in a timely manner, which would adversely impact our business.

Although we reported net income for 2013, we have incurred losses prior to 2013.

We have a limited operating history and have, with the exception of the year ended December 31, 2013, incurred significant losses in each fiscal year since our inception, including net losses of $11.2 million and

$4.4 million for 2011 and 2012, respectively. As of December 31, 2013, we had an accumulated deficit of $67.6 million. These losses have resulted principally from costs incurred in our research and development programs, and from our manufacturing costs and selling, general and administrative expenses. We may continue to incur operating and net losses and negative cash flow from operations. We expect that our selling, general and administrative expenses will continue to increase due to the additional operational and reporting costs associated with being a public company. Our business may generate operating losses if we do not successfully expand our commercial development strategy and generate significant additional revenue to support our level of operating expenses. Because of the numerous risks and uncertainties associated with our commercialization efforts and future product development, we are unable to predict whether we will be able to maintain profitability.

Our financial results may vary significantly from quarter to quarter due to a number of factors, which may lead to volatility in our stock price.

Our quarterly revenue and results of operations have varied in the past and may continue to vary significantly from quarter to quarter. For example, in 2012 and 2013, we experienced higher sales in the fourth quarter than in the first quarter of the next fiscal year. The variability in our quarterly results of operations may lead to volatility in our stock price as research analysts and investors respond to these quarterly fluctuations. These fluctuations are due to numerous factors that are difficult to forecast, including:

•	our ability to design, manufacture and deliver products to our customers in a timely and cost-effective manner;

•	new product introductions and enhancements by us and our competitors;

•	our ability to attract, retain and manage the sales, marketing and service personnel necessary to expand market acceptance for our technology;

•	changes in our pricing and sales policies or the pricing and sales policies of our competitors;

•	our complex, variable and, at times, lengthy sales cycle;

•	fluctuations in demand for our products;

•	changes in customer budget cycles and capital spending;

•	seasonal variations in customer operations;

•	tendencies among some customers to defer purchase decisions to the end of the quarter;

•	the large unit value of our systems;

•	quality control or yield problems in our manufacturing operations;

•	our ability to timely obtain adequate quantities of the components used in our products;

•	unanticipated increases in costs or expenses;

•	global economic conditions; and

•	fluctuations in foreign currency exchange rates.

The foregoing factors, as well as other factors, could materially and adversely affect our quarterly and annual results of operations. In addition, a significant amount of our operating expenses are relatively fixed due to our manufacturing, research and development, and sales and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations. We expect that our sales will continue to fluctuate on a quarterly basis and that our financial results for some periods may be below those projected by securities analysts, which could significantly decrease the price of our common stock.

We may not be able to produce instruments that consistently achieve the specifications and quality that our customers expect.

We have established performance standards for our commercial products that we may not consistently achieve using our current design and manufacturing processes. If we do not consistently achieve the specifications and quality that our customers expect, customer demand may be negatively affected. Customers may refuse to accept our products in a timely manner or at all, which would adversely affect our revenue. Any inability to meet performance standards may materially impact the commercial viability of our products and harm our business.

A reduction in research and development spending levels of biopharma, academic and government researchers would limit our ability to sell our products and adversely affect our business.

We expect that our revenue in the foreseeable future will be derived primarily from sales of our Simple Western and Biologics products to biopharma, academic and government researchers worldwide. Our success will depend upon their demand for and use of our products. Accordingly, the spending policies of these customers could have a significant effect on the demand for our technology. These policies may be based on a wide variety of factors, including concerns regarding the availability of resources to make purchases, the spending priorities among various types of equipment, policies regarding spending during recessionary periods and changes in the political climate. In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could result in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our products. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. For example, reductions in capital and operating expenditures by these customers may result in lower than expected sales of our Simple Western and Biologics systems. These reductions and delays may result from factors that are not within our control, such as:

•	changes in government programs that provide funding to research institutions and companies;

•	changes in the regulatory environment affecting life science companies engaged in research and commercial activities;

•	differences in budget cycles across various geographies and industries;

•	market-driven pressures on companies to consolidate operations and reduce costs;

•	mergers and acquisitions in the life science industry;

•	changes in economic conditions;

•	natural disasters; and

•	other factors affecting research and development spending.

Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of capital or operating expenditures, could materially and adversely affect our operations or financial condition.

Our sales cycle can be lengthy, complex and variable, which makes it difficult for us to forecast revenue and other operating results.

The sales process, particularly for our Simple Western products, involves numerous interactions with multiple individuals within an organization, and often includes in-depth analysis by potential customers of our products, performance of proof-of-principle studies, preparation of extensive documentation and a lengthy review process. As a result of these factors, the potentially large capital investment required in purchasing our instruments and the budget cycles of our customers, the time from initial contact with a customer to our receipt of a purchase order can vary significantly and be up to 12 months or longer. In addition, sales of our products to academic or government institutions may depend on these institutions receiving research grants from various agencies, which grants vary considerably from year to year in both amount and timing. Given the length and uncertainty of our sales cycle, we have in the past experienced, and likely will in the future experience, fluctuations in our instrument sales on a period-to-period basis. In addition, any failure to meet customer expectations could result in customers choosing to retain their existing systems or to purchase systems other than ours.

Our products could have unknown defects or errors, which may give rise to claims against us, adversely affect market adoption of our systems, and adversely affect our business, financial condition and results of operations.

Our Simple Western and Biologics systems utilize novel and complex technology and such systems may develop or contain undetected defects or errors. We cannot assure you that material performance problems, defects or errors will not arise, and as we increase the installed base and applications of our systems, these risks may increase. We generally provide warranties that our systems will meet performance expectations and will be free from defects. We also provide warranties relating to other parts of our systems. The costs incurred in correcting any defects or errors may be substantial and our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors’ products.

In manufacturing our products, including our Simple Western and Biologics systems and consumables, we depend upon third parties for the supply of various components, many of which require a significant degree of technical expertise to produce. In addition, we purchase certain products from third-party suppliers for resale. If our suppliers fail to produce components to specification or provide defective products to us for resale and our quality control tests and procedures fail to detect such errors or defects, or if we or our suppliers use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.

If our products contain defects, we may experience:

•	a failure to achieve market acceptance or expansion of our product sales;

•	loss of customer orders and delay in order fulfillment;

•	damage to our brand reputation;

•	increased cost of our warranty program due to product repair or replacement;

•	product recalls or replacements;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and research and development departments into our service department; and

•	legal claims against us, including product liability claims, which could be costly and time consuming to defend and result in substantial damages.

The occurrence of any one or more of the foregoing could negatively affect our business, financial condition, and results of operations.

We may experience manufacturing problems or delays that could limit our growth or adversely affect our operating results.

Our protein analysis systems and consumable products are manufactured using complex processes, sophisticated equipment and strict adherence to specifications and quality systems procedures. Any unforeseen manufacturing problems, such as contamination of our facility, equipment malfunction, or failure to strictly follow procedures or meet specifications, could result in delays or shortfalls in production of our consumable products. For example, we expect to consolidate all of our California operations, including manufacturing, in a new facility by the end of 2014. Such a move will involve significant expense, and we cannot assure you that such a move would not delay or otherwise adversely affect our manufacturing activities. In addition, our production processes and assembly methods may have to change to accommodate any significant future expansion of our manufacturing capacity, which may increase our manufacturing costs, delay production of our products, reduce our product margin, and adversely impact our business. Identifying and resolving the cause of any such manufacturing issues could require substantial time and resources. If our manufacturing activities are adversely impacted by our move, or if we are unable to keep up with demand for our products by successfully manufacturing and shipping our products in a timely manner, our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors’ products.

In addition, the introduction of new products may require the development of new manufacturing processes and procedures. While all of our instruments are produced using the same basic processes, significant variations may be required to meet product specifications. Developing such a process can be very time consuming, and any unexpected difficulty in doing so could delay the introduction of a product.

If we are unable to recruit and retain key executives, scientists and technical support personnel, we may be unable to achieve our goals.

Our performance is substantially dependent on the performance of our senior management, particularly Timothy A. Harkness, our president and chief executive officer. Additionally, to expand our research and product development efforts, we need key engineers and scientists skilled in areas such as systems, mechanical, electrical and software engineering, protein research and instrument and consumable manufacturing. We also need highly trained technical support personnel with the necessary scientific background and ability to understand our systems at a technical level to effectively support potential new customers and the expanding needs of current customers. Competition for these employees is intense, and the turnover rate can be high. We compete for qualified management and scientific personnel with other life science companies, academic institutions and research institutions. These employees could leave our company with little or no prior notice and would be free to work for a competitor. Because of the complex and technical nature of our systems and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our technology.

The loss of the services of any member of our senior management or our scientific or technical support staff might significantly delay or prevent the development of our products or achievement of other business objectives by diverting management’s attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business. In addition, our research and product development efforts could be delayed or curtailed if we are unable to attract, train and retain highly skilled employees, particularly, senior scientists and engineers. We do not maintain fixed-term employment contracts or significant key man life insurance with any of our employees.

If we are unable to integrate future acquisitions successfully, our operating results and prospects could be harmed.

In the future, we may make acquisitions to improve our product offerings or expand into new markets. Our future acquisition strategy will depend on our ability to identify, negotiate, complete, and integrate acquisitions and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. While we have been able to successfully complete our past acquisitions, including one such acquisition in 2010 and another in 2011, mergers and acquisitions are inherently risky, and any transaction we complete may not be successful. Any merger or acquisition we may pursue would involve numerous risks, including but not limited to the following:

•	difficulties in integrating and managing the operations, technologies and products of the companies we acquire;

•	diversion of our management’s attention from normal daily operation of our business;

•	our inability to maintain the key business relationships and the reputations of the businesses we acquire;

•	our inability to retain key personnel of the acquired company;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	our dependence on unfamiliar affiliates and customers of the companies we acquire;

•	insufficient revenue to offset our increased expenses associated with acquisitions;

•	our responsibility for the liabilities of the businesses we acquire, including those which we may not anticipate;

•	the costs and distractions that may arise from any litigation; and

•	our inability to maintain internal standards, controls, procedures and policies.

We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will likely experience dilution, and if we finance future acquisitions with debt funding, we will incur interest expense and may have to comply with financial covenants and secure that debt obligation with our assets.

Adverse conditions in the global economy and disruption of financial markets may significantly harm our revenue, profitability and results of operations.

The global credit and financial markets have been experiencing volatility and disruptions, including diminished liquidity and credit availability, increased concerns about inflation and deflation, and the downgrade of U.S. debt and exposure risks on other sovereign debts, decreased consumer confidence, lower economic growth, volatile energy costs, increased unemployment rates, and uncertainty about economic stability. Volatility and disruption of financial markets could limit our customers’ ability to obtain adequate financing or credit to purchase and pay for our products in a timely manner or to maintain operations, which could result in a decrease in sales volume that could harm our results of operations.

General concerns about the fundamental soundness of domestic and international economies may also cause our customers to reduce their purchases. Changes in governmental banking, monetary, and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of sectors which do not include our customers may reduce the resources available for government grants and related funding for life science and clinical research and development. Continuation or further deterioration of these financial and macroeconomic conditions could significantly harm our sales, profitability, and results of operations.

If we do not achieve, sustain or successfully manage our anticipated growth, our business and growth prospects will be harmed.

We have experienced significant revenue growth in a short period of time. We may not achieve similar growth rates in future periods. Investors should not rely on our operating results for any prior periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline.

Furthermore, growth could place significant strains on our management and our operational and financial systems and processes. For example, the expansion of our direct sales efforts and introductions of new products will require us to hire and retain additional sales and marketing, manufacturing and quality assurance personnel. If we do not successfully forecast the demand for our products or manage our anticipated expenses accordingly, our operating results may be harmed.

We are dependent on single source suppliers for some of the components and materials used in our products, and the loss of any of these suppliers could harm our business.

We rely on single source suppliers for certain components and materials used in our products. We do not have long term contracts with our suppliers of these components and materials. The loss of the single source suppliers of any of these components and/or materials may require significant time and effort to locate and qualify an alternative source of supply.

Our reliance on single source suppliers and assembly service providers also subjects us to other risks that could harm our business, including the following:

•	we may be subject to increased component or assembly costs;

•	we may not be able to obtain adequate supply or services in a timely manner or on commercially reasonable terms;

•	our suppliers or service providers may make errors in manufacturing or assembly of components that could negatively affect the efficacy of our products or cause delays in shipment of our products; and

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our suppliers or service providers may encounter capacity constraints or financial hardships unrelated to our demand for components or services, which could inhibit their ability to fulfill our orders and meet our requirements.

We have in the past experienced quality control and supply problems with some of our suppliers, such as manufacturing errors, and may again experience problems in the future. We may not be able to quickly establish additional or replacement suppliers, particularly for our single source components or assembly service providers. Any interruption or delay in the supply of components or materials or assembly of our instruments, or our inability to obtain components, materials or assembly services from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products.

Provisions of our debt instruments may restrict our ability to pursue our business strategies.

Our credit facility requires us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

•	dispose of assets;

•	change our business;

•	complete mergers or acquisitions;

•	incur indebtedness;

•	encumber assets; and

•	change our executive management or organizational structure.

These restrictions could inhibit our ability to pursue our business strategies. If we default under our credit facility, and such event of default was not cured or waived, the lenders could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross defaults under other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon a default.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We believe that our existing cash, available debt and cash equivalents, including the funds raised in this offering, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise substantial additional capital to:

•	expand the commercialization of our products;

•	finance working capital growth;

•	fund our operations; and

•	further our research and development.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost of our research and development activities;

•	the cost and timing of regulatory clearances or approvals

•	the effect of competing technological and market developments; and

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the extent to which we acquire or invest in businesses, products and technologies, including new licensing arrangements for new products, although we currently have no commitments or agreements to complete any such transactions.

We cannot assure investors that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution.

Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.

Our products could in the future be subject to regulation by the U.S. Food and Drug Administration or other domestic and international regulatory agencies, which could increase our costs and delay our commercialization efforts, thereby materially and adversely affecting our business and results of operations.

Our products are not currently subject to U.S. Food and Drug Administration, or FDA, clearance or approval since they are not intended for use in the diagnosis or treatment of disease. However, in the future, certain of our products or related applications could be subject to FDA regulation, or the FDA’s regulatory jurisdiction could be expanded to include our products. Even where a product is exempted from FDA clearance or approval, the FDA may impose restrictions as to the types of customers to which we can market and sell our products. Such regulation and restrictions may materially and adversely affect our business, financial condition and results of operations.

Many countries have laws and regulations that could affect our products. The number and scope of these requirements are increasing. Unlike many of our competitors, this is an area where we do not have expertise. We or our other third-party sales and distribution partners, as applicable, may not be able to obtain regulatory approvals in such countries or may incur significant costs in obtaining or maintaining our foreign regulatory approvals. In addition, the export by us of certain of our products that have not yet been cleared for domestic commercial distribution may be subject to FDA or other export restrictions.

Doing business internationally creates operational and financial risks for our business.

Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. If we fail to coordinate and manage these activities effectively, our business, financial condition or results of operations could be adversely affected. International sales entail a variety of risks, including:

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	required compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, data privacy requirements, labor laws and anti-competition regulations;

•	export or import restrictions;

•	laws and business practices favoring local companies;

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties protecting or procuring intellectual property rights.

Failure to comply with these laws may subject us to financial and other penalties in the U.S. and foreign countries that could impact our operations or financial condition.

In addition, in 2013, a meaningful portion of our product revenues originated in China and we intend to expand our business in Asia in the future. Any disruption in our sales and marketing efforts in Asia, whether as a result of changes in the policies of the local government, political unrest or unstable economic conditions in those markets, could have an adverse effect on our business and results of operations.

We could be subject to additional income tax liabilities.

We are subject to income taxes in the United States, including various state jurisdictions, and various foreign jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

Our international operations subject us to potential adverse tax consequences.

We generally conduct our international operations through wholly owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Movements in foreign currency exchange rates could have an adverse effect on our business, financial condition or results of operations.

Changes in the value of the relevant currencies may affect the cost of certain items required in our operations. Changes in currency exchange rates may also affect the relative prices at which we are able sell products in the same market. Our revenue from international customers may be negatively impacted as increases in the U.S. dollar relative to our international customers local currency could make our products more expensive, impacting our ability to compete. Our costs of materials from international suppliers may increase if in order to continue doing business with us they raise their prices as the value of the U.S. dollar decreases relative to their local currency. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. The recent global financial downturn has led to a high level of volatility in foreign currency exchange rates and that level of volatility may continue, which could adversely affect our business, financial condition or results of operations.

Delivery of our products could be delayed or disrupted by factors beyond our control, and we could lose customers as a result.

We rely on third-party carriers for the timely delivery of our products. As a result, we are subject to carrier disruptions and increased costs that are beyond our control, including employee strikes, inclement weather and increased fuel costs. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers. If our relationship with any of these third-party carriers is terminated or impaired or if any of these third parties is unable to deliver our products, the delivery and acceptance of our products by our customers may be delayed which could harm our business and financial results. Furthermore, if the third-party carriers damage or destroy our instrument, it could take significant time to repair or replace the instrument. In addition, some of our consumable products need to be kept at a constant temperature. If our third-party carriers are not able to maintain those temperatures during shipment, our products may be rendered unusable by our customers. The failure to deliver our products in a timely manner may harm our relationship with our customers, increase our costs and otherwise disrupt our operations.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Our NOLs may also be impaired under similar provisions of state law. We may not be able to utilize a material portion of the NOLs reflected on our balance sheet and for this reason, we have fully reserved against the value of our NOLs on our balance sheet.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which would adversely affect our results of operations.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales based on our belief that such taxes are not applicable. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes on our fees may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect the results of our operations.

We face risks related to handling of hazardous materials and other regulations governing environmental safety.

Our operations are subject to complex and stringent environmental, health, safety and other governmental laws and regulations that both public officials and private individuals may seek to enforce. Our activities that are subject to these regulations include, among other things, our use of hazardous materials and the generation, transportation and storage of waste. We could discover that we or an acquired business is not in material compliance with these regulations. Existing laws and regulations may also be revised or reinterpreted, or new laws and regulations may become applicable to us, whether retroactively or prospectively, that may have a negative effect on our business and results of operations. It is also impossible to eliminate completely the risk of accidental environmental contamination or injury to individuals. In such an event, we could be liable for any damages that result, which could adversely affect our business.

Our facilities in California are located near known earthquake faults, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

Our facilities in the San Francisco Bay Area are located near known earthquake fault zones and are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously, or potentially completely, impaired. In addition, the nature of our activities could cause significant delays in our research programs and commercial activities and make it difficult for us to recover from a disaster. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

Risks Related to Intellectual Property

If we are unable to protect our intellectual property, it may reduce our ability to maintain any technological or competitive advantage over our competitors and potential competitors, and our business may be harmed.

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. As of February 28, 2014, we owned or exclusively licensed 18 granted U.S. patents and approximately 13 pending U.S. patent applications. We also owned approximately 17 pending patent applications and granted patents outside of the United States. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us, we may lose our technological or competitive advantage, or we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

We cannot assure investors that any of our currently pending or future patent applications will result in granted patents, and we cannot predict how long it will take for such patents to be granted. It is possible that, if patents are granted to us, others will design around our patented technologies. Further, we cannot assure investors that other parties will not challenge any patents granted to us or that courts or regulatory agencies will hold our patents to be valid or enforceable. We cannot guarantee investors that we will be successful in defending challenges made against our patents and patent applications. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents. Our ability to establish or maintain a technological or competitive advantage over our competitors may be diminished because of these uncertainties. For example:

•	We might not have been the first to make the inventions covered by each of our pending patent applications or granted patents;

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We might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings or derivation proceedings declared by the United States Patent and Trademark Office that could result in substantial cost to us. No assurance can be given that our patent applications or granted patents will have priority over and other patent or patent application involved in such a proceeding;

•	Others may independently develop similar or alternative products and technologies or duplicate any of our products and technologies;

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It is possible that our pending patent applications will not result in granted patents, and even if such pending patent applications grant as patents, they may not provide a basis for intellectual property protection of commercially viable products, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties

•	We may not develop additional proprietary products and technologies that are patentable;

•	The patents of others may have an adverse effect on our business; and

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We apply for patents covering our products and technologies and uses thereof, as we deem appropriate. However, we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate coverage of our competitors’ products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive.

The measures that we use to protect the security of our intellectual property and other proprietary rights may not be adequate, which could result in the loss of legal protection for, and thereby diminish the value of, such intellectual property and other rights.

In addition to pursuing patents on our technology, we also rely upon trademarks, trade secrets, copyrights and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In addition, we take steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.

In addition, competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect our market share against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We have not yet registered some of our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

If we apply to register our trademarks in all of our potential markets, our applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. In addition, in the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

We may be involved in lawsuits to protect or enforce our patents and proprietary rights, to determine the scope, coverage and validity of others’ proprietary rights, or to defend against third-party claims of intellectual property infringement, any of which could be time-intensive and costly and may adversely impact our business or stock price.

There can be no assurance that we will not infringe the patents or proprietary rights of third parties. We, our collaborators and customers may need to acquire a license related to some aspect of our technology, and there is no assurance that such a license will be available on commercially reasonable terms, if at all. We cannot assure you that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

We have in the past and may in the future be asked to license the intellectual property rights of third parties, or receive notices of claims of infringement (including direct, indirect, divided, or induced infringement) or misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation and substantial costs and/or become a great distraction to management. We cannot assure investors that we will prevail in such actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or other rights, or the validity of our patents, trademarks or other rights, will not be asserted or prosecuted against us.

Litigation may be necessary for us to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. Litigation may be necessary for us to protect our intellectual property rights. Litigation could result in substantial legal fees and could adversely affect the scope of our patent protection, or result in the loss of intellectual property rights. The outcome of any litigation or other proceeding is inherently uncertain and might not be favorable to us, and we might not be able to obtain licenses to technology that we require. Even if such licenses are obtainable, they may not be available at a reasonable cost. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Further, we could encounter delays in product introductions, or interruptions in product sales, as we develop alternative methods or products. In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity, scope and coverage of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

As we move into new markets and applications for our products, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties.

Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in our existing and targeted markets and competitors may assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets. Third parties may assert that we are employing their proprietary technology without authorization. In addition, our competitors and others may have patents or may in the future obtain patents and claim that use of our products infringes these patents. We could incur substantial costs and divert the attention of our management and technical personnel in defending against any of these claims. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from selling certain products. We may not be able to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. In addition, we could encounter delays in product introductions while we attempt to develop alternative methods or products to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products could materially affect our ability to grow and gain market acceptance for our products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

In addition, our agreements with some of our suppliers, distributors, customers and other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims against us, including the claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify any of these third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results, or financial condition.

Variability in intellectual property laws, between different governing bodies and/or within each governing body over time, may adversely affect our intellectual property position.

Intellectual property laws and regulations differ among countries. The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

In addition, intellectual property laws, and patent laws and regulations in particular, have been subject to significant variability either through administrative or legislative changes to such laws or regulations or changes or differences in judicial interpretation, and it is expected that such variability will continue to occur. Courts frequently render opinions that may affect the patentability of certain inventions or discoveries. Variations in the patent laws and regulations or in interpretations of patent laws and regulations in the United States and other countries may diminish the value of our intellectual property and may change the impact of third-party intellectual property on us. Accordingly, we cannot predict the scope of patents that may be granted to us, the extent to which we will be able to enforce our patents against third parties or the extent to which third parties may be able to enforce their patents against us.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed at universities or other life sciences companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. A loss of key research personnel work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Our use of “open source” software could adversely affect our ability to sell our products and subject us to possible litigation.

A portion of our products or technologies developed and/or distributed by us incorporate “open source” software, and we may incorporate open source software into other products or technologies in the future. Some open source software licenses require that we provide specific notices when we distribute such software, make available the source code for the open source software, and/or disclose the source code for any modifications to such open source software that we make and distribute to one or more third parties, and license the source code for such modifications to third parties, including our competitors, at no cost. We monitor the use of open source software in our products to avoid noncompliance with the applicable license requirements and uses in a manner that would require us to disclose or grant licenses under our source code that we wish to maintain as proprietary; however, there can be no assurance that such efforts have been or will be successful. In some circumstances, distribution of our software that includes or is derived from or linked with open source software could require that we disclose and license some or all of our proprietary source code in that software, which could include permitting the use of such software and source code at no cost to the user. Open source license terms are often ambiguous, and there is little legal precedent governing the interpretation of these licenses. Successful claims made by the licensors of open source software that we have violated the terms of these licenses could result in unanticipated obligations including being subject to significant damages, being required to change the way in which our products use such open source software or to replace such open source software in our products entirely, being enjoined from distributing products that incorporate open source software, and being required to make available our proprietary source code pursuant to an open source license, which could substantially help our competitors develop products that are similar to or better than ours and otherwise adversely affect our business.

Risks Related to Our Common Stock and This Offering

The price of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock and the trading price of our common stock is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	actual or anticipated quarterly variation in our results of operations or the results of our competitors;

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announcements or communications by us or our competitors relating to, among other things, new commercial products, technological advances, significant contracts, commercial relationships, capital commitments, acquisitions or sales of businesses, and/or misperceptions in or speculation by the market regarding such announcements or communications;

•	issuance of new or changed securities analysts’ reports or recommendations for our stock;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	failure to complete significant sales;

•	manufacturing disruptions that could occur if we were unable to successfully expand our production in our current or an alternative facility;

•	any future sales of our common stock or other securities in connection with raising additional capital or otherwise;

•	exercise of our outstanding warrants and sales of the underlying shares;

•	expiration of contractual lock-up agreements;

•	any major change to the composition of our board of directors or management; and

•	general economic conditions and slow or negative growth of our markets.

The stock market in general, and market prices for the securities of technology-based companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

An active trading market for our common stock may not be sustained.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list our common stock on the NASDAQ Global Select Market, the market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, you may not be able to sell your shares quickly or at the market price. The initial public offering price for the shares may not be indicative of prices that will prevail in the trading market.

If securities or industry analysts publish unfavorable research about our business or cease to cover our business, our stock price and trading volume could decline.

The trading market for our common stock may rely, in part, on the research and reports that equity research analysts publish about us and our business. We do not have any control of the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. These sales may result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders. Pursuant to the terms of our 2014 Equity Incentive Plan, or the 2014 Plan, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. The number of shares available for future grant under the 2014 Plan will automatically increase each year by     % of all shares of our capital stock outstanding as of December 31 of the prior calendar year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2014 Plan each year. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Our stock price could also decline as a result of sales of a large number of shares of our common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We currently have outstanding warrants to purchase more than 33 million shares of our common stock at a weighted-average exercise price of $0.11 per share (as described in the section of this prospectus entitled “Description of Capital Stock—Warrants”). Exercise of these warrants will result in additional dilution and may cause our stock price to decline.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, including sales volume limitations with respect to shares held by our affiliates, substantially all of our outstanding shares prior to this offering will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section of this prospectus entitled “Shares Eligible for Future Sale.” In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Holders of approximately 111.2 million shares (including shares underlying outstanding warrants) have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have also registered the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 77.8% of our outstanding common stock as of March 1, 2014, and we

expect that upon completion of this offering, that same group will beneficially own approximately     % of our outstanding common stock (assuming no exercise of the underwriters’ over-allotment option). Accordingly, after this offering, our executive officers, directors and principal stockholders will effectively be able to determine the composition of the board of directors, approve all matters requiring stockholder approval and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. We may invest the proceeds of this offering in ways with which investors disagree.

We have broad discretion as to how to spend and invest the proceeds from this offering, and we may spend or invest these proceeds in a way with which our stockholders disagree. Accordingly, investors will need to rely on our judgment with respect to the use of these proceeds. We intend to use the proceeds from this offering to expand direct distribution, develop and market new products, expand manufacturing capacity and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. These uses may not yield a favorable return to our stockholders.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the revenue generated from the sale of our products. Accordingly, we will have broad discretion in using these proceeds. In addition, until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and board of directors and limit our stock price.

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our stock. Among other things, the certificate of incorporation and bylaws:

•	permit the board of directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that all vacancies, including newly-created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide the board of directors into three classes;

•	provide that a director may only be removed from the board of directors by the stockholders for cause;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and meet specific requirements as to the form and content of a stockholder’s notice;

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prevent cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors; and

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provide that stockholders are permitted to amend the bylaws only upon receiving at least two-thirds of the total votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until                     , 2019, although, if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the

Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the NASDAQ Global Select Market impose numerous requirements on public companies, including requiring changes in corporate governance practices. Also, the Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

These burdens may increase as new legislation is passed and implemented, including any new requirements that the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank Act, may impose on public companies. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives.

Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways we cannot currently anticipate) the manner in which we operate our business. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and in the future we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning January 1, 2015, Section 404 of the Sarbanes-Oxley Act requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an “emerging growth company,” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404 of the Sarbanes-Oxley Act, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted book value (deficit) per share of our tangible assets after subtracting our liabilities. As a

result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on the initial public offering price of $         per share and our pro forma as adjusted net tangible book value as of December 31, 2013. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus captioned “Dilution.”

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of stock options granted to our employees. In addition, as of March 1, 2014, options to purchase 5,319,460 shares of our common stock at a weighted average exercise price of $0.12 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. Additionally, under our credit facility agreement, we are restricted from paying cash dividends on our capital stock. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Compliance with government regulations regarding the use of “conflict minerals” may result in additional expense and affect our operations.

The SEC recently adopted a final rule to implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which imposes new disclosure requirements regarding the use of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries. These minerals include tantalum, tin, gold and tungsten. The new requirements will require due diligence efforts on our part when we are a public company, and we will also be subject to certain initial disclosure requirements. We may incur significant costs associated with complying with the new disclosure requirements, including but not limited to costs related to determining which of our products may be subject to the new rules and the source of any “conflict minerals” used in those products. Additionally, implementing the new requirements could adversely affect the sourcing, supply and pricing of materials used in the manufacture of our products. We may also face reputational challenges if we are unable to verify through our compliance procedures the origins for all metals used in our products.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to penetrate the market for our Simple Western products;

•	our expectations regarding the development and expansion of our business;

•	our expectations regarding our results of operations and financial condition;

•	the successful consolidation of our California facilities;

•	our ability to manufacture sufficient quantities of our Biologics products with sufficient quality;

•	our ability to expand our business into new geographic markets;

•	the continued availability of our manufacturing facilities and our ability to manufacture our instruments and consumables in sufficient quantity;

•	our ability to achieve and sustain sufficient market acceptance of our products;

•	our ability to retain and hire necessary employees and staff our operations appropriately;

•	our ability to compete in our rapidly evolving market;

•	our anticipated strategies for growth and sources of new revenue;

•	our ability to effectively integrate any products and services we may introduce or acquire, into our business;

•	our liquidity and working capital requirements;

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices;

•	our need to obtain future funding on acceptable terms or at all; and

•

our ability to obtain, maintain and protect the intellectual property rights necessary to conduct our business and to operate without infringing or violating the intellectual property rights of others.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not occur.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including BioInformatics, LLC, EvaluatePharma, MarketsandMarkets and Strategic Directions International, Inc., and is subject to a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from industry publications and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. The content of these sources, except to the extent specifically set forth in this prospectus, do not constitute a portion of this prospectus and are not incorporated herein.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock that we are offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by approximately $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $         million. See section of this prospectus entitled “Underwriting.”

We currently expect to use the net proceeds from the offering for working capital, capital expenditures and other general corporate purposes, which may include the acquisition of other products, businesses or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends after the offering or for the foreseeable future. Additionally, under our credit facility agreement, we are restricted from paying cash dividends on our capital stock. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2013 on:

•	an actual basis;

•	a pro forma basis after giving effect to:

•

the conversion of the outstanding shares of our convertible preferred stock into an aggregate of 77,955,246 shares of our common stock, which will occur immediately prior to the completion of this offering; and

•

the conversion of our outstanding warrant to purchase shares of our convertible preferred stock into a warrant to purchase 30,000 shares of our common stock and the resultant reclassification of our warrant liability to stockholders’ equity (deficit); and

•	the filing of our amended and restated certificate of incorporation; and

•

a pro forma as adjusted basis to give further effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the range listed on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other final terms of the offering. You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except share data)
		(unaudited)
Cash and cash equivalents	$12,160	$12,160	$

Warrant liability	14	—
Long term debt	3,677	3,677
Convertible preferred stock, $0.0001 par value; 78,835,246 shares authorized, 77,955,246 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	107,708	—		—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 160,000,000 shares authorized, 22,138,223 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; 100,093,469 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1	10
Additional paid-in capital	3,728	111,441
Accumulated other comprehensive loss	(707)	(707)
Accumulated deficit	(67,645)	(67,645)

Total stockholders’ equity (deficit)	(64,623)	43,099

Total capitalization	$46,776	$46,776	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) each of cash and cash equivalents, working capital and total assets by $         and decrease (increase) total stockholders’ deficit by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares that we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets by approximately $ and decrease stockholders’ deficit by approximately $ , assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes, as of December 31, 2013, the following shares:

•	3,541,043 shares issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted-average exercise price of $0.10 per share;

•	1,860,500 shares issuable upon the exercise of stock options granted after December 31, 2013 with a weighted-average exercise price of $0.15 per share;

•

496,193 shares reserved for issuance under our 2013 Equity Incentive Plan as of December 31, 2013, which shares will become available for future issuance under our 2014 Equity Incentive Plan in connection with this offering;

•

                shares reserved for issuance under our 2014 Equity Incentive Plan and                 shares reserved for future issuance under our 2014 Employee Stock Purchase Plan, which plans will become effective in connection with this offering;

•	30,000 shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock outstanding as of December 31, 2013 with an exercise price of $1.50 per share; and

•	33,209,251 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of December 31, 2013 with a weighted-average exercise price of $0.11 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

As of December 31, 2013, our net tangible book value was approximately $4.6 million, or $0.05 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 77,955,246 shares of common stock.

After giving effect to our sale in this offering of                 shares of our common stock, at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2013 would have been approximately $         million, or $         per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at December 31, 2013	$0.05
Pro forma increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $        , the pro forma as adjusted net tangible book value per share by $         per share and the dilution per share to new investors in this offering by $        , or $         if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase or decrease the pro forma as adjusted net tangible book value by approximately $         per share and the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2013:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering of $         per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	100,093,469		%		$111,894,828	%		$1.12
New investors

Total		100%		$		100%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $                , $         and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

To the extent that any outstanding options are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The tables and calculations above are based on 100,093,469 shares of common stock outstanding as of December 31, 2013, including 3,149,750 shares issued pursuant to early exercise of stock options that are subject to repurchase as of that date, and excludes the following shares:

•	3,541,043 shares issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted-average exercise price of $0.10 per share;

•	1,860,500 shares issuable upon the exercise of stock options granted after December 31, 2013 with a weighted-average exercise price of $0.15 per share;

•

496,193 shares reserved for issuance under our 2013 Equity Incentive Plan as of December 31, 2013, which shares will become available for future issuance under our 2014 Equity Incentive Plan in connection with this offering;

•

            shares reserved for issuance under our 2014 Equity Incentive Plan and             shares reserved for future issuance under our 2014 Employee Stock Purchase Plan, which plans will become effective in connection with this offering;

•	30,000 shares of common stock issuable upon the exercise of a warrant to purchase convertible preferred stock outstanding as of December 31, 2013 with an exercise price of $1.50 per share; and

•	33,209,251 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of December 31, 2013 with a weighted-average exercise price of $0.11 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustment that we consider necessary for a fair presentation of this data. The selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
	2012	2013
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$40,301	$51,099
Cost of goods sold(1)	15,081	16,709

Gross profit	25,220	34,390
Operating expenses:
Research and development(1)	6,372	6,480
Selling, general and administrative(1)	22,820	26,094

Total operating expenses	29,192	32,574

Income (loss) from operations	(3,972)	1,816
Interest and other expense (net):
Interest and other income	367	465
Interest and other expense	(588)	(644)

Total interest and other expense, net	(221)	(179)
Tax provision	200	618

Net income (loss)	$(4,393)	$1,019

Net income (loss) attributable to common stockholders	$(4,393)	$—

Net income (loss) per share attributable to common stockholders(2):
Basic	$(0.73)	$0.00

Diluted	$(0.73)	$0.00

Weighted-average shares outstanding used to calculate net income (loss) per share attributable to common stockholders:
Basic	6,020	7,359

Diluted	6,020	14,780

Pro forma net income per share (unaudited)
Basic		$0.01

Diluted		$0.01

Weighted-average shares outstanding used to calculate pro forma net income per share (unaudited)(3)
Basic		85,314

Diluted		92,735

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,
	2012	2013
	(in thousands)
Cost of goods sold	$6	$5
Research and development	28	75
Selling, general and administrative	169	597

(2)	Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of our common stock outstanding during the period, less the weighted-average unvested shares of common stock subject to repurchase.

(3)	Pro forma basic and diluted net income per share is computed by dividing net income by the weighted-average shares outstanding assuming the conversion of all our convertible preferred stock to common stock as of its issuance date.

	As of December 31,
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,715	$12,160
Working capital	5,500	8,927
Total assets	63,838	68,881
Total debt	11,891	14,341
Convertible preferred stock	107,708	107,708
Total stockholders’ deficit	(65,955)	(64,623)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Our goal is simply to help researchers gain a better understanding of proteins and their role in disease. We develop and commercialize proprietary systems and consumables for protein analysis that ultimately help reveal new insights into the true nature of proteins. Our comprehensive portfolio of tools includes Simple Western systems that provide fresh insight into protein expression and Biologics systems that probe the structure and purity of protein-based therapeutics.

Our Simple Western platform is a complete reinvention of the Western blot that we believe is a historic breakthrough for protein research. Our Simple Western automates the entire assay workflow and transforms the Western into an analytical tool, enabling researchers to determine precisely how much of a specific protein exists in a given sample. We have sold more than 300 Simple Western systems to more than 200 customers around the world.

We have two platforms in our Biologics tools portfolio, iCE and Micro-Flow Imaging, or MFI. Our iCE platform allows researchers to interrogate the identity and purity of biologics. Our MFI system allows researchers to image and measure particles and protein aggregates in biologics. We have sold more than 900 of our Biologics systems to over 200 customers around the world.

We also offer a full line of digital imagers, used by many researchers for the primary purposes of imaging gels and Western blots. Imagers offer these modes either individually or together to address applications ranging from simple colorimetric gel analysis to three color fluorescence multiplex blot analysis.

Product development is one of our core competencies and we have launched 14 new products in just over four years, including key products such as:

•	MFI 5000 Series in the second quarter of 2011

•	iCE3 in the fourth quarter of 2011

•	Simon in the fourth quarter of 2011

•	Sally in the second quarter of 2012

•	Peggy in the fourth quarter of 2012

•	Sally Sue in the first quarter of 2014

•	Peggy Sue in the first quarter of 2014

•	Wes in the first quarter of 2014

We primarily sell our products directly to biopharma, academic and government researchers, but we do utilize distributors and sub-dealers with certain product lines in certain geographies. In North America, we sell all of our products through direct channels. In Europe, we sell our Simple Western and Biologic products directly to customers and engage distributors to sell our Imaging products. In China and Japan, we have a direct sales force that works with sub-dealers on all product lines. We have sold more than 1,200 systems to nearly 400 customers globally in our Simple Western and Biologics platforms and have more than 14,000 systems installed around the world. We have grown our revenue from $33.8 million in 2011 to $40.3 million in 2012 and $51.1 million in 2013.

In 2013, approximately 92% of our revenue came from our direct selling efforts and 43% of our revenue came from outside of the United States. In 2013, 85% of our revenue came from biopharma customers and 33% came from recurring sources. Our gross margins have expanded from 58.8% in 2011 to 62.6% in 2012 and 67.3% in 2013. We incurred net losses of $11.2 million and $4.4 million in 2011 and 2012, respectively, and generated net income of $1.0 million in 2013.

Critical Accounting Policies, Significant Judgments and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates may occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other significant accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations. Our significant accounting policies are more fully described in Note 2 of the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

A majority of our revenue is derived from the sale of instruments to end-users with a one-year warranty. Other revenue is primarily derived from the sale of consumables and extended warranty contracts.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. No right of return exists for our products except in the case of damaged goods. We have not experienced any significant returns of our products. Shipping and handling costs are expensed as incurred and included in cost of sales. In those cases where we bill shipping and handling costs to customers, the amounts billed are classified as revenue.

Revenue for product sales is recognized generally upon shipment and transfer of title to the customer, provided all other criteria for revenue recognition are met. Revenue for extended warranty contracts is recognized ratably over the agreement period, which is generally one to two years.

For multiple element arrangements the total consideration for an arrangement is allocated among the separate elements in the arrangement based on a selling price hierarchy. The selling price hierarchy for a deliverable is based on: 1) vendor specific objective evidence, or VSOE, if available; 2) third party evidence of selling price if VSOE is not available; or 3) an estimated selling price, if neither VSOE nor third party evidence is available. Estimated selling price is our best estimate of the selling price of an element in a transaction. We limit the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services or other future performance obligations. We recognize revenue for delivered elements only when we determine there are no uncertainties regarding customer acceptance.

Advance payments received in excess of amounts earned, such as funds received in advance of products to be delivered or services to be performed, are classified as deferred revenue until earned.

Changes in judgments and estimates regarding application of these revenue recognition guidelines as well as changes in facts and circumstances could result in a change in the timing or amount of revenue recognized in future periods.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations.

In determining fair value of the stock-based compensation payments, we use the Black-Scholes-Merton model and a single option award approach, which requires the input of subjective assumptions. These assumptions include: fair value of the common stock, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of our common stock price over the expected term (expected volatility), the risk-free interest rate (interest rate), expected dividends and the number of shares subject to options that will ultimately not complete their vesting requirements (forfeitures). Changes in these assumptions can materially affect the estimate of the fair value of stock-based compensation.

Given the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved. The factors included, but were not limited to:

•	the contemporaneous valuations of our common stock by an unrelated third party;

•	the prices at which we sold shares of our convertible preferred stock sold to outside investors in arms-length transactions;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the rights of freestanding warrants;

•	our results of operations, financial position and capital resources;

•	current business conditions and projections;

•	the lack of marketability of our common stock;

•	the hiring of key personnel and the experience of our management;

•	the introduction of new products;

•	the risk inherent in the development and expansion of our products;

•	our stage of development and material risks related to our business;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company in light of prevailing market conditions.

For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the NASDAQ Global Select Market on the date of grant.

Based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at December 31, 2013 was $         million, of which $         million and $         million related to stock options that were vested and unvested, respectively, at that date.

Two valuation approaches were used to estimate enterprise value: the income approach and the option-pricing model, or OPM, back solve approach. The income approach values a business based upon the future benefits that will accrue to it, with the value of the future economic benefits discounted back to a present value at an appropriate discount rate. The discounted cash flow analysis forecasts future revenues and free cash flow, or net operating profit after tax from continuing operations, associated with those revenues. The OPM back solve approach calculates the implied enterprise value based on recent sales of the company’s securities.

To estimate the fair value per share of our common stock, we utilized the OPM to allocate the equity value based on the preferences and priorities of the preferred and common stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at the time of a liquidity event, such as a strategic sale, merger or initial public offering. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid. The OPM uses the Black-Scholes-Merton option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The aggregate value of the common stock derived from the OPM is then divided by the number of shares of common stock outstanding to arrive at the estimated fair value per share.

Goodwill and Intangible Assets

We review our intangible assets for impairment and conduct the impairment review when events or circumstances indicate the carrying value of a long-lived asset may be impaired by estimating the future undiscounted cash flows to be derived from an asset to assess whether or not a potential impairment exists. If the carrying value exceeds our estimate of future undiscounted cash flows, an impairment value is calculated as the excess of the carrying value of the asset over our estimate of its fair market value. Events or circumstances which could trigger an impairment review include a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition, significant changes in our use of acquired assets, our overall business strategy, or significant negative industry or economic trends.

During the fourth quarter of 2013, based on the impairment testing described above, we determined that one of our developed technology intangible assets was not recoverable as the technology was no longer projected to be utilized in future product offerings and thus projected cash flows did not exceed carrying value. The technology and other related tangible assets were considered to be fully impaired and the balances were written down to zero. We recorded impairment charges of $0.7 million into selling, general and administrative expenses for the year ended December 31, 2013. There were no such impairment charges in 2012.

Goodwill is tested for impairment at a minimum on an annual basis and at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. We are organized in one operating segment, which also represents the sole reporting unit. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. The fair value of the reporting unit is estimated using market and discounted cash flow approaches. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The discounted cash flow approach uses expected future operating results. Failure to achieve these expected results may cause a future impairment of goodwill at the reporting unit. We conducted our annual impairment tests of goodwill in the fourth quarters of 2013 and 2012. As a result of these tests, we determined that no adjustment to the carrying value of goodwill was required.

Inventory and Warranty Provisions

We maintain provisions for inventory obsolescence and warranty costs that we believe are reasonable and that are based on our historical experience and current expectations for future performance. The inventory provision is established using our estimate of the potential future obsolescence or excess inventory. A substantial decrease in demand for our products or the introduction of new products could lead to excess inventories and could require us to increase our provision for inventory obsolescence. Our current estimates and assumptions are consistent with prior periods. In the past, there have not been significant adjustments of the actual results to our estimates.

We warrant our systems to be free from defects for a period of generally 12 months from the date of sale and our disposable products to be free from defects, when handled according to product specifications, for the stated life of such products. Accordingly, a provision for the estimated cost of warranty repair or replacement is recorded at the time revenue is recognized. Our warranty provision is established using our estimate of future failure rates and of the future costs of repairing any system failures during the warranty period or replacing any disposable products with defects. Significant increases in the failure rates of our products could lead to increased warranty costs and require us to increase our warranty provision.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods indicated (in thousands):

	Year ended December 31,
	2012	2013
Consolidated Statements of Operations Data:
Revenue	$40,301	$51,099
Cost of goods sold	15,081	16,709

Gross profit	25,220	34,390

Operating expenses:
Research and development	6,372	6,480
Selling, general and administrative	22,820	26,094

Total operating expenses	29,192	32,574

Income (loss) from operations	(3,972)	1,816

Interest and other expense (net):
Interest and other income	367	465
Interest and other expense	(588)	(644)

Total interest and other expense, net	(221)	(179)
Tax provision	200	618

Net income (loss)	$(4,393)	$1,019

	Year ended December 31,
	2012	2013
	(percentages of revenue)
Revenue	100%	100%
Cost of goods sold	37%	33%

Gross margin	63%	67%
Operating expenses:
Research and development	16%	13%
Selling, general and administrative	57%	51%

Total operating expenses	72%	64%

Operating margin	(10)%	4%

Interest and other expense (net):
Interest and other income	1%	1%
Interest and other expense	(1)%	(1)%

Total interest and other expense, net	—%	—%
Tax provision	—%	1%

Net income (loss)	(11)%	2%

Revenue

We primarily generate revenue from sales of instrumentation systems and related consumables and reagents. Our customers include biopharma, academic and government researchers.

Cost of Goods Sold

Cost of goods sold for manufactured components consists of raw material part costs and associated freight, shipping and handling costs, contract manufacturer costs, personnel costs, yield loss, stock-based compensation, overhead and other direct costs related to those sales recognized as product revenue in the period.

Research and Development

Research and development costs consist of salaries, employee benefits, research supplies, materials for prototypes and allocated overhead costs that include facility and other overhead costs. We have made substantial investments in research and development since our inception. Our research and development efforts have focused primarily on the tasks required to enhance our technologies and to support development and commercialization of new and existing products.

Selling, General and Administrative

Selling, general and administrative expense consists primarily of personnel costs for our sales and marketing, finance, legal, human resources and general management, as well as professional services, such as legal and accounting services.

Comparison of Years Ended December 31, 2012 and December 31, 2013

The following table presents our revenue for each period presented (in thousands).

	Year ended December 31,
	2012	2013
Revenue	$40,301	$51,099

Revenue

Revenue increased $10.8 million, or 27%, to $51.1 million for 2013 as compared to $40.3 million for 2012. The increase was primarily due to increased sales of instruments, consumables and service within our Simple Western and Biologics product lines, partially offset by a decline in sales of our Imaging products. We expect sales of our Imaging products to continue to decline as we emphasize sales of our Simple Western products as a more complete solution for our customers.

Cost of Goods Sold

The following table presents our cost of goods sold and gross margin for each period presented (in thousands).

	Year ended December 31,
	2012	2013
Cost of goods sold	$15,081	$16,709
Gross margin	62.6%	67.3%

Cost of goods sold increased $1.6 million, or 11%, to $16.7 million for 2013 compared to $15.1 million for 2012 primarily due to increases in sales of our Simple Western and Biologics products, partially offset by a decrease in sales of our Imaging products. Gross margin was 67.3% in 2013 as compared to 62.6% in 2012. The increase was primarily due to the mix of products sold as a greater number of higher margin products were sold during 2013. We expect gross margin to remain relatively flat in the near future.

Operating Expenses

The following table presents our operating expenses for each period presented (in thousands):

	Year ended December 31,
	2012	2013
Research and development	$6,372	$6,480
Selling, general and administrative	22,820	26,094

Total operating expenses	$29,192	$32,574

Research and Development

Research and development expense was essentially flat in 2013 compared to 2012. We expect research and development expense to stay relatively flat as a percentage of revenue.

Selling, General and Administrative

Selling, general and administrative expense increased $3.3 million, or 14%, to $26.1 million for 2013 compared to $22.8 million for 2012. The increase was primarily due to an increase in compensation related costs of approximately $1.6 million as we added 15 employees to support our growth. In addition, we recognized an impairment charge of $0.7 million as we determined that one of our developed technology intangible assets was not recoverable as the technology was no longer projected to be utilized in future product offerings and thus projected cash flows did not exceed carrying value.

Interest and Other Expense, Net

The following table presents our interest and other expense and interest and other income for each period presented (in thousands):

	Year ended December 31,
	2012	2013
Interest and other income	$367	$465
Interest and other expense	(588)	(644)

Total interest and other expense, net	$(221)	$(179)

Interest and other income increased by $98,000, or 27%, to $465,000 for 2013 compared to $367,000 for 2012. The increase in interest and other income is primarily related to foreign currency gains on transactions denominated in other currencies of $464,000 partially offset by the reversal of the liability related to one of our preferred stock warrants that expired unexercised and the release of a liability related to a prior acquisition resulting in one-time gains in 2012 of approximately $184,000 and $175,000, respectively.

Interest and other expense increased $56,000, or 10%, to $644,000 for 2013 compared to $588,000 for 2012 due primarily to the interest expense on increased amounts outstanding under our outstanding loan and credit facilities.

Tax provision

For 2013, income tax expense was $618,000, for an effective tax rate of 38%. Substantially all of the tax expense relates to income taxes on the Company’s operations in Canada. The Company recorded $24,000 and $16,000 of U.S. federal and state tax benefits, respectively, primarily as a result of a reduction in the Company’s deferred tax liabilities related to indefinite-lived intangible assets, partially offset by $13,000 of state minimum taxes.

For 2012, income tax expense was $200,000, for an effective tax rate of negative 5%. Substantially all of the tax expense relates to income taxes on the Company’s operations in Canada. Because of the valuation allowance for U.S. federal and state tax purposes, the Company did not record any federal income tax expense in 2012 and only $11,000 of U.S. state tax expense, primarily state minimum taxes.

Liquidity and Capital Resources

The following table presents our cash flow summary for each period presented (in thousands):

	Year ended December 31,
	2012	2013
Net cash (used in) provided by operating activities	$(3,448)	$6,557
Net cash used in investing activities	(148)	(1,430)
Net cash provided by financing activities	3,282	2,652
Effect of exchange rate changes on cash and cash equivalents	23	(334)

Net increase (decrease) in cash and cash equivalents	$(291)	$7,445

Sources of Liquidity

As of December 31, 2013, we had $12.2 million of cash and cash equivalents compared to $4.7 million as of December 31, 2012. As of December 31, 2013, our working capital totaled $8.9 million. Since our inception, we have principally funded our operations through issuances of convertible preferred stock, which have provided us with aggregate net proceeds of $107.7 million. We have also received significant funding in the form of loans and credit facilities. As of December 31, 2013, we had total debt of $14.3 million and an accumulated deficit of $67.6 million.

In 2012, we entered into a Loan and Security Agreement, or Loan Agreement, with Comerica Bank for a credit line comprised of three facilities: a Term Loan, a Revolving Domestic Credit Facility and a Revolving Export Credit Facility. We have amended the Loan Agreement subsequently to increase the amounts available under the various facilities. Loan fees of $0.4 million with respect to these facilities are due beginning in March 2014. As of December 31, 2013, the total available credit facility was $15.0 million and $14.3 million was outstanding. The Loan Agreement contains various covenants that limit our ability to engage in specified types of transactions. We were in compliance with all such covenants as of December 31, 2013.

As of December 31, 2013, the Term Loan was $6.0 million with an interest-only period through 2013. The Term Loan was to be repaid in 31 equal payments beginning in January 2014. The interest rate on the Term Loan is fixed at 3.00%.

At December 31, 2013, the amount available to draw under the Revolving Domestic Credit Facility was $7.0 million and can be drawn upon through March 1, 2015 with no requisite utilization of the facility. Advances under the Revolving Domestic Credit Facility are available on a formula of up to 80% of eligible accounts receivable, as defined by the agreement. The Revolving Domestic Credit Facility contained a non-formula availability of $2.0 million. Repayment is interest only on a monthly basis, with principal due at maturity. The interest rate on the Revolving Domestic Credit Facility is floating at the lender’s Prime plus 1.00%. At December 31, 2013, we owed principal on this facility of $6.4 million, with interest of 4.25% per annum.

At December 31, 2013, the amount available to draw under the Revolving Export Credit Facility was $2.0 million and can be drawn upon through March 1, 2015, with no requisite utilization of the facility. Advances under the Revolving Export Credit Facility are available on a formula of up to 80% of eligible accounts receivable, as defined by the agreement. Repayment is interest only on a monthly basis, with principal due at maturity. The interest rate on the Revolving Export Credit Facility is floating at the lender’s Prime plus 0.50%. At December 31, 2013, we owed principal on this facility of $1.9 million, with interest of 3.75% per annum.

In March 2014, the Term Loan was increased to $10.0 million, the Revolving Domestic Credit Facility was increased to $8.0 million and the related non-formula availability of $2.0 million was removed. The Revolving Export Credit Facility remained at $2.0 million. The total credit facility increased from $15.0 million to $20.0 million. An additional loan fee of $0.3 million was added as a result of this amendment, due in March 2018, upon completion of principal pay-down. The interest only period of the Term Loan was extended to March 31, 2015. The interest rate on the Revolving Domestic Credit Facility was decreased to 4.0% per annum. The Revolving Domestic and Export Credit Facilities now expire in March 2016.

Net Cash (Used in) Provided by Operating Activities

We derive cash flows from operations primarily from cash collected from the sale of our products. Our cash flows from operating activities are also significantly influenced by our use of cash for operating expenses to support the growth of our business. Until 2013, we have historically experienced negative cash flows from operating activities as we have expanded our business and built our infrastructure domestically and internationally and this may continue in the future.

Net cash provided by operating activities was $6.6 million during 2013. Net cash provided by operating activities primarily consisted of our net income of $1.0 million plus non-cash charges of $4.8 million consisting of $3.1 million in amortization and impairment of intangibles, $1.1 million in depreciation and amortization of our property and equipment, $0.6 million of stock-based compensation and other non-cash charges, in addition to changes in operating assets and liabilities of $0.7 million.

Net cash used in operating activities was $3.4 million during 2012. Net cash used in operating activities primarily consisted of our net loss of $4.4 million and changes in operating assets and liabilities of $3.0 million, which was partially offset by non-cash expense items such as amortization of intangible assets of $2.6 million and depreciation and amortization of our property and equipment of $1.4 million.

Net Cash Used in Investing Activities

Historically, our primary investing activities have consisted of capital expenditures for acquisitions of other companies and the purchase of capital equipment to support our expanding infrastructure and work force. We expect to continue to expand our manufacturing capability and expect to incur additional costs for capital expenditures related to these efforts in future periods.

We used $1.4 million of cash in investing activities during 2013 for purchases of capital equipment to support our infrastructure and manufacturing operations.

We used $0.1 million of cash in investing activities during 2012 for purchases of capital equipment to support our infrastructure and manufacturing operations.

Net Cash Provided by Financing Activities

Historically, we have principally funded our operations through issuances of convertible preferred stock and debt.

We generated $2.7 million of cash from financing activities during 2013, which was primarily net proceeds from our revolving lines of credit of $2.5 million.

We generated $3.3 million of cash from financing activities during 2012, which was primarily net proceeds from our term loan and revolving lines of credit of $3.2 million.

Capital Resources

At December 31, 2012 and 2013, our working capital was $5.5 million and $8.9 million, respectively, including cash and cash equivalents of $4.7 million and $12.2 million respectively. In addition, beginning in April 2015, we will commence making principal payments on our term loan, following the end of the interest-only period. Monthly payments, which are currently interest only payments of $25,000, will increase to include principal of $278,000 in April 2015. The Loan Agreement, as amended in March 2014, provides us with a bank line of credit that is collateralized by our accounts receivable and provides us the ability to draw up to $10.0 million. As of December 31, 2013, we had $8.3 million outstanding under our revolving credit facilities. During the years ended December 31, 2012 and 2013, our capital expenditures were $0.1 million and $1.4 million, respectively. We are estimating capital expenditures to be higher in 2014 primarily for the consolidation of our California facilities for which we may incur additional charges, expansion of our manufacturing capacity, research and development equipment and sales demonstration and product support units to service our global customer base.

We believe our existing cash, available debt and cash equivalents and the net proceeds from this offering, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.

However, we may need to raise additional capital or debt to expand the commercialization of our products, fund our operations and further our research and development activities. Our future funding requirements will depend on many factors, including the cost and timing of establishing additional sales, marketing and distribution capabilities, the cost of our research and development activities, the market acceptance of our products, the effect of competing technological and market developments, the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions, the cost of filing and prosecuting patent applications and the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or violate other intellectual property rights.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.

Off-Balance Sheet Arrangements

Since our inception, we have not had any off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission’s Regulation S-K.

Contractual Obligations and Commitments

The following summarizes our contractual obligations as of December 31, 2013 (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Thereafter
Operating lease obligations	$1,354	$663	$691	$—	$—
Revolving credit facility	8,341	8,341	—	—	—
Term debt(1)	6,679	2,683	3,996	—	—

Total	$16,374	$11,687	$4,687	$—	$—

(1)	Our term debt was refinanced in March 2014. Under the new terms of the debt, no amounts are due within 1 year, $5,833 is due in 1-3 years and $4,167 is due in 3-5 years.

Our operating lease obligations relate to leases for our current headquarters and manufacturing facilities, as well as leases for office space for our foreign subsidiaries.

Purchase orders or contracts for the purchase of supplies and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current procurement or development needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of supplies or other goods specifying minimum quantities or set prices that exceed our expected requirements for three to six months.

Backlog

We generally expect to ship all orders received in a given period and as a result our backlog at the end of any period is insignificant.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

As we expand internationally our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. Our revenue is generally denominated in the local currency of the contracting party. Historically, the substantial majority of our revenue has been denominated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States, with a portion of expenses incurred in Canada, Europe, Japan and China. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. Fluctuations in currency exchange rates could harm our business in the future. The effect of a 10% adverse change in exchange rates on foreign denominated cash, receivables and payables as of December 31, 2013 would not have been material.

To date, we have not entered into any material foreign currency hedging contracts although we may do so in the future.

Interest Rate Sensitivity

We had cash and cash equivalents of $12.2 million as of December 31, 2013. These amounts were held primarily in cash on deposit with banks and money market funds, which are short-term. Cash and cash equivalents are held for working capital purposes and restricted cash amounts are held as letters of credit for collateral for our facility lease agreements. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had decreased by 10% during the periods presented, our interest income would not have been materially affected.

As of December 31, 2013, the principal amount of our term debt outstanding was $6.0 million. The interest rate on our term debt is fixed through the use of an interest rate swap. The principal amount of debt on our revolvers outstanding was $8.3 million, which are at variable rates. If overall interest rates had increased by 10% during the periods presented, our interest expense would not have been materially affected.

Fair Value of Financial Instruments

We do not have material exposure to market risk with respect to investments as our investments consist primarily of highly liquid securities that approximate their fair values due to their short period of time to maturity. We do not use derivative financial instruments for speculative or trading purposes, however, we may adopt specific hedging strategies in the future.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In February 2013, the FASB issued guidance on disclosure requirements for items reclassified out of accumulated other comprehensive income (loss). This new guidance requires entities to present (either on the face of the statement of operations or in the notes to the financial statements) the effects on the line items in the statements of operations for amounts reclassified out of accumulated comprehensive income. The new guidance will be effective for us beginning in the first quarter of 2014. The adoption of the guidance will impact our financial statement presentation and/or our disclosures but will not affect our financial position, results of operations, or cash flows.

BUSINESS

Overview

Our goal is simply to help researchers gain a better understanding of proteins and their role in disease. We develop and commercialize proprietary systems and consumables for protein analysis that ultimately help reveal new insights into the true nature of proteins.

Proteins are the heart and soul of functional biology and understanding proteins is central to understanding disease. However, proteins are difficult to interrogate because they are large, complex and unique. We believe that traditional protein analysis tools can be overly complex or inadequate, and our goal is to make protein analysis simpler, more quantitative and affordable. Our comprehensive portfolio of tools includes Simple Western systems that provide fresh insight into protein expression and Biologics systems that probe the structure and purity of protein-based therapeutics.

Proteins are Essential

Proteins are fundamental biological building blocks. They are large, complex biological molecules that perform the everyday critical tasks in the body. They do the majority of work in every cell and are required for structure, function and regulation of the body’s tissues and organs. According to MarketsandMarkets, researchers will spend approximately $17 billion worldwide on proteomics research in 2017.

Proteins are chains of amino acids that are manufactured in every cell using the code provided by DNA in each cell. DNA is translated to RNA, which in turn is used to instruct the cell on which amino acids should be assembled into a two-dimensional amino acid chain. This two-dimensional chain is then guided through a folding process in the cell that produces a fully-functional three-dimensional protein and places it in the correct location to perform its intended function. Below is an illustration of the complexity of proteins.

Proteins are important for understanding disease because they are the functional units that carry out specific tasks in every cell. Without them, the cell cannot perform its intended function, produce the energy it requires, maintain its shape or survive in its environment. In addition, proteins are used more and more as therapeutics. These protein-based therapeutics can assist cells in cases where the native protein is missing or dysfunctional. Understanding how and where proteins function and which parts of a cell, organ or tissue benefits from them is critical for accurately identifying cures for and treating diseases.

Protein Analysis

With the correct tools and carefully-designed experiments, we can learn much about a protein. We can identify its location in the cell, understand its physical properties and assess the signaling pathways in which it functions. We can trace its amino acid sequence back to specific genes and in the case of disease, we can learn how these proteins are individually and/or collectively important and how they contribute to the health and well-being of everyone. Examining proteins and understanding their individual characteristics and functioning is central to disease treatment and prevention.

However, all of these parameters are difficult to measure in proteins. Many proteins are located in parts of the cell that are difficult to access or are present at concentrations that are below the detectable limits of current technology. In addition, all proteins have a three-dimensional structure that typically degrades outside the native environment of the cell. Functional analysis of a protein is difficult without development of a mutant version of the protein, which itself is time consuming, and in some cases, not even possible. Proteins also have so many interaction partners that if one is missing, often another protein will perform the function of the missing protein, making biological conclusions murky.

While there are many tools available for protein analysis today, such as Western blotting, mass spectrometry, chromatography, ELISA and surface plasmon resonance, we believe these traditional protein tools can be overly complex or inadequate. Our goal is to make protein analysis simpler, more quantitative and affordable.

Simple Western

The Traditional Western Blot

The Western blot, or Western, is the most widely-used method, or assay, for protein detection today. Unchanged since its invention in 1979, the Western workflow is used by molecular biologists, biochemists and clinicians to determine if a specific protein is present in a sample. This assay is an immunoassay, meaning that it requires a specific primary and secondary antibody in order to correctly identify the protein of interest. The Western blot also shows the researcher the size of the protein identified. Below is an illustration of the typical steps in a traditional Western workflow.

Protein identification via Western blot is a manual, time-intensive, multistep process that requires an array of equipment from many different suppliers. The scientist denatures and reduces the samples so that they can be loaded into a polyacrylamide gel. After purchasing a gel, or manufacturing a gel and casting it into a thin slab, he loads the samples into the gel and applies a voltage causing the samples to enter the gel and separate into individual proteins. After the proteins are separated, the sample is transferred from the gel onto a nitrocellulose or PVDF membrane, commonly called a “blot”, where the proteins are immobilized. To accomplish the transfer, the scientist manually makes a sandwich of the gel and the membrane and then uses an electrophoresis apparatus to complete the transfer. The blot is then processed by sequentially moving it from solution to solution, each containing different components of the immunoassay. Next, the scientist captures an image of the blot on film or by using a digital imager. As a final step, the scientist must analyze the intensity of each band on the image, by eye or using densitometry software, to determine the results. This entire process can take up to 24 hours to complete and requires as much as five hours of physical hands-on time per blot. Typically, researchers run about 12 samples per gel and each sample can cost from $4 to $12 in consumables and reagents.

The Problems with Western Blots

The Western blot presents a number of challenges to researchers. The Western workflow is highly cumbersome and requires an extensive collection of instruments and consumables from a wide variety of suppliers. Instruments used in this workflow include gel apparatuses, power supplies, electrophoresis boxes, shakers, transfer trays and digital imagers. Consumables used in this workflow include glassware, gels, blotting paper, blots, buffers, primary and secondary antibodies and film. This litany of equipment takes up large amounts of bench space and must be constantly cleaned and maintained. Large volumes of buffers are also required throughout the process and all of the buffers and gels must ultimately be disposed of according to the hazardous waste policy of the scientist’s institution, often at significant cost.

The workflow involved is arduous, tedious and highly prone to error. Every step of the process requires manual intervention by the user. In general, each of these steps is timed using a hand-held timer, completely tying the researcher to the bench. The protocol one scientist uses to achieve a result cannot be easily transferred to other scientists due to the fact that each researcher may perform each manual step slightly differently. Thus, the scientific results are not easily reproducible. This workflow requires as much as five hours of hands-on time and final results are often not available until a full day after the start of the experiment. The long delay in getting answers restricts the user from making timely decisions.

Finally, Western blot results can be inconsistent from day to day and researcher to researcher, and poor data quality can lead to repeated experiments. The quality of the data and the methods used to analyze the data may prevent the results from being quantitative. Therefore, Western blot results are typically qualitative and limited to assessing protein presence or absence rather than the actual amount of protein in the sample.

The Western Blot Market

The Western blot market is made up of instruments and consumables that are used in the Western blot workflow. Instruments used in this workflow include gel apparatuses, electrophoresis boxes and digital imagers. Consumables used in this workflow include gels, blots, antibodies and film. Over 850,000 researchers around the world use Western blots in their research and spent $2.2 billion in 2012 on the technique according to BioInformatics, LLC.

The Simple Western Solution

Our Simple Western is a complete reinvention of the traditional Western blot. It is a fully-automated, analytical technique that can identify and quantify a protein of interest in a sample. Like the Western blot, our Simple Western also provides the user with the size of the protein and utilizes antibodies to identify specific proteins in the sample. These are the only similarities of the two techniques. Below is an illustration of the steps in a Simple Western workflow.

The Simple Western eliminates the hassles of the Western workflow - no messy gels, no transfer tanks, no blots, no imaging and no manual analysis. Researchers simply prepare their samples, load them into a microplate, click “start,” and come back in as few as three hours to fully-analyzed, highly consistent and quantitative data. The Simple Western automates the entire workflow and transforms the Western blot into a gel-free, blot-free assay requiring just 30 minutes of sample prep time. We provide proprietary kits that include all components necessary to run the assay, except the primary antibody and sample. This provides flexibility to researchers by allowing them to use any primary antibody with their sample. The total Simple Western consumable cost to the researcher is $6 to $8 per data point. We believe the cost per data point of a Simple Western is similar to the typical traditional Western but the Simple Western is materially cheaper when factoring in the significant labor efficiencies of our platform.

Not only does the Simple Western simplify the workflow, it transforms the Western into a real analytical tool for protein analysis, providing truly quantitative, high quality data. The reproducibility of the assay enables researchers to determine precisely how much protein exists in a given sample. The Simple Western is also more sensitive than a traditional Western. This means that the Simple Western will detect a lower level of target protein in a given sample or allow a researcher to use less sample to run the assay. Multiple proteins can also be assessed in every sample allowing a more holistic view of protein function.

Simple Western Technology

The Simple Western uses capillaries instead of blots. These capillaries have a 100 µm inner diameter and therefore require only nanoliters of sample. The process is fully automated and can separate proteins by size or charge. For the size-based assay, the system aspirates two matrices into the capillaries, a stacking matrix and a separation matrix. The system then aspirates the sample into the capillaries. For the charge-based assay, the system aspirates the sample, pre-mixed with a pH gradient buffer, into the capillaries. For both the size-based and charge-based assays, the system then applies a voltage across the capillaries, causing the proteins to separate appropriately. To immobilize the proteins in their respective positions, the capillaries are exposed to a UV light that links the proteins to a photoreactive compound which is pre-coated on the interior wall of each capillary. With the proteins fixed to the capillary, the matrices are flushed out using buffer and an immunoassay is performed by aspiration of primary and secondary antibodies. The secondary antibodies are horseradish peroxidase conjugated, allowing the use of a chemiluminescent substrate for final protein detection. The software automatically analyzes the results to provide the user with fully quantitative data. Below is an illustration of the Simple Western technology.

Simple Western Products

The Simple Western product family offers a variety of instruments and consumables to address the different throughput needs and price sensitivity of researchers. All systems use the same analytical software, with optional 21 Code of Federal Regulations (CFR) part 11 compliance tools, to run the systems and analyze data.

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Wes: Our newest Simple Western system is positioned for the low-cost academic market and separates proteins by size. He uses an innovative capillary cartridge and an assay plate pre-filled with all the reagents required to run an assay so that researchers only have to pipette the sample and antibodies and click “start.”

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Sally Sue: A high throughput instrument positioned for biopharma that separates proteins by size. She offers users flexibility with each run, allowing them to run as few as 12 samples or as many as 96. In addition, she offers the capability to aspirate from one sample up to eight times, allowing researchers to perform multiple experiments from a single sample.

•	Peggy Sue: Offers the same throughput of Sally Sue, but she can separate proteins by size or by charge, offering enhanced protein characterization capabilities in a single platform.

•	NanoPro 1000: A high throughput system that separates proteins by charge.

•	Master kits: Available for all instruments and includes all necessary consumables and reagents to run a Simple Western assay.

Product	Key Attributes	U.S. List Price	Product Image
Wes	• Up to 25 samples per run • Size separation • Run time: < 3 hours	$59,500
Wes Master Kits	• 13- or 25-capillary cartridges • Prefilled microplates • All required reagents	$900-$1,250
Sally Sue	• Up to 96 samples per run • Size separation • Run time: 16 hours	$228,950
Peggy Sue	• Up to 96 samples per run • Size or charge separation • Run time: 12-16 hours	$299,950
Sally Sue and Peggy Sue Master Kits	• Capillaries and microplates • All required reagents	$3,000-$3,550
NanoPro 1000	• Up to 96 samples per run • Charge separation • Run time: 12 hours	$228,950

Biologics

Protein-based therapeutics, or biologics, are transforming the pharmaceutical industry and treatment of many diseases. According to a report by EvaluatePharma, there are currently over 2,000 biologics in various stages of clinical development. Biologic drugs are very effective targeted therapeutics for diseases such as arthritis, cancer and diabetes, and their number in development is increasing because of a variety of advances in biochemistry, immunology and biotechnology. Biologics can be monoclonal antibodies, recombinant proteins and vaccines.

Biologics are complex products, and developers of biologics are required by regulatory agencies, such as FDA, to develop robust processes to ensure that the specific biologic of interest can be identified and characterized accurately and then consistently and reliably produced. As a result, a suite of complementary analytical approaches are utilized to measure attributes such as identity, strength, potency, purity, safety and impurities. These analytical approaches are used throughout the product development process, spanning initial discovery, expression, formulation, process development, quality control and final release.

The development and production of biologics requires a variety of analytical tools to ensure the quality and efficacy of these drugs. Our Biologic tools help researchers interrogate protein purity and identify contaminants during the development and production of biologics.

iCE

Biologic Purity

Charge heterogeneity is a critical quality measure of the purity and identity of a biologic, and is typically represented as a signature or charge profile. Variations in this signature can be indicative of a variety of modifications, such as degradation, oxidation, deamidation and fragmentation. FDA requires that it is monitored during the development and production of biologics, including cell culture development, formulation, process development and quality control.

The Biologics Purity Market

The biologics purity market includes instruments and consumables used to measure the charge heterogeneity of proteins. Charge heterogeneity is a critical quality attribute and is representative of the purity or identity of the drug. It can be measured using capillary electrophoresis, or CE, or ion exchange chromatography, or IEX. According to a report from Strategic Directions International, Inc. that we commissioned in 2013, biopharma developers spent approximately $280 million in 2013 to measure charge heterogeneity of biologics.

The iCE Solution

Our iCE3 system is an analytical tool that measures the charge heterogeneity of proteins. Proteins are highly diverse molecules, and are subject to variation not only due to changes that occur during protein expression, but also due to post-translational modifications. Slight variations in the charge of a protein indicate changes in the protein and can cause deviations in stability, ligand binding, folding patterns and function within signaling pathways, creating issues in quality and consistency of biologics.

The iCE3 is a well-established, validated approach to charge heterogeneity measurement. It is reliable, enables easy method development and delivers highly reproducible data in less than ten minutes. We believe it delivers results significantly faster and more economically with higher resolution than other methods, such as traditional CE or IEX. The iCE3 includes an integrated autosampler, allowing customers to perform up to 96 measurements in a single run.

iCE Technology

iCE3 is based on isoelectric capillary electrophoresis. The proprietary technology works by pumping a sample containing the protein of interest into a capillary that has been filled with a solution. The system applies a voltage and each protein migrates within the capillary until it reaches its respective isoelectric point, the location at which the molecule has a net neutral charge. Proteins with a slightly different net charge will migrate to a different position within the capillary. After separation is complete, an image of the capillary is acquired, yielding the charge signature for that protein sample. Variations of this signature between samples and over time can be tracked and recorded for each protein of interest. Below is an illustration of the iCE3 technology.

iCE Products

The iCE product family consists of the iCE3 instrument, an autosampler and proprietary analytical software, with optional 21 CFR part 11 compliance tools, to run the system and analyze data.

Product	Key Attributes	U.S. List Price	Product Image
iCE3	• Up to 96 samples per run • Measures charge heterogeneity • Autosampler options	$87,000
iCE Cartridges	• 100 samples per cartridge • Proprietary	$620-$760
iCE Reagents	• Buffers • Wash solutions • pI markers	$100-$400

Micro-Flow Imaging (MFI)

Particles in Biologics

The development of a biologic is a complex task, and a pressing concern is that the final formulation may be contaminated with a variety of particles. These particles may be fragments from the manufacturing equipment, such as glass, rubber or metal. The formulation may also contain air bubbles, silicon oil droplets from syringes, or protein aggregates. Regulatory agencies are increasingly concerned about the presence of protein aggregates in biologics because they can cause serious adverse effects to patients. Contaminant particles and protein aggregates range in size from nanometers to several hundred microns. As a result, it is important to monitor the presence of particles and aggregates throughout the Biologic production process.

The Biologics Particle Analysis Market

There are a diverse set of technologies used to analyze particles in biologics, including size exclusion chromatography, light obscuration, light scattering and flow imaging. According to Strategic Directions International, Inc., biopharma developers spent approximately $50 million in 2013 to detect particles using these techniques.

The MFI Solution

Our micro-flow imaging, or MFI, platform detects both visible (10 µm and larger) and subvisible (below 10 µm) particles. It directly measures the size, shape, count and concentration of particles within the 1 µm to 300 µm size range. FDA has set guidelines for the maximum number of particles in the visible > 10 µm range and > 25 µm range, and there is increasing pressure from FDA for measurements within the subvisible 2-10 µm size range.

MFI Technology

One of the major advantages of MFI is the ability to see images of particles. A sample containing a protein of interest is injected into the instrument. The instrument directs this solution through a flow cell, where images are acquired in real time as the solution flows past a detector. These images are collected and analyzed, and for each identified particle a panel of parameters is computed. These parameters are used to characterize each particle into distinct types, such as a protein aggregate, silicon oil droplet, air bubble, or glass shard. The quantity, concentration and distribution of these particles are automatically reported to the user. Below is an illustration of MFI technology.

MFI Products

Our MFI product family consists of two systems, which include proprietary analytical software, with optional 21 CFR part 11 compliance tools, to run the system and analyze data.

Product	Key Attributes	U.S. List Price	Product Image
MFI 5100	• Particle measurement • 1-70 µm range	$74,000
MFI 5200	• Particle measurement • 2-300 µm range	$74,000
Bot1	• 96 sample autosampler • Unattended operation	$44,000
Flow Cell	• Model specific • Consumable • Proprietary	$500-$600

Imaging

Digital imagers are used by many researchers today for imaging gels and Western blots. Images can be taken in a variety of modes including chemiluminescent, fluorescent and infrared. Imagers offer these modes either individually or together to address applications ranging from simple colorimetric gel analysis to three-color fluorescence multiplex blot analysis.

We offer a full line of digital imagers. Our FluorChem products offer chemiluminescent, fluorescent and infrared detection systems for Western blot imaging and utilize simple touch-screen interfaces. These systems are user-customizable and range in price from $19,500 to $42,500. Our AlphaImager gel documentation products provide intuitive imaging solutions for a variety of fluorescent and colorimetric applications. These systems range in price from $5,900 to $10,500.

We have an installed base of over 13,000 imagers worldwide. As these existing or potential new customers look to upgrade or replace their imagers, we have an opportunity to sell them our Simple Western products.

Strategy

Our goal is to build the largest protein analysis pure play in the life science tools sector. Our strategy includes the following elements:

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Drive awareness and adoption of the Simple Western to establish it as the global standard. We plan to further educate the worldwide research community on the numerous advantages of the Simple Western system. In doing so, we believe our Simple Western products have the ability to become the Western blotting standard.

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Expand our Biologics tools product portfolio and markets served. We believe that there are a wide variety of analytical challenges that we can address by expanding our Biologics portfolio in this important, growing market.

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Continue to deliver new products that address researchers’ protein analysis challenges. We believe we have a core competency in new product development and we intend to continue to search out and solve protein analysis problems where they exist.

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Expand our direct distribution capabilities around the world. Our current geographic footprint is modest compared to the worldwide market opportunity for our products and we have limited presence in some key geographic markets such as Europe and Asia.

Research and Development

Product development is a core competency and our goal is to develop a new product in our Simple Western and Biologics families every year. We have a highly experienced team and deep customer relationships that allow us to be very productive, launching 14 new products in just over four years.

Simple Western

In the fourth quarter of 2011, we launched the Simple Western platform with a product named Simon and his related Simple Western consumables. In 2012, we expanded the platform with the launch of Sally and Peggy, delivering higher throughput Simple Western instruments for biopharma. In January 2014, we launched Wes, a transformational new product that replaced Simon with higher performance and lower price. We also launched Sally Sue and Peggy Sue in January 2014 to add increased sensitivity to the Sally and Peggy platforms. In 2014 and beyond we are focused on delivering solutions to expand the breadth of Simple Western applications, such as enabling analysis of higher and lower molecular weight proteins. We are also committed to driving the performance of the Simple Western to new levels, delivering higher sensitivity and resolution with results in a shorter amount of time. Finally, we believe there is a clinical diagnostic opportunity for the Simple Western, which we intend to explore in the future.

iCE

The iCE platform began with the iCE280 instrument, which has been used in biopharma for over a decade. Since that time, the iCE platform has become a validated approach within biopharma. We launched the iCE3 platform in 2011, and additional products were added to the platform in 2013. Our iCE3 customers are focused on measuring charge heterogeneity of their Biologic of interest. However, there are additional opportunities to expand the breadth of applications of our iCE technology to areas such as protein size and post-translational modification analysis.

MFI

The MFI 5000 series and Bot1 autosampler were launched in 2011. Today, the field of particle analysis for proteins has exploded, in part due to the increasing pressure from regulatory agencies to better understand the particle distributions of Biologic formulations. These particles range from nanometer to micrometer in size, and today there is no single instrument that can span this wide range of particle sizes. We are continuing to expand the size range of particles that can be analyzed with our MFI technology. Our MFI platform directly images the particle, providing valuable insight into the morphology of each particle. We are also focused on delivering solutions that extend beyond morphology based characterization, enabling measurements of particle composition in addition to shape.

Our research and development expense was $6.7 million, $6.4 million and $6.5 million, respectively, in 2011, 2012 and 2013.

Sales and Marketing

We primarily sell our products directly to customers, but we do utilize distributors and sub-dealers with certain product lines in certain geographies. In North America, we sell all of our products through direct channels. In Europe, we sell our Simple Western and Biologic products directly to customers and engage distributors to sell our Imaging products. In China and Japan, we have a direct sales force that works with sub-dealers on all product lines. We use distributors to sell our products in the rest of the world. In 2013, approximately 92% of our revenue came from our direct selling efforts.

Customers

We sell our products primarily to biopharma, academic and government customers. In 2013, 85% of our revenue came from biopharma customers and 43% of our revenue came from outside the United States. In our history, we have sold over 14,000 systems. In our Simple Western and Biologics product lines, we have sold more than 1,200 systems to nearly 400 customers. All of the top 20 biopharma companies and the top 20 biologics producers by revenue are our customers. No single customer accounted for over 10% of our revenue in 2011, 2012 or 2013.

Competition

We face competition in each of our product lines. Competitors are specific to each of the products we sell.

Simple Western

We are the first and only company to fully automate the entire Western blot workflow. Our Simple Western platform is a complete replacement for the traditional Western blot. As a result, we face competition from the ecosystem of vendors that supply instruments and reagents to traditional Western blot users. These competitors include Bio-Rad Laboratories, GE Healthcare, Merck KGaA, PerkinElmer and Thermo Fisher Scientific, or Thermo Fisher. All of these vendors provide elements of the traditional work flow. We believe we have a competitive advantage due to our simplified platform that delivers quantitative, actionable data in a manner that cannot be achieved with a traditional Western blot.

iCE

Competition for the iCE platform consists of CE and IEX. The primary competitors to iCE in the CE technology space are Agilent Technologies, or Agilent, Danaher and PerkinElmer. We believe iCE has a competitive advantage relative to other CE systems based on reproducibility and speed of the assay. IEX is performed on traditional HPLC instruments that are equipped with specialized ion exchange columns. We believe we have a competitive advantage over IEX due to the speed of our iCE3 instrument, and the ability to quickly develop methods for multiple protein-based therapeutics of interest. The primary competitors in IEX include Agilent, GE Healthcare, Shimadzu, Sigma-Aldrich, Thermo Fisher and Waters. Further, due to the nature of imaging the entire capillary, the iCE3 platform delivers higher resolution results than IEX or alternative CE techniques that require moving the proteins after separation to a single detection area for quantitation.

MFI

The field of particle analysis is diverse, with many industrial companies participating with offerings that are used to measure a diverse set of sample types outside the scope of biopharma—such as ceramic abrasives, ink toner and paint. In biopharma, there are a diverse set of technologies utilized to characterize particles of various size ranges. These technologies include size exclusion chromatography, coulter counting, light obscuration, light scattering, nanoparticle tracking and flow imaging. Companies in this space include Danaher, Spectris and Wyatt Technology. MFI is a platform that is purpose-built for biopharma. We believe MFI has a competitive advantage relative to other technologies due to its ability to directly image particles.

Intellectual Property

Our success depends at least in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets and trademarks, as well as customary contractual protections. As of February 28, 2014, we had rights to 7 granted patents and 10 pending patent applications related to our Simple Western products. In particular, we had patents and patent applications related to the separation, immobilization and detection of a protein of interest within a capillary, in some cases independent of the type of separation that is performed, such as separation by protein size or charge. In addition, as of February 28, 2014, we had rights to 10 granted patents and 15 pending patent applications related to our Biologics products, including our iCE instrument and MFI platform. Our patents are expected to expire at various times between May 2016 and August 2029. We cannot assure you whether any of our pending patent applications will result in the grant of a patent, whether the examination process will require us to narrow our claims, and whether our claims will provide adequate coverage of our competitors’ products or services.

In addition to pursuing patents on our products, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Our industry is characterized by the existence of a large number of patents and frequent allegations and related litigation regarding patent and other intellectual property rights. In particular, leading companies in our markets have extensive patent portfolios and are periodically involved in litigation. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark and other intellectual property rights against us, our partners or our customers. Our standard license and other agreements may obligate us to indemnify our partners and customers against such claims. We could incur substantial costs and divert the attention of our management and technical personnel in defending against any such claims. Successful claims of infringement by a third party could prevent us from selling or distributing certain products or performing certain services, require us to expend time and money to develop non-infringing products or services, or force us to pay substantial damages—including treble damages if we are found to have willfully infringed patents—royalties or other fees. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Manufacturing

We manufacture our Simple Western and Imaging instruments at our facility in San Jose, California, and our Simple Western consumables at our facility in Santa Clara, California. Our Biologics instruments and consumables are manufactured at our facilities in Toronto and Ottawa, both located in Ontario, Canada. We manufacture our own components where we believe it adds significant value, but we rely on suppliers for the manufacture of some of the consumables, components, subassemblies and autosamplers used with, or included in, our systems, which are manufactured to our specifications. We conduct all final testing and inspection of our products. We have established a quality control program, including a set of standard manufacturing and documentation procedures. We are exploring leasing additional space near our existing facilities which would provide us sufficient manufacturing capacity for the foreseeable future.

We rely on a limited number of suppliers for certain components and materials used in the manufacturing of our instruments and consumables. If we were to lose one or more of our suppliers, it may take significant time and effort to qualify alternative suppliers. We continue to pursue qualifying additional suppliers, but cannot predict how expensive, time-consuming or successful these efforts will be. With respect to many of our suppliers, we are neither a major customer, nor do we have long term supply contracts. These suppliers may therefore give other customers’ needs higher priority than ours, and we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms.

Facilities

We lease approximately 25,000 square feet of office and laboratory space at our headquarters in Santa Clara, California under a lease that expires in June 2014, with two additional three-year options to renew. We also lease approximately 20,000 square feet of manufacturing and office space at our facility in San Jose, California under a lease that expires in December 2016. In Ontario, Canada, we lease approximately 8,400 square feet of office, laboratory and manufacturing space in Ottawa under a lease that expires in May 2015 and approximately 6,000 square feet of office, laboratory and manufacturing space in Toronto under a lease that expires in August 2016. In Shanghai, China and Tokyo, Japan, we lease approximately 2,000-3,000 square feet of office and demonstration laboratory space to support our sales efforts in Asia. The leases expire in December 2015 and February 2017, respectively.

We believe that our existing office, laboratory and manufacturing space, together with additional space and facilities available on commercially reasonable terms, will be sufficient to meet our needs for at least the next two years. We intend to use a portion of the proceeds from this offering to consolidate certain of our facilities.

Employees

As of February 28, 2014, we had 185 employees, of whom 91 work in sales, service, applications and marketing, 51 in manufacturing, 27 in research and development and 16 in general and administrative roles. None of our employees are represented by a labor union or are the subject of a collective bargaining agreement. We believe that our current relationship with our employees is good.

Legal Proceedings

From time to time, we may be party to litigation and subject to claims that arise in the ordinary course of business. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We currently believe that these ordinary course matters will not have a material adverse effect on our business; however, the results of litigation and claims are inherently unpredictable. In the event that we do become a party to any such matters, regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Directors and Executive Officers

Our directors, executive officers and other officers as of March 1, 2014, are as follows:

Name	Age	Position
Timothy A. Harkness	47	President, Chief Executive Officer and Director
Jason B. Novi	39	Chief Financial Officer and Vice President of Operations
Therese L. Salyer	44	Vice President of Sales
Trent A. Basarsky, Ph.D.	46	Vice President of Corporate Development
Robert M. Gavin	46	Vice President of Product Development
A. Blaine Bowman(1)(2)	67	Director and Chairman
David L. Barker, Ph.D.(1)(3)	72	Director
Ronald W. Eastman(2)	61	Director
Joseph D. Keegan, Ph.D.(1)(3)	60	Director
Jack B. Nielsen	50	Director
Christopher van Ingen(2)(3)	67	Director
James N. Woody, M.D., Ph.D.(4)	72	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee
(4)	Dr. Woody will be resigning from our board immediately prior to the effectiveness of this offering

Officers

Timothy A. Harkness has served as our President and Chief Executive Officer and a member our board of directors since June 2008. From August 2007 to December 2007, Mr. Harkness served as Chief Financial Officer and Senior Vice President of Operations of Nektar Therapeutics, Inc., a biopharmaceutical company. From July 1998 to April 2007, Mr. Harkness served as Chief Financial Officer and Senior Vice President of Operations of Molecular Devices Corporation, an international life sciences tools company. Since July 2010, Mr. Harkness has served on the board of directors of Accelrys, Inc. He is also currently a member of the board of directors of Freeslate Inc., a private high-throughput research company. From March 2008 to July 2010, Mr. Harkness served on the board of directors of Symyx Technologies, Inc. Mr. Harkness received an M.B.A. from Stanford University Graduate School of Business and a B.B.A from the University of Wisconsin. We believe Mr. Harkness’ expertise and experience in the life science tools industry qualify him to serve on our board of directors.

Jason B. Novi has served as our Chief Financial Officer and Vice President of Operations since June 2008. From October 2007 to June 2008, Mr. Novi served as the Vice President of Finance at Nektar Therapeutics, responsible for strategic corporate finance, planning and analysis, and treasury. Mr. Novi served as Director of Finance of MDS Analytical Technologies, Inc. from March 2007 to June 2007 subsequent to its acquisition of Molecular Devices Corporation. From October 2000 to March 2007, Mr. Novi served as Director of Finance of Molecular Devices. Mr. Novi is an inactive C.P.A. and began his career with Ernst & Young LLP, based in San Francisco, California. Mr. Novi received a B.S. in Business Administration from Cal Poly San Luis Obispo.

Therese L. Salyer has served as our Vice President of Sales since April 2012. From November 2007 to March 2012, Ms. Salyer served as Vice President of Worldwide Sales at ForteBio, Inc., a life science instrumentation company (now a division of Pall Corporation). From September 2006 to October 2007, Ms. Salyer served as Vice President of Worldwide Sales and Service at Eksigent Technologies, Inc., a life science instrumentation company. Ms. Salyer also served as Director of Sales for Molecular Devices from October 1996 to August 2006. Ms. Salyer received a B.S. in Biotechnology from Minnesota State University at Mankato.

Trent A. Basarsky, Ph.D. has served as our Vice President of Corporate Development since October 2009. From July 2008 to October 2009, Dr. Basarsky served as Director of Corporate Development at Codexis Inc., a

cleantech company focused on next generation biofuels and pharmaceutical manufacturing. Dr. Basarsky was an independent sports technology entrepreneur from September 2007 to June 2008. From July 2004 to July 2007, Dr. Basarsky was Director of Corporate and Business Development of Molecular Devices. From 1998 to 2004, he held positions in marketing, product management, business development and intellectual property at Axon Instruments, a life science instrumentation company. Dr. Basarsky received a Ph.D. in Neuroscience from Iowa State University, a B.Sc. in Zoology and Cell Biology from the University of Alberta and is a licensed patent agent.

Robert M. Gavin has served as our Vice President of Product Development since July 2008. From March 2007 to July 2008, Mr. Gavin served as Director of Engineering of MDS Analytical Technologies. From February 2003 to March 2007, Mr. Gavin served as Director of Engineering of Molecular Devices. Mr. Gavin received a M.S. in Manufacturing Systems Engineering and a B.S. in Mechanical Engineering from Stanford University.

A. Blaine Bowman has served on our board of directors since May 2006. Mr. Bowman was formerly the Chairman, President and Chief Executive Officer of Dionex Corporation, a manufacturer of analytical instruments. Mr. Bowman retired as President and Chief Executive Officer of Dionex in 2002 and as chairman of the board in 2005, and he remained a director of Dionex until its sale to Thermo Fisher Scientific Inc. in 2011. Mr. Bowman also serves on the boards of directors of Altera Corporation and Illumina, Inc. Mr. Bowman received an M.B.A. from Stanford University and a B.S. in Physics from Brigham Young University. Due to Mr. Bowman’s expertise in business management, we believe he is able to contribute valuable input on our strategic and business affairs to our board of directors.

David L. Barker, Ph.D. has served on our board of directors since November 2006. Dr. Barker served as Vice President and Chief Scientific Officer at Illumina, Inc. from 2000 to 2006. From 1998 to 2000, Dr. Barker served as Vice President and Chief Science Advisor at Amersham Biosciences, Inc., now part of General Electric Company. Prior to his industry experience, Dr. Barker conducted interdisciplinary research in neurobiology as a postdoctoral fellow at Harvard Medical School, Assistant Professor at the University of Oregon and Associate Professor at Oregon State University. Dr. Barker also serves on the boards of directors of BioNano Genomics, Inc., Integrated Diagnostics Inc., IntegenX Inc. and AmideBio, Inc. and as a scientific advisor to Illumina. Dr. Barker received a Ph.D. in Biochemistry from Brandeis University and a B.S. with honors in Chemistry from the California Institute of Technology. Because of his experience serving as an executive at biopharmaceutical companies, we believe he is able to bring important insights to our board of directors.

Ronald W. Eastman has served on our board of directors since October 2010. Mr. Eastman has been a managing director at Essex Woodlands Health Ventures, a growth equity and venture capital healthcare investor, since October 2006. From 2002 to 2006, Mr. Eastman was the Chief Executive Officer of Rinat Neuroscience Corporation, a biotech company spun out of Genentech, Inc. Mr. Eastman currently serves on the boards of directors of Revance Therapeutics, Inc. and several privately held life sciences companies. Mr. Eastman holds an M.B.A. from Columbia University and a B.A. from Williams College. Because of his extensive and valuable corporate governance and board oversight, we believe that he is able to make valuable contributions to our board of directors.

Joseph D. Keegan, Ph.D. has served on our board of directors since March 2014. From 2007 to February 2012, Dr. Keegan served as Chief Executive Officer of ForteBio. From 1998 to 2007, Dr. Keegan served as Chief Executive Officer of Molecular Devices. From 1992 to 1998, he served as President of Worldwide Tissue Culture and Vice President, General Manager of Worldwide Flow Cytometry at Becton Dickinson and Company. Prior to that, Dr. Keegan held a number of positions with Leica, Inc., General Electric and Hewlett-Packard Company. Dr. Keegan currently serves on the boards of directors of Advanced Cell Diagnostics, Labcyte, Inc., Response Biomedical Corp, Seahorse Bioscience, Inc. and Stereotaxis, Inc. Dr. Keegan received his B.A. in Chemistry from Boston University and a Ph.D. in Physical Chemistry from Stanford University. Because of Dr. Keegan’s more than 30 years of experience in life science businesses, we believe he is able to make valuable contributions to our board of directors.

Jack B. Nielsen has served on our board of directors since October 2006. Mr. Nielsen has worked within the Novo A/S organization and its venture activities since 2001 in several roles, most recently as a Partner. From 2006 to 2012, Mr. Nielsen served as a Partner at Novo Ventures (US) Inc. From 1990 to 2001, he held various positions at Novo Nordisk, which in 2000 became Novozymes A/S. Mr. Nielsen currently serves on the boards of directors of Akebia Therapeutics, Inc., Alios BioPharma Inc., Apollo Endosurgery Inc., BioClin Therapeutics Inc., Reata Pharmaceuticals Inc. and Tobira Therapeutics Inc. Mr. Nielsen received his M.Sc. in 1990 from the Technical University of Denmark, and his Master in Management of Technology from the Center for Technology, Economics and Management in Copenhagen in 2000. Because of Mr. Nielsen’s experience in the life sciences industry, we believe that he is able to bring important insights to our board of directors.

Christopher van Ingen has served on our board of directors since March 2014. Since 2010, Mr. van Ingen served as a director of Accelrys, Inc. From March 2008 to June 2010, Mr. van Ingen served as a director of Symyx Technologies. From 2001 to 2007, Mr. van Ingen served as President of the Bio-Analytical Measurement Group of Agilent Technologies, Inc. a life sciences, analytical and electronic measurement company. From 1996 to 2001, Mr. van Ingen served as Vice President of Sales and Marketing of Hewlett Packard’s and Agilent Technologies’ Chemical Analysis Group. He currently serves on the boards of directors of the Bruker Corporation and the Promega Corporation. Mr. van Ingen holds a B.S. in Analytical Chemistry from the University of Utrecht. Because of his decades of experience in executive leadership positions and the life sciences tools business, we believe he is able to make valuable contributions to our board of directors.

James N. Woody, M.D., Ph.D. has served on our board of directors since October 2004. Since November 2004, Dr. Woody has served as a venture partner, and since 2006, as a general partner, at Latterell Venture Partners, a venture capital firm that invests in healthcare companies. From August 2004 to December 2005, Dr. Woody served as President and Chief Executive Officer of OncoMed Pharmaceuticals, Inc. Dr. Woody served as President of Roche Bioscience from 1996 to 2004. From 1991 to 1996, Dr. Woody served as Chief Scientific Officer and Senior Vice President of Research & Development for Centocor, Inc. (now Janssen Biotech, Inc., a subsidiary of Johnson and Johnson). Prior to joining Centocor, Dr. Woody served as a medical officer in the U.S. Navy, retiring as Captain and as Commanding Officer and Director of the U.S. Naval Medical Research and Development Command in 1991. Dr. Woody currently serves on the boards of directors of HemaQuest Pharmaceuticals, Inc., IntegenX Inc., Neuraltus Pharmaceuticals, Inc., OncoMed Pharmaceuticals, Inc. and Tetralogic Pharmaceuticals, Corp. Dr. Woody received an M.D. from Loma Linda University, trained in Pediatric Immunology at Duke University and Children’s Hospital in Boston (Harvard), and received a Ph.D. in Immunology from the University of London, England. Because of Dr. Woody’s years of biomedical research and management experience, we believe he is able to make valuable contributions to our board of directors.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Classified Board

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of eight members, six of whom were elected pursuant to the board composition provisions of a voting agreement that will terminate immediately prior to the closing of this offering. In addition, one of our directors, Dr. Woody will be resigning from our board immediately prior to the effectiveness of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Nielsen and Eastman, and their terms will expire at the annual general meeting of stockholders to be held in 2015;

•	the Class II directors will be Dr. Barker and Mr. van Ingen, and their terms will expire at the annual general meeting of stockholders to be held in 2016; and

•	the Class III directors will be Messrs. Bowman and Harkness and Dr. Keegan, and their terms will expire at the annual general meeting of stockholders to be held in 2017.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the NASDAQ Stock Market LLC, or NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of this offering, and each member of a listed company’s audit, compensation and nominating and corporate governance committees must be independent as well. Under the listing rules of NASDAQ, a director will only qualify as an “independent director” if that company’s board of directors affirmatively determines that the director has no material relationship with that company, either directly or as a partner, shareholder or officer of an organization that has a relationship with that company.

In addition, following the effectiveness of this registration statement, the members of our audit committee must satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. To satisfy the independence requirement of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Similarly, following the effectiveness of this registration statement, the members of our compensation committee must satisfy the NASDAQ independence requirements. To satisfy these requirements, a member of the compensation committee of a listed company may not, other than in his or her capacity as a member of the board of directors or of a board committee, accept any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Bowman, Eastman, Nielsen and van Ingen and Drs. Barker, Keegan and Woody are “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of NASDAQ. Our board of directors has also determined that Mr. Bowman and Drs. Keegan and Barker, who comprise our audit committee, Messrs. Bowman, Eastman and van Ingen, who comprise our compensation committee, and Mr. van Ingen and Drs. Barker and Keegan, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC and NASDAQ rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Our board of directors may, from time to time, establish other committees. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Upon completion of this offering, the charters for each of these committees will be available on our website at www.proteinsimple.com.

Audit Committee

Our audit committee is comprised of Mr. Bowman and Drs. Barker and Keegan, each of whom satisfies the independence requirements under the NASDAQ listing standards and Rule 10A-3 of the Exchange Act. Mr. Bowman is the chairman of our audit committee, is our audit committee financial expert, as that term is defined under SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses the requisite financial sophistication, as defined under the applicable rules and regulations of NASDAQ. The audit committee operates under a written charter, which will be effective upon the completion of this offering. Under its charter, our audit committee will be responsible for, among other things:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners on our engagement team of our independent registered public accounting firm;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	considering and approving or disapproving of all related party transactions;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our disclosure controls;

•	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee is comprised of Messrs. Bowman, Eastman and van Ingen. Mr. van Ingen is the chairman of our compensation committee. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, an outside director, as defined pursuant to Rule 162(m) promulgated under the Internal Revenue Code, and is independent, in accordance with NASDAQ standards. Under its charter, our compensation committee will be responsible for, among other things:

•

evaluating and recommending to the full board of directors the compensation and other terms of employment of our chief executive officer and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•

determining the compensation and other terms of employment of our other executive officers and certain other employees, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•

evaluating and recommending to the full board of directors the adoption of the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•	administering the equity incentive plans, compensation plans and similar programs;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Mr. van Ingen and Drs. Barker and Keegan. Dr. Keegan is the chairman of our nominating and governance committee. Under the nominating and corporate governance committee charter to be effective upon the completion of this offering, the nominating and governance committee will be responsible for, among other things:

•	reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Our board of directors has determined that each member of our nominating and governance committee is independent within the meaning of the independent director guidelines of NASDAQ.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of these provisions, on our website or in filings under the Exchange Act.

Non-employee Director Compensation

We currently provide cash compensation to certain of our non-employee directors. Mr. Harkness, who is also an employee, is compensated for his service as an employee and does not receive any additional compensation for his service on our board of directors. The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2013.

Name	Fees Earned or Paid in Cash ($)		Total ($)
A. Blaine Bowman	35,000	(1)	35,000
David L. Barker, Ph.D.	20,000	(2)	20,000
Ronald W. Eastman	—		—
Joseph D. Keegan, Ph.D.(3)	—		—
Jack B. Nielsen	—		—
Christopher van Ingen(3)	—		—
James N. Woody, M.D., Ph.D.	—		—

(1)	Mr. Bowman is paid an annual retainer in the amount of $25,000 to serve as the chairman of our board of directors and $2,500 per board meeting attended.
(2)	Dr. Barker is paid an annual retainer in the amount of $10,000 to serve as a member of our board of directors and $2,500 per board meeting attended.
(3)	Dr. Keegan and Mr. van Ingen joined our board of directors in March 2014.

Although no options were awarded to non-employee directors in 2013, the table below shows the aggregate numbers of shares subject to option awards (exercisable and unexercisable) held as of December 31, 2013 by our non-employee directors:

Name	Exercisable options outstanding as of December 31, 2013	Unexercisable options outstanding as of December 31, 2013
A. Blaine Bowman	—	—
David L. Barker, Ph.D.	30,000	—
Ronald W. Eastman	—	—
Joseph D. Keegan, Ph.D.(1)	—	—
Jack B. Nielsen	50,000	—
Christopher van Ingen(1)	—	—
James N. Woody, M.D., Ph.D.	—	—

(1)	Dr. Keegan and Mr. van Ingen joined our board of directors in March 2014.

In                     2014, our board of directors adopted a non-employee director compensation policy, which will be effective for all of our non-employee directors upon the closing of this offering, pursuant to which we will compensate our non-employee directors with a combination of cash and equity. Each such director who is not affiliated with one of our principal stockholders will receive an annual base cash retainer of $         for such service, to be paid quarterly. Each chairperson and lead independent director of our board of directors will receive an additional annual base cash retainer of $         for such service, to be paid quarterly.

The policy also provides that we compensate the members of our board of directors for service on our committees as follows:

•

The chairperson of our audit committee will receive an annual cash retainer of $         for such service, paid quarterly, and each of the other members of the audit committee will receive an annual cash retainer of $        , paid quarterly.

•

The chairperson of our compensation committee will receive an annual cash retainer of $         for such service, paid quarterly, and each of the other members of the compensation committee will receive an annual cash retainer of $        , paid quarterly.

•

The chairperson of our nominating and corporate governance committee will receive an annual cash retainer of $         for such service, paid quarterly, and each of the other members of the nominating and corporate governance committee will receive an annual cash retainer of $        , paid quarterly.

The policy further provides for the grant of equity awards as follows:

•	For each new director that joins our board of directors after the closing of this offering, an initial stock option grant to purchase shares of common stock vesting monthly over 36 months; and

•	Annually, for each non-employee director continuing to serve on our board of directors, a stock option grant to purchase shares of our common stock vesting monthly over 12 months.

Each of these options will be granted with an exercise price equal to the fair market value of our common stock on the date of such grant.

EXECUTIVE COMPENSATION

This section provides compensation information for the following individuals:

•	Timothy A. Harkness, our President and Chief Executive Officer, and member of the Board

•	Jason B. Novi, our Chief Financial Officer and Vice President of Operations

•	Therese L. Salyer, our Vice President of Sales

In the discussion below, we refer to this group of executives as the “named executive officers.” In accordance with the applicable rules of the SEC, this group is comprised of (1) our principal executive officer and (2) our next two highest compensated executive officers other than the principal executive officer.

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2013.

Summary Compensation Table for Fiscal Year 2013

Name and Principal Position	Salary ($)		Stock Options ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All other compensation ($)(3)	Total ($)
Timothy A. Harkness President and Chief Executive Officer	423,338	(4)	36,424	317,503	672	777,937
Jason B. Novi Chief Financial Officer and Vice President of Operations	268,729	(5)	12,141	134,377	237	415,484
Therese L. Salyer Vice President of Sales	296,659	(6)	18,212	185,412	296	500,579

(1)	For a discussion of the valuation assumptions used to value the options for financial reporting purposes, see Note 10 to our financial statements included elsewhere in this prospectus regarding stock compensation. These amounts reflect the aggregate grant date fair value of stock option awards granted in 2013 calculated in accordance with FASB ASC Topic 718 and do not correspond to the actual value that may be recognized by the named executive officers.
(2)	Pursuant to the terms of an incentive plan, which is described below under “—Annual Bonus Opportunity,” each named executive officer was eligible for an incentive bonus targeted at a specified percentage of his or her 2013 base salary, which was 60% for Mr. Harkness, 40% for Mr. Novi and 50% for Ms. Salyer. The actual amount of the incentive bonus was approved by our board of directors, following the end of the calendar year based on achievement of both individual goals for each executive and corporate goals.
(3)	Represents group term life insurance premiums paid by us.
(4)	Effective February 1, 2013, Mr. Harkness’ 2013 annual base salary was increased from $412,000 to $424,360.
(5)	Effective February 1, 2013, Mr. Novi’s 2013 annual base salary was increased from $259,230 to $269,600.
(6)	Effective February 1, 2013, Ms. Salyer’s 2013 annual base salary was increased from $290,000 to $297,270.

Annual Base Salary

The compensation of our named executive officers is generally determined and approved by our board of directors, based on the recommendation of the compensation committee. The following were the 2013 base salaries for our named executive officers and their effective base salaries for 2014. Increases in the annual base salary of our named executive officers for each of fiscal year 2013 and 2014 became effective as of February 1 of such fiscal year.

Name	2013 Base Salary ($)	2014 Base Salary ($)
Timothy A. Harkness	424,360	441,334
Jason B. Novi	269,600	286,094
Therese L. Salyer	297,270	309,161

Annual Bonus Opportunity

Each of Messrs. Harkness and Novi and Ms. Salyer are eligible to earn an annual performance-based bonus targeted at 60%, 40% and 50% of their annual base salary, respectively, based on the attainment of specified corporate performance metrics and an evaluation of individual performance. Following the close of each calendar year, our board of directors will determine the level of attainment of the specified corporate performance metrics and complete an evaluation of individual performance and the amount of any performance bonus earned. Each of the following named executive officers’ 2013 actual bonus, expressed as a percentage of annual base salary, is set forth below.

Name	Actual bonus
Timothy A. Harkness	75%
Jason B. Novi	50%
Therese L. Salyer	62.5%

Offer Letters and Employment Agreements

We have entered into offer letters or employment agreements with each of our named executive officers. The agreements generally provide for at-will employment and set forth the named executive officer’s initial base salary and eligibility for employee benefits and, in Mr. Harkness’ case, severance benefits upon a qualifying termination of employment (including in connection with a change in control of the company). Furthermore, each of our named executive officers has executed a form of our standard proprietary information and inventions assignment agreement. The key terms of these agreements with our named executive officers are described below.

Agreement with Mr. Harkness

We entered into an employment offer letter agreement with Mr. Harkness, dated June 12, 2008, under which Mr. Harkness serves as our President and Chief Executive Officer. Mr. Harkness’ agreement was amended and restated on February 3, 2011. The amended and restated employment agreement provides for at-will employment, requires Mr. Harkness to devote his best efforts and substantially all of his business time and attention to our business, and sets forth Mr. Harkness’ initial annual base salary (originally $400,000) and eligibility to participate in our employee benefit plans and programs, as in effect from time to time. His amended and restated employment agreement also provides for an annual bonus targeted at 60% of Mr. Harkness’ annual salary, upon achievement of sales and individual performance goals to be mutually agreed upon between our board of directors and Mr. Harkness annually.

Additionally, the agreement provides for six months accelerated vesting of any of Mr. Harkness’ unvested shares or options in the event of a “change of control,” as defined in the agreement, or full accelerated vesting of his unvested shares or options if, within one month before or 36 months after a change of control, Mr. Harkness’ employment is terminated without “cause”, as defined in the agreement, or Mr. Harkness resigns for “good reason”, as defined in the agreement. Mr. Harkness also is entitled to the following severance payments and benefits if his employment is terminated without cause or if Mr. Harkness resigns for good reason (including if such termination occurs within one month before or 36 months after a change of control), subject to Mr. Harkness executing a standard form of release in a form provided by the company:

•

subject to deductions and withholdings, a cash severance benefit in an amount equal to the sum of (a) twelve months of Mr. Harkness’ base salary, (b) Mr. Harkness’ prior year’s earned annual bonus amount (if not yet paid), (c) 100% of Mr. Harkness’ target bonus, defined as the greater of Mr. Harkness’ actual bonus amount paid for the prior calendar year or the annual percentage of 60% of Mr. Harkness’ base salary or as recently approved by the board, and (d) a pro rata portion of Mr. Harkness’ target bonus based on the number of months worked during the year in which the termination occurs;

•

subject to certain qualifications, payment of COBRA premiums to continue health insurance coverage for Mr. Harkness and his eligible dependents for a period up to the last day of the twelfth calendar month following Mr. Harkness’ termination date;

•

extension of the period of time for Mr. Harkness to exercise each of his then vested and outstanding stock options until the earlier of twelve months after the termination date and the expiration of each option as set forth in the applicable stock option agreement; and

•	retention of the laptop computer, cellular phone and PDA provided to Mr. Harkness by the company during his employment, provided the aggregate value of such property does not exceed $3,000.

Agreement with Mr. Novi

We entered into a letter agreement with Mr. Novi, dated June 25, 2008, under which Mr. Novi was hired as our Chief Financial Officer and Vice President, Finance. Mr. Novi now serves as our Chief Financial Officer and Vice President of Operations. The letter agreement provides that Mr. Novi is an at-will employee and sets forth his initial annual base salary of $225,000 and his eligibility to participate in our employee benefit plans and programs.

Under Mr. Novi’s letter agreement, we also agreed to grant Mr. Novi stock options under our 2003 Stock Option/Stock Issuance Plan (described below under “—Employee Benefit Plans”) to purchase 140,000 shares of our common stock. The options were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant and 25% of the shares underlying the option vested on the one year anniversary of the vesting commencement date (his initial date of employment) and thereafter 1/48th of the shares vested each month, subject to Mr. Novi’s continued employment with us on each applicable vesting date.

Agreement with Ms. Salyer

We entered into a letter agreement with Ms. Salyer, dated March 1, 2012, under which Ms. Salyer was hired as our Vice President of Sales. The letter agreement provides that Ms. Salyer is an at-will employee and sets forth her initial annual base salary of $290,000 and her eligibility to participate in our employee benefit plans and programs.

Under Ms. Salyer’s letter agreement, we also agreed to grant Ms. Salyer stock options under our 2003 Stock Option/Stock Issuance Plan (described below under “—Employee Benefit Plans”) to purchase 700,000 shares of our common stock. The options were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant and 25% of the shares underlying the option vested on the one year anniversary of the vesting commencement date (her initial date of employment) and thereafter 1/48th of the shares vested each month, subject to Ms. Salyer’s continued employment with us on each applicable vesting date.

Potential Payments and Benefits upon Termination or Change in Control

Employment Agreement with Mr. Harkness

Mr. Harkness’ amended and restated employment agreement provides for certain severance and/or change in control benefits, as further described above under “—Offer Letters and Employment Agreements.”

Executive Severance Benefits Plan—Mr. Novi and Ms. Salyer

Mr. Novi and Ms. Salyer are participants in our executive severance benefits plan, or the Severance Plan, adopted by our board of directors on April 28, 2009, as amended and restated February 3, 2011, and are eligible to receive certain benefits thereunder. Pursuant to the Severance Plan, in the event Mr. Novi or Ms. Salyer are terminated without “cause”, as defined in the Severance Plan, at any time other than during the period commencing immediately prior to the effective date of a “change of control”, as defined in the Severance Plan, and ending 12 months following the change of control, Mr. Novi and Ms. Salyer are eligible to receive, subject to the execution of a general waiver and release, (i) a cash severance benefit in an amount equal to six months of their base salaries, subject to withholdings and deductions, and (ii) payment of COBRA premiums to continue health insurance coverage for Mr. Novi and Ms. Salyer and their eligible dependents for a period of up to six months.

In the event Mr. Novi or Ms. Salyer is terminated without cause or if Mr. Novi or Ms. Salyer resigns for “good reason” (as defined in the Severance Plan), in either case, at any time during the period commencing immediately prior to the effective date of a change of control and ending 12 months following the change of control, Mr. Novi and/or Ms. Salyer are eligible to receive, subject to the execution of a general waiver and release, (i) a cash severance benefit in an amount equal to the sum of nine months of their respective base salaries, Mr. Novi’s and Ms. Salyer’s prior year’s earned annual bonus amounts (if not yet paid), respectively, 75% of Mr. Novi’s and Ms. Salyer’s target bonuses, respectively, defined as the greater of Mr. Novi’s and Ms. Salyer’s respective target annual incentive bonuses for the year of termination, or the actual bonus amount paid for the prior calendar year, and a pro rata portion of Mr. Novi’s and/or Ms. Salyer’s target bonuses based on the number of months worked during the year in which the termination occurs (ii) payment of COBRA premiums to continue health insurance coverage for Mr. Novi and Ms. Salyer and their eligible dependents for a period of up to nine months and (iii) full accelerated vesting of any unvested shares of common stock held by Mr. Novi and Ms. Salyer issued pursuant to compensatory equity awards or subject to unexercised stock options.

Management Retention Bonus Plan

Each of Messrs. Harkness and Novi and Ms. Salyer are participants in our Management Retention Bonus Plan, which was adopted in January 2010, and amended in February 2011 and July 2013. The plan is designed to encourage the continued dedication of our key employees in the event of the possibility or occurrence of specified corporate transactions, consisting of a significant restructuring or a change of control.

The plan provides for retention bonuses to be granted to the plan’s participants in the event of a corporate transaction, as defined in the plan, under the following conditions:

Eligibility. Participants who are employees of the company or are providing services to the company on the effective date of the corporate transaction or whose employment or service has been terminated by the company without cause, or have resigned for good reason, each as defined in the plan, within 60 days prior to the effective date of the corporate transaction, are eligible to receive a retention bonus.

Amount. Each retention bonus is equal to the amount of the retention bonus pool multiplied by the participant’s participation percentage, subject to tax limitations. Each participant’s participation percentage is equal to a fraction the numerator of which is the number of shares of our common stock held by the participant as of the closing of the corporate transaction, the denominator of which is the total number of shares held by all participants in the plan as of the closing of the corporate transaction. The retention bonus pool is equal either 5% of the total consideration, as defined in the plan, if the total consideration of the corporate transaction is less than $275,000,000; 6% of the total consideration if the total consideration is between $275,000,000 and $300,000,000; or 7% if the total consideration is greater than $300,000,000.

Payment Timing and Form. The retention bonus will be paid to each participant in a lump sum 30 days from the closing of the corporate transaction, except in the case of certain circumstances further described therein. As a condition of receipt of such bonuses, a participant must execute a general release of claims.

The Management Retention Bonus Plan will automatically terminate upon the closing of this offering.

Outstanding Equity Awards at Fiscal Year-End for Fiscal Year 2013

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2013:

Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Timothy A. Harkness	—	—	N/A	N/A
Jason B. Novi	—	—	N/A	N/A
Therese L. Salyer	—	—	N/A	N/A

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2014 Equity Incentive Plan

Prior to the completion of this offering, our board of directors will adopt, and we expect our stockholders to approve, our 2014 Equity Incentive Plan, or the 2014 plan.

2014 Employee Stock Purchase Plan

Prior to the completion of this offering, our board of directors will adopt, and we expect our stockholders to approve, our 2014 Employee Stock Purchase Plan.

2013 Equity Incentive Plan

Our board of directors approved our 2013 Equity Incentive Plan, or 2013 plan, in April 2013, and our stockholders approved the 2013 plan in May 2013. Our 2013 plan was a continuation of and successor to our 2003 Stock Option/Stock Issuance Plan, or 2003 plan. After our 2013 plan became effective, no further stock awards were made under our 2003 plan. As of March 1, 2014, there were 1,026,693 shares remaining available for the grant of stock awards under our 2013 plan and there were outstanding stock awards covering a total of 3,320,274 shares granted under our 2013 plan.

The 2013 plan will terminate in April 2023, unless our board of directors terminates it earlier. Following its adoption, the 2014 plan will replace the 2013 plan and no additional awards will be granted under the 2013 plan after this offering.

Stock Awards. The 2013 plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. ISOs may be granted only to our employees or the employees of any parent or subsidiary. All other awards may be granted to our employees, including officers, and to our directors and consultants and to the employees and consultants of our affiliates.

Share Reserve. The aggregate number of shares of our common stock originally reserved for issuance pursuant to stock awards under the 2013 plan is 5,438,764 shares, which was the sum of (1) 584,566 shares (which was the number of shares subject to the 2003 plan’s available share reserve as of the effective date of the

2013 plan), plus (2) any shares subject to stock options or other stock awards granted under our 2003 plan that expire or terminate for any reason, are forfeited or repurchased by us not to exceed 4,854,198 shares. In January 2014 our board of directors approved an increase in the 2013 plan reserve by 2,366,000 shares.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2013 plan. The 2013 plan administrator has the authority to modify outstanding awards under our 2013 plan.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the 2013 plan administrator. The 2013 plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2013 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2013 plan vest at the rate specified by the 2013 plan administrator.

The 2013 plan administrator determines the term of stock options granted under the 2013 plan. In general, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the 2013 plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) subject to the consent of the company at the time of exercise, an interest bearing promissory note, and (6) other legal consideration approved by the 2013 plan administrator.

Unless the 2013 plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Change in Control. Unless otherwise provided in the terms of an individual stock award or another written agreement between us and the holder of a stock award, in the event of a change in control, all outstanding options, stock appreciation rights and restricted stock unit awards will terminate, except to the extent they are assumed by the successor corporation (or its parent) or otherwise continued in full force and effect pursuant to the terms of the change in control transaction. All outstanding repurchase rights will be automatically assigned to the successor corporation and any outstanding repurchase rights may be continued pursuant to the change in control transaction, provided that the successor corporation or its parent may elect to not accept assignment of the outstanding repurchase rights, in which case such rights terminate immediately. The 2013 plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control.

Under the 2013 plan, a change in control is generally (1) a merger, consolidation or other reorganization, unless securities representing more than 50% of our combined voting power are immediately thereafter beneficially owned in substantially the same proportion by the persons who beneficially owned such securities immediately prior the transaction; (2) a sale, transfer or other disposition of all or substantially of our assets; or (3) the acquisition, directly or indirectly, by any person or related group of persons, of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities from a person or persons other than us.

Amendment and Termination. The 2013 plan will terminate on April 22, 2023. However, our board of directors has the authority to amend, suspend, or terminate our 2013 plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent.

2003 Stock Option/Stock Issuance Plan

Our board of directors and stockholders approved our 2003 plan in January 2003. The plan was amended upon the approvals of our board of directors in January 2010 and our stockholders in June 2010. The 2003 plan terminated and no further awards were granted upon the effective date of the 2013 plan. As of March 1, 2014, there were outstanding stock awards covering a total of 3,291,523 shares that were granted under our 2003 plan.

Stock awards. The 2003 plan provides for the grant of ISO, NSOs, and shares of common stock that may or may not be subject to vesting. ISOs may be granted only to our employees or employees of any parent or subsidiary. All other awards may be granted to our employees, including officers, and to our non-employee directors and consultants or consultants of any parent or subsidiary.

Share Reserve. Shares are no longer available for the grant of stock awards under our 2003 plan. However, if a stock award granted under the 2003 plan expires or otherwise terminates without being exercised in full, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2013 plan.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2003 plan.

Change in Control. Unless otherwise provided in the terms of an individual stock award or another written agreement between us and the holder of a stock award, in the event of a change in control, all outstanding options will terminate, except to the extent they are assumed by the successor corporation (or its parent) or otherwise continued in full force and effect pursuant to the terms of the change in control transaction. All outstanding repurchase rights will be automatically assigned to the successor corporation and any outstanding repurchase rights may be continued pursuant to the change in control transaction, provided that the successor corporation or its parent may elect to not accept assignment of the outstanding repurchase rights, in which case such rights terminate immediately. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control, another specified event, or the involuntary termination of a participant’s service within a designated period of time following a specified event.

Under the 2003 plan, a change in control is generally (1) a merger, consolidation or other reorganization, unless securities representing more than 50% of our combined voting power are immediately thereafter beneficially owned in substantially the same proportion by the persons who beneficially owned such securities immediately prior the transaction; (2) a sale, transfer or other disposition of all or substantially of our assets; or (3) the acquisition, directly or indirectly, by any person or related group of persons, of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities from a person or persons other than us.

Registration of Shares on Form S-8

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2003 plan, 2013 plan, 2014 plan and 2014 ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation subject to applicable annual Code limits. The 401(k) plan permits participants to make both pre-tax and certain after-tax (Roth) deferral contributions. These contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code.

RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and executive officers discussed above under “Executive Compensation,” the following is a description of transactions and series of similar transactions, since January 1, 2011, to which we have been a party, in which the amount involved exceeded or will exceed $120,000 within any fiscal year and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock or entities affiliated with them had or will have a direct or indirect material interest.

Series F Preferred Stock Financing

From October 2010 through May 2011, we sold an aggregate of 22,000,000 shares of our Series F Preferred Stock at a purchase price of $1.50 per share, and warrants exercisable for 22,000,000 shares of our common stock at a price of $0.0001 per warrant share, for an aggregate purchase price of $33,002,200.

Immediately prior to the consummation of this offering, we expect all outstanding shares of our Series F Preferred Stock will be converted into shares of common stock on a one-for-one basis. We have no ongoing obligations under the Series F Preferred Stock purchase agreement.

The following table summarizes purchases of our Series F Preferred Stock and the related warrants by our executive officers, directors and holders of more than 5% of our capital stock:

Name of Stockholder	Shares of Series F Preferred Stock	Consideration for Series F Preferred Stock ($)	Common Stock Warrant Shares Purchased	Warrant Purchase Price ($)
Entities affiliated with Domain Partners(1)	2,414,890	3,622,335	2,414,890	241
Entities affiliated with Essex Woodlands Health Ventures Fund(2)	10,564,323	15,846,485	10,564,323	1,056
Novo A/S(3)	2,563,384	3,845,076	2,563,384	256
Entities affiliated with LVP Life Science Ventures(4)	1,800,790	2,701,185	1,800,790	180
Wellcome Trust Investments 2 Unlimited	2,371,384	3,557,076	2,371,384	237

(1)	Consists of 2,374,392 Series F shares and warrants to purchase 2,374,392 common shares purchased by Domain Partners VII, L.P., and 40,498 Series F shares and warrants to purchase 40,498 common shares purchased by DP VII Associates, L.P.
(2)	Consists of 9,573,918 Series F shares and warrants to purchase 9,573,918 common shares purchased by Essex Woodlands Health Ventures Fund VIII, L.P., 690,282 Series F shares and warrants to purchase 690,282 common shares purchased by Essex Woodlands Health Ventures Fund VIII-A, L.P. and 300,123 Series F shares and warrants to purchase 300,123 common shares purchased by Essex Woodlands Health Ventures Fund VIII-B, L.P. Ronald W. Eastman, one of our directors, is a managing director of Essex Woodlands Health Ventures Fund.
(3)	Jack B. Nielsen, a member of our board of directors, is employed as a partner of Novo A/S.
(4)	Consists of 342,150 Series F shares and warrants to purchase 342,150 common shares purchased by LVP Life Sciences Ventures I, L.P., and 1,458,640 Series F shares and warrants to purchase 1,458,640 common shares purchased by LVP Life Science Ventures II, L.P. Dr. James N. Woody, one of our directors, is a member of entities affiliated with LVP Life Sciences Ventures I, L.P. and LVP Life Science Ventures II, L.P.

Loans to Executive Officers

Timothy A. Harkness

We entered into an early exercise stock purchase agreement and stock pledge agreement with Timothy Harkness, our Chief Executive Officer, on January 25, 2013. In connection with these agreements, we loaned Mr. Harkness $932,991 for the purchase price of 8,590,451 shares of our common stock issued pursuant to the exercise of an option held by Mr. Harkness, and in exchange received a promissory note from Mr. Harkness. This loan bore interest at the rate per annum of 1%, compounded annually. As of December 31, 2013, the outstanding principal amount of this loan was $932,991. The balance of $        , which included principal and total accrued interest of $         , was repaid in full by Mr. Harkness in                     2014.

Jason B. Novi

We entered into an early exercise stock purchase agreement and stock pledge agreement with Jason B. Novi, our Chief Financial Officer and Vice President of Operations, on January 25, 2013. In connection with these agreements, we loaned Mr. Novi $178,430 for the purchase price of 1,715,554 shares of our common stock issued pursuant to the exercise of an option held by Mr. Novi, and in exchange received a promissory note from Mr. Novi. This loan bore interest at the rate per annum of 1%, compounded annually. As of December 31, 2013, the outstanding principal amount of this loan was $178,430. The balance of $        , which included principal and total accrued interest of $        , was repaid in full by Mr. Novi in                     2014.

Therese L. Salyer

We entered into an early exercise stock purchase agreement and stock pledge agreement with Therese L. Salyer, our Vice President of Sales, on January 25, 2013. In connection with these agreements, we loaned Ms. Salyer $100,000 for the purchase price of 1,000,000 shares of our common stock issued pursuant to the exercise of an option held by Ms. Salyer, and in exchange received a promissory note from Ms. Salyer. This loan bore interest at the rate per annum of 1%, compounded annually. As of December 31, 2013, the outstanding principal amount of this loan was $100,000. The balance of $        , which included principal and total accrued interest of $        , was repaid in full by Ms. Salyer in                     2014.

Investors’ Rights Agreement

We are a party to an amended and restated investors’ rights agreement with the holders of our outstanding preferred stock, including certain holders of 5% of our capital stock and certain entities with which certain of our directors are affiliated. As of March 1, 2014, the holders of an aggregate of 111,194,497 shares of common stock issuable upon conversion of outstanding preferred stock and shares of capital stock subject to outstanding warrants, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to an amended and restated voting agreement under which holders of our preferred stock and certain holders of our common stock, including certain holders of 5% of our capital stock, certain of our directors and entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, the board of directors’ election voting provisions relating to electing and designating members of our board of directors contained in the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal and Co-Sale Agreement

We are party to an amended and restated right of first refusal and co-sale agreement with the holders of our preferred stock and certain holders of our common stock, including certain holders of 5% of our capital stock, certain of our directors and entities with which certain of our directors are affiliated, pursuant to which such holders of preferred stock have a right of first refusal and co-sale right in respect of certain sales of securities by the certain holders of our common stock party to the right of first refusal and co-sale agreement. Upon the closing of this offering, the right of first refusal and co-sale agreement will terminate.

Limitations of Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. Delaware law does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, officers and some of our employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. Furthermore, we maintain director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, regardless of whether we would be permitted to indemnify our directors and officers for such liabilities under Delaware law.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Offer Letter Agreements

We have entered into offer letter agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Offer Letters and Employment Agreements.”

Other Transactions

We have granted stock options to our executive officers and certain of our directors. For a description of the options that are currently outstanding, see “Management—Non-Employee Director Compensation.”

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. For a description of these agreements, see “Executive Compensation—Potential Payments and Benefits upon Termination or Change in Control.”

Other than as described above under this section “Related Party Transactions,” since January 1, 2011, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Policies and Procedures for Transactions with Related Parties

Prior to completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our capital stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 1, 2014, and as adjusted to reflect the sale of common stock offered by us in our initial public offering for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our capital stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, or the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all of the capital stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 100,148,989 shares of common stock outstanding at March 1, 2014. In computing the number of shares of common stock beneficially owned by a person, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person or entity that are currently exercisable or that will become exercisable or releasable within 60 days of March 1, 2014. In computing the percentage of shares beneficially owned before this offering, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person or entity that are currently exercisable or that will become exercisable or releasable within 60 days of March 1, 2014. In computing the percentage of shares beneficially owned after this offering, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person or entity that are currently exercisable or that will become exercisable or releasable within 60 days of March 1, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o ProteinSimple, 3040 Oakmead Village Drive, Santa Clara, CA 95051.

	Number of Shares Beneficially Owned	Percentages of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% Stockholders
Entities affiliated with Domain Partners(1)	15,960,782	15.3%		%
Entities affiliated with Essex Woodlands Health Ventures Fund(2)	21,128,646	19.1%		%
Entities affiliated with LVP Life Science Ventures(3)	11,029,902	10.7%		%
Novo A/S(4)	16,915,691	16.3%		%
Entities affiliated with Wellcome Trust Investments 2 Unlimited(5)	27,757,429	25.7%		%

Executive Officers and Directors
Timothy A. Harkness(6)	9,090,451	9.0%		%
Jason B. Novi(7)	1,915,554	1.9%		%
Robert M. Gavin(8)	1,402,235	1.4%		%
Trent A. Basarsky, Ph.D.	1,302,235	1.3%		%
Therese L. Salyer(9)	1,300,000	1.3%		%
A. Blaine Bowman	625,000	*		%
David L. Barker, Ph.D.(10)	364,000	*		%
Ronald W. Eastman(11)	21,128,646	19.1%		%
Jack B. Nielsen(12)	50,000	*		%
James N. Woody, M.D. Ph.D.(13)	11,029,902	10.7%		%
All executive officers and directors as a group (10 persons)(14)	48,208,023	45.8%		%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)	Consists of 4,974,841 shares and warrants to purchase 4,356,975 shares held by Domain Partners VII, L.P., 225,000 shares held by Domain Associates, L.L.C., 144,115 shares held by DP V Associates, L.P., 84,851 shares and warrants to purchase 74,313 shares held by DP VII Associates, L.P. and 6,100,687 shares held by Domain Partners V, L.P. James C. Blair, Brian H. Dovey, Brian K. Halak, Kim P. Kamdar, Kathleen K. Schoemaker, Jesse I. Treu and Nicole Vitullo, the managing members of Domain Associates, L.L.C., share voting and investment power with respect to its holdings. James C. Blair, Brian H. Dovey, Kathleen K. Shoemaker and Jesse I. Treu, the managing members of One Palmer Square Associates V, LLC, share voting and investment power with respect to the holdings of Domain Partners V, L.P. and DP V Associates, L.P. James C. Blair, Brian H. Dovey, Brian K. Halak, Kathleen K. Schoemaker, Jesse I. Treu and Nicole Vitullo, managing members of One Palmer Square Associates VII, LLC, share voting and investment power with respect to the holdings of Domain Partners VII, L.P. and DP VII Associates, L.P.
(2)	Includes warrants to purchase 9,573,918 shares and 9,573,918 shares held by Essex Woodlands Health Ventures Fund VIII, L.P., warrants to purchase 690,282 shares and 690,282 shares held by Essex Woodlands Health Ventures Fund VIII-A, L.P. and warrants to purchase 300,123 shares and 300,123 shares held by Essex Woodlands Health Ventures Fund VIII-B, L.P. Essex Woodlands Health Ventures VIII, LLC, the general partner of Essex Fund VIII, Essex Fund VIII-A and Essex Fund VIII-B, may be deemed to have sole voting and dispositive power over shares directly owned by Essex Fund VIII, Essex Fund VIII-A and Essex Fund VIII-B. Ronald Eastman, one of our directors, is a managing member of Essex Woodlands Health Ventures VIII, LLC and may be deemed to have shared voting and dispositive power to dispose of the shares held by Essex Fund VIII, Essex Fund VIII-A and Essex Fund VIII-B.
(3)	Consists of warrants to purchase 2,268,640 shares and 6,301,080 shares held by LVP Life Science Ventures II, L.P. (“LVP II”), warrants to purchase 532,150 shares and 1,478,032 shares held by LVP Life Sciences Ventures I, L.P. (“LVP I”) and 450,000 shares held by LVPMC, LLC (“LVPMC”). LVP GP I, LLC (“GP I”) is the general partner of LVP I and LVP GP II, LLC (“GP II”) is the general partner of LVP II. GP I and GP II may be deemed to have sole voting power and dispositive power over the shares held by LVP I and LVP II. Each of GP I, GP II and Patrick Latterell, the managing member of each of GP I and GP II and the manager of LVPMC, may be deemed to share voting and dispositive power over the reported securities and disclaim beneficial ownership of the reported securities held by LVPMC, LVP I and LVP II, except to the extent of any pecuniary interest therein. Dr. Woody, as a member of each of GP I and GP II, may be deemed to share voting and dispositive power over the reported securities held by LVP I and LVP II, and disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(4)	Novo A/S is a Danish limited liability company. The board of directors of Novo A/S (the “Novo Board”), which is currently comprised of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold Olsen, has shared investment and voting control over the securities held by Novo A/S and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the securities held by Novo A/S. Jack B. Nielsen, a member of our board of directors is employed as a Partner of Novo A/S and is not deemed to be a beneficial owner of, nor have a reportable pecuniary interest in, the securities held by Novo A/S. The address of Novo A/S is Tuborg Havnevej 19, 2900 Hellerrup, Denmark.
(5)	Effective as of March 6, 2014, the shares were transferred to The Wellcome Trust Limited, as Trustee of the Wellcome Trust.
(6)	Includes 500,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 1, 2014.
(7)	Includes 200,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 1, 2014.
(8)	Includes 100,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 1, 2014.
(9)	Includes 300,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 1, 2014.
(10)	Includes 30,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 1, 2014.
(11)	Consists of warrants to purchase 9,573,918 shares and 9,573,918 shares held by Essex Woodlands Health Ventures Fund VIII, L.P., warrants to purchase 690,282 shares and 690,282 shares held by Essex Woodlands Health Ventures Fund VIII-A, L.P. and warrants to purchase 300,123 shares and 300,123 shares held by Essex Woodlands Health Ventures Fund VIII-B, L.P. Essex Woodlands Health Ventures VIII, LLC, the general partner of Essex Fund VIII, Essex Fund VIII-A and Essex Fund VIII-B, may be deemed to have sole voting and dispositive power over shares directly owned by Essex Fund VIII, Essex Fund VIII-A and Essex Fund VIII-B. Ronald Eastman, one of our directors, is a managing member of Essex Woodlands Health Ventures VIII, LLC and may be deemed to have shared voting and dispositive power to dispose of the shares held by Essex Fund VIII, Essex Fund VIII-A and Essex Fund VIII-B.
(12)	Includes 50,000 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 1, 2014.
(13)	Consists of warrants to purchase 2,268,640 shares and 6,301,080 shares held by LVP I, warrants to purchase 532,150 shares and 1,478,032 shares held by LVP I and 450,000 shares held by LVPMC. GP I is the general partner of LVP I and GP II is the general partner of LVP II. GP I and GP II may be deemed to have sole voting power and dispositive power over the shares held by LVP I and LVP II. Each of GP I, GP II and Patrick Latterell, the managing member of each of GP I and GP II and the manager of LVPMC, may be deemed to share voting and dispositive power over the reported securities and disclaim beneficial ownership of the reported securities held by LVPMC, LVP I and LVP II, except to the extent of any pecuniary interest therein. Dr. Woody, as a member of each of GP I and GP II, may be deemed to share voting and dispositive power over the reported securities held by LVP I and LVP II, and disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(14)	Represents 14,869,475 shares held by our current directors and executive officers, 14,545,113 shares issuable pursuant to stock options or warrants exercisable within 60 days of March 1, 2014 and 18,793,435 shares held by entities affiliated with certain of our directors.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock summarizes the most important terms of our capital stock as they are expected to be in effect upon the closing of this offering. The descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our amended and restated certificate of incorporation provides for one class of common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors. Upon the closing of this offering, our authorized capital stock will consist of              shares, all with a par value of $0.0001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of March 1, 2014, we had outstanding 100,148,989 shares of common stock, which assumes the conversion of all 77,955,246 outstanding shares of preferred stock into 77,955,246 shares of common stock immediately prior to the closing of this offering. Our outstanding capital stock was held by approximately 218 stockholders of record as of March 1, 2014. As of March 1, 2014, we also had outstanding warrants to acquire 33,209,251 shares of common stock having a weighted-average exercise price of $0.11 per share, warrants to acquire 30,000 shares of preferred stock having a weighted-average exercise price of $1.50 per share, options to acquire 3,289,960 shares of common stock held by employees, directors and consultants pursuant to our 2003 plan having a weighted-average exercise price of $0.10 per share, and options to acquire 2,029,500 shares of common stock held by employees, directors and consultants pursuant to our 2013 plan having a weighted-average exercise price of $0.15 per share.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Dividends and Distributions. Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of common stock will be entitled to receive, when, as and if declared by the board of directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the board of directors.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed ratably among the holders of common stock and any participating preferred stock outstanding at that time.

Preferred Stock

As of March 1, 2014, there were 77,955,246 shares of our preferred stock outstanding. Immediately prior to the closing of this offering, all outstanding shares of our preferred stock will convert into 77,955,246 shares of our common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of              shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

Common Stock Warrants

Pursuant to our Series D Preferred Stock purchase agreement, as amended, and our Series F Preferred Stock purchase agreement, as amended, we issued warrants to purchase 33,209,251 shares of our common stock, 8,666,666 of which have an exercise price of $0.09 per share, 13,333,334 of which have an exercise price of $0.10 per share and 11,209,251 of which have an exercise price of $0.15 per share. These common stock warrants contain expiration dates ranging from October 2014 to May 2018.

Comerica Bank Warrant

Pursuant to our loan and security agreement, dated October 30, 2009, among us, our subsidiary Alpha Innotech Corp. and Comerica Bank, we issued a warrant to purchase 30,000 shares of our Series D preferred stock at an exercise price of $1.50 per share, or the Comerica Warrant. The Comerica Warrant may be exercised in whole or in part at the option of Comerica Bank at any time prior to its expiration on October 30, 2016.

Registration Rights

Stockholder Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This agreement was originally entered into in September 2009, and was amended and restated from time to time in connection with our preferred stock financings. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below, other than the underwriting discounts, commissions, and, with respect to demand registration, fees payable to the selling holders’ counsel which are either unreasonable or are in excess of $25,000.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earlier of (1) five years after the closing of this offering, (2) the termination of the amended and restated investors’ rights agreement, or, (3) with respect to each stockholder, at such time when such investor can sell all of its shares in a three month period under Rule 144 or another similar exemption of the Securities Act.

Demand Registration Rights

The holders of an aggregate of 111,194,497 shares of our common stock issuable upon conversion of outstanding preferred stock and shares of convertible preferred stock subject to outstanding warrants as of March 1, 2014, will be entitled to certain demand registration rights. At any time after the earlier of (1) the third anniversary of the date of the investors’ rights agreement or (2) six months after the effective date of this registration statement, the holders of sixty-six and two-thirds percent (66 2/3%) of these shares the outstanding may, on not more than two occasions, request by written notice that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover fifty percent (50%) of these shares or a lesser percent if the anticipated aggregate offering price, net of the underwriting discounts and commissions, would exceed $10,000,000.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 111,194,497 shares of common stock issuable upon conversion of outstanding preferred stock and shares of convertible preferred stock subject to outstanding warrants as of March 1, 2014, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering solely for cash, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to (i) a registration relating solely to the sale of securities to participants in one of our stock plans or a transaction covered by Rule 145 under the Securities Act (ii) a registration in which the only stock being registered is common stock issuable upon conversion of debt securities which are also being registered or (iii) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 111,194,497 shares of our common stock issuable upon conversion of outstanding preferred stock and shares of convertible preferred stock subject to outstanding warrants as of March 1, 2014, will be entitled to certain Form S-3 registration rights. Any holder or holders of not less than thirty percent (30%) of these shares can make a written request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, net of any underwriting discounts and commissions, equals or exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3 within any twelve-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect upon the Closing of this Offering

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the majority of our whole board of directors, chair of the board of directors or our chief executive officer.

As described above in “Management—Classified Board,” in accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least     % of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least     % of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although we believe that this provision benefits us by providing increased consistency in the application of Delaware General Corporation Law for the specified types of actions and proceedings, the provision may have the effect of discouraging lawsuits against our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. For example, if you purchase shares of our common stock between the effective date of this registration statement and the closing of this offering, a court may find that this choice of forum provision does not apply to you.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be                     . The transfer agent’s address is                             .

Listing

We intend to apply for the listing of our common stock on the NASDAQ Global Select Market under the symbol “PRTN.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons subject to the alternative minimum tax or federal tax on net investment income, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the U.S., (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the U.S.) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the U.S.), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale or other disposition of our common stock at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale or other disposition of our common stock, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Any amounts of tax withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply on dividends on and the gross proceeds of a sale or other disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends on and the gross proceeds of a sale or other disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these withholding rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these withholding rules on their investment in our common stock.

The IRS has issued guidance providing that the withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the U.S. at the time of his or her death.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 1, 2014, upon the closing of this offering,             shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, no exercise of outstanding options or our outstanding warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock outstanding after this offering, which will equal shares assuming no exercise of the underwriters’ option to purchase additional shares of common stock; or

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits re-sales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We and substantially all of our directors, executive officers, stockholders and optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or transfer any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in such agreement. These agreements are further described in “Underwriting.”

Employees can only sell vested shares. Employees who do not hold vested shares, including shares subject to options, upon expiration of these selling restrictions will not be able to sell shares until they vest.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation—Employee Benefit Plans.”

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cowen and Company, LLC
Leerink Partners LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        , which includes $         that we have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority, or FINRA, related expenses incurred by them in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or lend or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers, and substantially all of our securityholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated:

•	offer, pledge, sell, contract to sell any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	sell any option or contract to purchase any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	purchase any option or contract to sell any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	grant any option, right or warrant to purchase any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	otherwise transfer or dispose of any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•

enter into any swap, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The foregoing restrictions also apply to common stock or such other securities which may be deemed to be beneficially owned by such securityholders in accordance with the rules and regulations of the SEC. However, the foregoing restrictions shall not apply to:

•	shares of our common stock, if any, to be sold or transferred pursuant to the terms of the underwriting agreement;

•

(i) the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock as a bona fide gift or gifts, by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement, by will or intestate succession upon the death of a securityholder, or to any immediate family of a securityholder or to any trust for the benefit of a security holder or the immediate family of such securityholder, (ii) the distribution of shares of our common stock to members, limited partners, stockholders or other equityholders of a securityholder, or (ii) the transfer of shares of our common stock to affiliates of, or other entities controlled or managed by, a securityholder; provided that in each case (1) each donee, transferee, distributee, or trustee shall execute and deliver to the representatives a lock-up letter in the form of the lock-up agreement; and (2) no filing by any party (donor, donee, transferor or transferee, distributor or distributee, trustor or trustee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on a Form 5 made after the expiration of the restricted period referred to above;

•

the transfer of share of our common stock acquired in open market transactions on or after the date of this prospectus; provided that no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on a Form 5 made after the expiration of the restricted period referred to above;

•

the transfer of shares of our common stock that a securityholder may purchase in this public offering, except if such securityholder is one of our officers or directors; provided that no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on a Form 5 made after the expiration of the restricted period referred to above;

•

the establishment of a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act; provided that as there are no sales of shares of our common stock or other securities convertible, exercisable or exchangeable for shares of our common stock under such plans during the restricted period referred to above; and provided, further, that no filing by any party under the Exchange Act or other public announcement of entry into such 10b5-1 trading plan shall be required or shall be made voluntarily in connection with such transfer or distribution during the restricted period referred to above;

•

the exercise of any rights to purchase (including by means of a cashless exercise or a disposition to us), exchanging or converting any stock options granted pursuant to our equity incentive plans or warrants or any other such securities convertible into or exchangeable or exercisable for our common stock, so long as the shares of our common stock received upon such exercise, exchange or conversion shall remain subject to the terms of the lock-up agreement; and

•

the transfer of shares of our common stock or other securities convertible, exercisable or exchangeable for shares of our common stock in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control; provided, however, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the shares of our common stock and other securities convertible, exercisable or exchangeable for shares of our common stock held by such securityholders shall remain subject to the provisions of the lock-up agreement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol “PRTN”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

c)	where no consideration is or will be given for the transfer;

d)	where the transfer is by operation of law;

e)	as specified in Section 276(7) of the SFA; or

f)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Cooley LLP, Palo Alto, California, will pass upon the validity of the shares of common stock offered hereby. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, in connection with the offering.

EXPERTS

The consolidated financial statements of ProteinSimple at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, included in this prospectus and registration statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our common stock offered hereby, please refer to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

We do not presently file periodic reports with the SEC, however, upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the Public Reference Room maintained by the SEC at the address noted above, and at the SEC’s website www.sec.gov. We intend to furnish our stockholders with annual reports containing audited financial statements and make available quarterly reports containing unaudited financial statements. Our website address is www.proteinsimple.com. The contents of our website are not part of this prospectus and you should not consider the contents of our website in making an investment decision regarding our common stock.

ProteinSimple

Index to Consolidated Financial Statements

Years Ended December 31, 2012 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ProteinSimple:

We have audited the accompanying consolidated balance sheets of ProteinSimple as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income and (loss), convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProteinSimple at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California

March 27, 2014

ProteinSimple

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31,		Proforma Stockholders’ Equity December 31, 2013
	2012	2013
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,715	$12,160
Accounts receivable, net	9,638	9,166
Inventory	4,796	6,171
Prepaid expenses and other current assets	1,270	551

Total current assets	20,419	28,048

Property and equipment, net	1,351	1,918
Deposit and other assets	439	434
Intangible assets, net	10,814	7,666
Goodwill	30,815	30,815

Total assets	$63,838	$68,881

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,643	$1,836
Accrued liabilities	3,512	4,451
Short-term debt	8,214	10,664
Deferred revenue	1,550	2,170

Total current liabilities	14,919	19,121
Other liabilities:
Long-term debt	3,677	3,677
Deferred tax liability	2,048	1,612
Deferred revenue, long-term	411	499
Other long-term liabilities	1,030	887

Total other liabilities	7,166	6,675

Commitments and contingencies (see Note 6)

Convertible preferred stock, $0.0001 par value:
78,835 shares authorized at December 31, 2012 and 2013; 77,955 shares issued and outstanding at December 31, 2012 and 2013, respectively (aggregate liquidation preference of $109,898 at December 31, 2012 and 2013); no shares authorized or issued and outstanding pro forma (unaudited)	107,708	107,708	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value:
160,000 shares authorized at December 31, 2012 and 2013; 6,302 and 22,138 shares issued and outstanding at December 31, 2012 and 2013, respectively; 160,000 shares authorized pro forma (unaudited); 100,093 shares issued and outstanding pro forma (unaudited)	1	1	10
Additional paid-in capital	2,849	3,728	111,441
Accumulated other comprehensive loss	(141)	(707)	(707)
Accumulated deficit	(68,664)	(67,645)	(67,645)

Total stockholders’ equity (deficit)	(65,955)	(64,623)	43,099

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$63,838	$68,881	$

See accompanying notes to consolidated financial statements.

ProteinSimple

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year ended December 31,
	2012	2013
Revenue	$40,301	$51,099
Cost of goods sold	15,081	16,709

Gross profit	25,220	34,390

Operating expenses:
Research and development	6,372	6,480
Selling, general and administrative	22,820	26,094

Total operating expenses	29,192	32,574

Income (loss) from operations	(3,972)	1,816
Interest and other expense (net)
Interest and other income	367	465
Interest and other expense	(588)	(644)

Total interest and other expense, net	(221)	(179)

Income (loss) before taxes	(4,193)	1,637
Tax provision	200	618

Net income (loss)	$(4,393)	$1,019

Net income (loss) attributable to common stockholders	$(4,393)	$—

Net income (loss) per share attributable to common stockholders:
Basic	$(0.73)	$0.00

Diluted	$(0.73)	$0.00

Weighted average shares outstanding used to calculate net income (loss) per share:
Basic	6,020	7,359

Diluted	6,020	14,780

Pro forma net income per share (unaudited):
Basic		$0.01

Diluted		$0.01

Weighted average shares outstanding used to calculate pro forma net income per share (unaudited):
Basic		85,314

Diluted		92,735

See accompanying notes to consolidated financial statements.

ProteinSimple

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year ended December 31,
	2012	2013
Net income (loss)	$(4,393)	$1,019
Change in fair value of interest rate swap	(111)	2
Foreign currency translation adjustment, net of tax of $0 and $0 for the years ended December 31, 2012 and 2013, respectively	5	(568)

Comprehensive income (loss)	$(4,499)	$453

See accompanying notes to consolidated financial statements.

ProteinSimple

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2011	77,955	$107,708	5,557	$1	$2,567	$(35)	$(64,271)	$(61,738)

Issuance of common stock upon exercise of stock options	—	—	745	—	79	—	—	79
Stock-based compensation expense	—	—	—	—	203	—	—	203
Change in fair value of interest rate swap	—	—	—	—	—	(111)	—	(111)
Foreign currency translation adjustment	—	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	—	(4,393)	(4,393)

Balance at December 31, 2012	77,955	107,708	6,302	1	2,849	(141)	(68,664)	(65,955)

Issuance of common stock upon exercise of stock options	—	—	15,836	—	202	—	—	202
Stock-based compensation expense	—	—	—	—	677	—	—	677
Change in fair value of interest rate swap	—	—	—	—	—	2	—	2
Foreign currency translation adjustment	—	—	—	—	—	(568)	—	(568)
Net income	—	—	—	—	—	—	1,019	1,019

Balance at December 31, 2013	77,955	$107,708	22,138	$1	$3,728	$(707)	$(67,645)	$(64,623)

See accompanying notes to consolidated financial statements.

ProteinSimple

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2012	2013
Operating activities
Net income (loss)	$(4,393)	$1,019
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,357	1,072
Amortization of intangible assets	2,586	2,408
Impairment of intangible assets	—	740
Stock-based compensation expense	203	677
Other	(178)	(62)
Changes in operating assets and liabilities:
Accounts receivable	(912)	174
Inventory	7	(1,702)
Prepaid expenses and other assets	(558)	686
Accounts payable	(1,826)	226
Accrued and other liabilities	(137)	903
Deferred revenue	(343)	775
Deferred tax liability	746	(359)

Net cash provided by (used in) operating activities	(3,448)	6,557
Investing activities
Purchase of property and equipment	(148)	(1,430)

Net cash used in investing activities	(148)	(1,430)
Financing activities
Proceeds from exercise of common stock options	72	202
Proceeds from revolving credit facility	5,318	5,529
Repayments on revolving credit facilities	(3,608)	(3,079)
Proceeds from term loan	1,500	—

Net cash provided by financing activities	3,282	2,652

Effect of exchange rate changes on cash and cash equivalents	23	(334)
Net (decrease) increase in cash and cash equivalents	(291)	7,445
Cash and cash equivalents at beginning of year	5,006	4,715

Cash and cash equivalents at end of year	$4,715	$12,160

Supplemental disclosures of cash flow information
Cash paid for interest	$406	$438
Income tax paid	$15	$13
Noncash investing and financing activity
Purchase of property and equipment, accrued but not paid	$18	$121
Common stock issued in exchange for promissory notes	$—	$1,475

See accompanying notes to consolidated financial statements.

ProteinSimple

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation and Consolidation

ProteinSimple (“ProteinSimple” or the “Company”), a life sciences instrumentation company, was incorporated in the state of Delaware on December 20, 2000, as Signal Analytics, Inc. In September 2003, the Company changed its name to Cell Biosciences, Inc. In July 2011, the Company changed its name to ProteinSimple.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements include the results of ProteinSimple and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain judgments, assumptions and estimates that affect the reported amounts in several areas, including, but not limited to, those related to revenue recognition, collectability of accounts receivable, contingent liabilities, fair value of share-based awards, fair value of financial instruments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, and income taxes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates and such differences could be material to the Company’s consolidated financial position and results of operations.

Unaudited Pro Forma Stockholders’ Equity and Net Income Per Share

The December 31, 2013 unaudited pro forma stockholders’ equity data has been prepared assuming the conversion of the preferred stock outstanding into 77,955,245 shares of common stock and the conversion of all warrants exercisable for convertible preferred stock outstanding as of December 31, 2013 into warrants exercisable for shares of common stock, resulting in the reclassification of the related convertible preferred stock warrant liabilities, included in accrued liabilities, to additional paid-in capital. Pro forma basic and diluted net income per share has been computed to give effect to (i) the assumed conversion of the 77,955,245 shares of convertible preferred stock outstanding as of December 31, 2013 into 77,955,245 shares of common stock in connection with the Company’s proposed initial public offering, or IPO, and (ii) the conversion of all warrants exercisable for convertible preferred stock outstanding as of December 31, 2013 into warrants exercisable for shares of common stock, resulting in the reclassification of the related convertible preferred stock warrant liabilities, included in accrued liabilities, to additional paid-in capital, which when added to the existing 22,138,224 shares of common stock outstanding as of December 31, 2013, results in a total of 100,093,469 shares of common stock. The pro forma net income per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received from the IPO. For purposes of pro forma basic and diluted income per share attributable to common stockholders, all shares of convertible preferred stock have been treated as though they had been converted to common stock in all periods in which such shares were outstanding.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company. The functional currencies of the subsidiaries are the local currencies, which are translated to the U.S. dollar at each period end. Assets and liabilities were

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

translated at rates of exchange at the balance sheet date and income and expense items are translated at average monthly rates of exchange. The resulting translation adjustments were included in accumulated other comprehensive loss, a separate component of stockholders’ deficit.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. The Company operates in one segment. Management uses one measurement of profitability and does not segregate its business for internal reporting.

Revenue Recognition

A majority of the Company’s revenue is derived from the sale of instruments to end-users with a one-year warranty. Other revenue is primarily derived from the sale of consumables and extended warranty contracts.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. No right of return exists for the Company’s products except in the case of damaged goods. The Company has not experienced any significant returns of its products. Shipping and handling costs are expensed as incurred and included in cost of sales. In those cases where the Company bills shipping and handling costs to customers, the amounts billed are classified as revenue. Revenue for product sales is recognized generally upon shipment and transfer of title to the customer, provided all other criteria for revenue recognition are met. Revenue for extended warranty contracts is recognized ratably over the agreement period, which is generally one to two years.

For multiple element arrangements, the total consideration for an arrangement is allocated among the separate elements in the arrangement based on a selling price hierarchy. The selling price hierarchy for a deliverable is based on: 1) vendor specific objective evidence (“VSOE”), if available; 2) third party evidence of selling price if VSOE is not available; or 3) an estimated selling price, if neither VSOE nor third party evidence is available. Estimated selling price is the Company’s best estimate of the selling price of an element in a transaction. The Company limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services or other future performance obligations. The Company recognizes revenue for delivered elements only when the Company determines there are no uncertainties regarding customer acceptance.

Advance payments received in excess of amounts earned, such as funds received in advance of products to be delivered or services to be performed, are classified as deferred revenue until earned.

Cost of Goods Sold

Cost of goods sold for manufactured components consists of raw material part costs and associated freight, shipping and handling costs, contract manufacturer costs, personnel costs, yield loss, stock-based compensation, overhead and other direct costs related to those sales recognized as product revenue in the period. Period costs, which consist primarily of logistic costs, manufacturing ramp-up costs, expenses for inventory obsolescence, lower-of-cost-or-market adjustments and warranty obligations, are recognized in the period in which they are incurred. Costs of providing services are included in cost of goods sold in the period in which they are incurred.

Reserve for Product Warranties

The Company warrants its systems to be free from defects for a period of generally 12 months from the date of sale and its disposable products to be free from defects, when handled according to product specifications, for

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

the stated life of such products. Accordingly, a provision for the estimated cost of warranty repair or replacement is recorded at the time revenue is recognized. The Company’s warranty provision is established using management’s estimate of future failure rates and future costs of repairing any failures during the warranty period or replacing any disposable products with defects.

Research and Development

Research and development costs are expensed as incurred. Research and development costs consist of salaries, employee benefits, research supplies, materials for prototypes and allocated overhead costs that include facility and other overhead costs.

Cash and Cash Equivalents

Cash equivalents are stated at fair value. Cash equivalents include only securities having an original maturity of three months or less at the time of purchase. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with banks it believes are highly creditworthy and with highly rated money market funds. As of December 31, 2012 and 2013, cash and cash equivalents consisted of bank deposits and investments in money market funds.

Derivative Financial Instruments

The Company holds a derivative financial instrument to manage interest rate risk, which is recorded at fair value and is included in other long-term liabilities.

The accounting policy for derivative financial instruments are based on whether they meet the criteria for designation as a cash flow hedge. The criteria for designating a derivative as a cash flow hedge include the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction and the assessment of the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the after-tax gain or loss from the effective portion of the hedge as a component of accumulated other comprehensive income (loss) and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings, and in the same line item on the consolidated statements of income as the impact of the hedged transaction. Derivatives that are designated as cash flow hedges are classified in the consolidated statements of cash flows in the same section as the underlying item, primarily within cash flows from financing activities.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including the Company’s accounts receivable and accounts payable, approximate fair value due to their short maturities. Based on currently available borrowing rates, the carrying values of the debt and long-term liabilities approximate fair value.

Concentrations of Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are primarily placed with financial institutions in the United States and issuers with a high-quality credit rating. The Company believes that it has established guidelines for investment of its excess cash in order to maintain liquidity through its policy of diversification and investment maturity. The Company has historically not experienced significant credit losses from investments and accounts receivable. The Company performs a regular review of customer activity and associated credit risks.

As of December 31, 2012, no customer accounted for more than 10% of accounts receivable. As of December 31, 2013, one customer accounted for approximately 11% of accounts receivable.

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2012, no vendor accounted for more than 10% of accounts payable. As of December 31, 2013, one vendor accounted for approximately 11% of accounts payable.

Accounts Receivable

Trade accounts receivable are recorded net of an allowance for doubtful accounts, are stated at the net invoice value and are not interest bearing. The Company considers receivables past due based on whether the amounts owed are outstanding beyond the period indicated in the contractual payment terms. The Company reviews its credit exposure to amounts receivable and records an allowance for doubtful accounts against specific amounts if collectability is no longer reasonably assured. The Company re-evaluates such allowances on a regular basis and adjusts its allowances as needed. The Company’s allowance for doubtful accounts as of December 31, 2012 and 2013, was $44,000 and $40,000, respectively.

Inventory

Inventory is stated at the lower of standard cost (which approximates actual cost) or market, with cost determined on the first-in-first-out method. Allocation of fixed production overheads to conversion costs is based on normal capacity of production. Abnormal amounts of idle facility expense, freight, handling costs and spoilage are expensed as incurred and not included in overhead. Write-downs for inventory obsolescence are established as determined necessary based on historical experience and current expectations of future performance.

Property and Equipment

Property and equipment consist of tools and equipment, computer equipment and software, furniture and leasehold improvements and are recorded at cost. Maintenance and repairs are charged to expense as incurred, and costs of improvements are capitalized. Depreciation expense is provided using the straight-line method based on an estimated useful life that is generally three years, and in the case of leasehold improvements, the remaining term of the lease, unless the useful life of the asset is shorter.

Leases

The Company enters into lease agreements for its manufacturing, laboratory and office facilities. These leases are classified as operating leases. Rent expense is recognized on a straight-line basis over the term of the lease. Incentives granted under the Company’s facilities leases, including allowances to fund leasehold improvements and rent holidays, are recorded as liabilities and are recognized as reductions to rental expense on a straight-line basis over the term of the lease.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost over fair value of the net assets acquired. Intangible assets include acquired technology and customer relationships. The cost of identified intangible assets is amortized on a straight-line basis over periods ranging from one to nine years, with the exception of trade names, which have been assigned an indefinite life.

The Company reviews its intangible assets for impairment and conducts the impairment review when events or circumstances indicate the carrying value of a long-lived asset may be impaired by estimating the future undiscounted cash flows to be derived from an asset to assess whether or not a potential impairment exists. If the carrying value exceeds the Company’s estimate of future undiscounted cash flows, an impairment value is

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

calculated as the excess of the carrying value of the asset over the Company’s estimate of its fair market value. Events or circumstances which could trigger an impairment review include a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition, significant changes in the Company’s use of acquired assets, the Company’s overall business strategy, or significant negative industry or economic trends.

Goodwill is tested for impairment at a minimum on an annual basis and at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. We are organized in one reporting unit. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. The fair values of the reporting units are estimated using market and discounted cash flow approaches. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The discounted cash flow approach uses expected future operating results. Failure to achieve these expected results may cause a future impairment of goodwill at the reporting unit. The Company conducted its annual impairment tests of goodwill in the fourth quarters of 2013 and 2012. As a result of these tests, the Company determined that no adjustment to the carrying value of goodwill was required.

During the fourth quarter of 2013, based on the impairment testing described above, management determined that one of its developed technology intangible assets was not recoverable as the technology was no longer projected to be utilized in future product offerings and thus projected cash flows did not exceed carrying value. The technology and other related intangible assets were considered to be fully impaired and the balances were written down to zero. The Company recorded impairment charges of $740,000 in the selling, general and administrative expenses for the year ended December 31, 2013. There were no such impairment charges in 2012.

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense, which is included in selling, general and administrative expenses, totaled approximately $166,000 and $305,000 for the years ended December 31, 2012 and 2013, respectively.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period.

In determining fair value of the stock-based compensation payments, the Company uses the Black-Scholes-Merton model and a single option award approach, which requires the input of subjective assumptions. These assumptions include: fair value of the common stock, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of the Company’s common stock price over the expected term (expected volatility), the risk-free interest rate (interest rate), expected dividends and the number of shares subject to options that will ultimately not complete their vesting requirements (forfeitures). Changes in the following assumptions can materially affect the estimate of the fair value of stock-based compensation. Given the absence of a public trading market, the board of directors considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting at which awards were approved. The factors included, but were not limited to: (i) contemporaneous valuations of the Company’s common stock by an unrelated third party; (ii) the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions; (iii) the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of its common stock; (iv) the rights of

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

freestanding warrants (v) the Company’s results of operations, financial position and capital resources; (vi) current business conditions and projections; (vii) the lack of marketability of the Company’s common stock; (viii) the hiring of key personnel and the experience of management; (ix) the introduction of new products; (x) the risk inherent in the development and expansion of the Company’s products; (xi) the Company’s stage of development and material risks related to its business; (xii) the fact that the option grants involve illiquid securities in a private company; and (xiii) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, in light of prevailing market conditions. The Company uses the simplified calculation of expected life and volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are based on the Company’s historical experience.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the Company’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The Company’s policy is to recognize interest charges and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statement of operations. Accrued interest and penalties, when applicable, are included within the related tax liability in the consolidated balance sheet.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement.

Convertible Preferred Stock Warrants

The Company accounts for its Series D convertible preferred stock warrant as a liability as the underlying shares are deemed to be contingently redeemable. These warrants are classified as liabilities on the consolidated balance sheets at their estimated fair value. At the end of each reporting period, changes in estimated fair value during the period are recorded as a component of interest expense and other, net. The Company will continue to adjust the liability for changes in estimated fair value until the earlier of the expiration of the warrants, exercise of the warrants, or conversion of the warrants, including upon the completion of an IPO, to common stock warrants that will no longer be subject to remeasurement.

Recently Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued guidance regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. The new guidance requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward when settlement in this manner is available under the tax law. This guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013. Retrospective and early adoption is permitted. The Company adopted this guidance in 2013.

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

3. Fair Value Measurements

Certain financial assets and liabilities are recorded at fair value. Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The Company’s financial instruments have consisted of Level 1 and Level 2 assets and Level 3 liabilities. Where quoted prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. Level 1 securities include highly liquid money market funds.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3 within the valuation hierarchy. Level 3 liabilities that are measured at estimated fair value on a recurring basis consists of a convertible preferred stock warrant liability and the Company’s interest rate swap agreement. The primary objective of holding the interest rate swap agreement is to modify the interest characteristics of the Company’s term debt. As of the effective date, we designated the interest rate swap agreement as a cash flow hedge. As a cash flow hedge, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreement is highly correlated to the changes in prime interest rates. The effective portion of such gains or losses is recorded as a component of accumulated other comprehensive income or loss, while the ineffective portion of such gains or losses will be recorded as a component of interest expense. As of December 31, 2013, the Company recorded $109,000 as part of accumulated other comprehensive loss on the consolidated balance sheet.

The estimated fair values of the outstanding preferred stock warrant liability is measured using the Black-Scholes-Merton option-pricing model. Inputs used to determine estimated fair value include the estimated fair value of the underlying preferred stock at the measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends on convertible preferred stock and expected volatility of the price of the underlying convertible preferred stock.

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at estimated fair value using Level 3 inputs. There were no transfers within the hierarchy during the years ended December 31, 2012 and 2013.

The following table sets forth the fair value of the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2012 and 2013.

As of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total
Money market funds	$1	$—	$—	$1

Interest rate swap liability	$—	$—	$111	$111

Convertible preferred stock warrant liability	$—	$—	$15	$15

As of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
Money market funds	$7,001	$—	$—	$7,001

Interest rate swap liability	$—	$—	$109	$109

Convertible preferred stock warrant liability	$—	$—	$14	$14

The following table provides a summary of changes in the fair value of the Company’s interest rate swap liability (in thousands):

	Year ended December 31,
	2012	2013
Interest rate swap liability at beginning of the year	$—	$(111)
Change in fair value of interest rate swap included in accumulated other comprehensive income	(111)	2

Interest rate swap liability at end of the year	$(111)	$(109)

The following table provides a summary of changes in the fair value of the Company’s convertible preferred stock warrant liabilities (in thousands):

	Year ended December 31,
	2012	2013
Convertible preferred stock warrant liability at beginning of the year	$203	$15
Expiration of unexercised Series A convertible preferred stock warrants during the year, included in interest and other (income) expense	(184)	—
Change in fair value of convertible preferred stock warrant liability included in interest and other (income) expense	(4)	(1)

Convertible preferred stock warrant liability at end of the year	$15	$14

Refer to Note 8 for the assumptions used to value the convertible preferred stock warrant liability.

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

4. Balance Sheet Components

Allowance for Doubtful Accounts

The following table presents a reconciliation for the allowance for doubtful accounts (in thousands):

	As of December 31,
	2012	2013
Beginning balance	$182	$44
Bad debt (reversal) expense	(60)	41
Write-offs	(78)	(45)

Ending balance	$44	$40

Inventory

Inventory consisted of the following (in thousands):

	As of December 31,
	2012	2013
Raw materials	$3,610	$4,336
Finished products	1,186	1,835

	$4,796	$6,171

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2012	2013
Tools and equipment	$2,625	$3,899
Computer equipment and software	907	1,010
Furniture	295	290
Leasehold improvements	767	778

	4,594	5,977
Less accumulated depreciation and amortization	(3,243)	(4,059)

	$1,351	$1,918

Depreciation expense was $1,357,000 and $1,072,000 for the years ended December 31, 2012 and 2013, respectively.

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

Intangible Assets, Net

As of December 31, 2013, the carrying value of acquired intangible assets was as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Goodwill	$30,815	$—	$—	$30,815
Developed technology	11,475	(7,034)	(513)	3,928
Customer relationships	2,343	(1,469)	(156)	718
Trade name	3,091	—	(71)	3,020

	$47,724	$(8,503)	$(740)	$38,481

The weighted-average amortization periods of developed technology and customer relationships are 6.2 and 7.2 years, respectively. Trade names have been assigned an indefinite life. Amortization expense related to intangible assets was $2,586,000 and $2,408,000 for the years ended December 31, 2012 and 2013, respectively. The expected future amortization expense of the Company’s definite lived intangible assets is as follows (in thousands):

Year ending December 31:
2014	$1,954
2015	1,414
2016	768
2017	510

$4,646

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2012	2013
Accrued compensation	$2,135	$2,181
Accrued professional and consulting services	320	276
Accrued taxes	173	460
Deferred rent	71	68
Accrued product warranties	339	492
Convertible preferred stock warrant liability	15	14
Other	459	960

	$3,512	$4,451

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

Accrued Product Warranty Liability

The following table provides a summary of changes in the Company’s product warrant liability (in thousands):

	Year ended December 31,
	2012	2013
Balance at beginning of the year	$269	$339
New warranties issued	534	784
Repairs and replacements	(464)	(631)

Balance at end of the year	$339	$492

5. Borrowings

In January 2012, the Company entered into a revised Loan and Security Agreement with Comerica Bank. The credit line was increased to $15,000,000, comprising a $6,000,000 Term Loan, a $6,500,000 Revolving Domestic Credit Facility, and a $2,500,000 Revolving Export Credit Facility.

In February 2013, the Company entered into an amended Loan and Security Agreement with Comerica Bank. Under this amendment, the Revolving Domestic Credit Facility was increased from $6,500,000 to $7,000,000, and the Revolving Export Credit Facility was decreased from $2,500,000 to $2,000,000 to reflect the Company’s current and projected account balances to enhance borrowing availability. The total credit facility remained at $15,000,000 through 2013.

The Term Loan had a required draw, net of principal due on the original term loan, immediately upon inception. Payments were interest only through 2012 which was extended through 2013. Commencing in January 2014, the loan is to be repaid in 31 equal payments of principal plus interest. In 2012, the interest rate on the Term Loan was fixed at 2.45%. Concurrent with certain covenant modifications during 2012, the interest rate was changed to 2.95% from June to December 2012. In 2013, upon amendment, the interest rate on the Term Loan is fixed at 3.00%. At December 31, 2013, the Company owed principal on this facility of $6,000,000.

The Revolving Domestic Credit Facility can be drawn upon through March 1, 2015 with no requisite utilization of the facility. Advances under the Revolving Domestic Credit Facility are available on a formula of up to 80% of eligible accounts receivable, as defined by the agreement. Additionally, the Revolving Domestic Credit Facility was also enhanced with a non-formula availability of $2,000,000 upon amendment in 2013. Repayment is interest only on a monthly basis, with principal due at maturity. In 2012, the interest rate on the Revolving Domestic Credit Facility was floating at Comerica Bank’s Prime plus 0.75%. Concurrent with certain covenant modifications during 2012, the interest rate was changed to Prime plus 1.25% from June to December 2012. In 2013, upon amendment, the interest rate on the Revolving Domestic Credit Facility is floating at Comerica Bank’s Prime plus 1.00%. At December 31, 2013, the Company owed principal on this facility of $6,439,000, with interest of 4.25% per annum. At December 31, 2013, the Company fully utilized the borrowing capacity under this credit facility.

The Revolving Export Credit Facility can be drawn upon through March 1, 2015 with no requisite utilization of the facility. Advances under the Revolving Export Credit Facility are available on a formula of up to 80% of eligible accounts receivable, as defined by the agreement. Repayment is interest only on a monthly basis, with principal due at maturity. In 2012, the interest rate on the Revolving Export Credit Facility was floating at Comerica Bank’s Prime plus 0.50%. Concurrent with certain covenant modifications during 2012, the

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Notes to Consolidated Financial Statements (Continued)

interest rate was changed to Prime plus 1.00% from June to September 2012, restored to Prime plus 0.50% in October, and changed again to Prime plus 1.00% from November to December 2012. In 2013, upon amendment, the interest rate on the Revolving Export Credit Facility is floating at Comerica Bank’s Prime plus 0.50%. At December 31, 2013, the Company owed principal on this facility of $1,902,000, with interest of 3.75% per annum.

Loan fees of $213,000, $113,000 and $113,000 are due in March 2014, July 2015 and July 2016, respectively.

In exchange for the amended Loan and Security Agreement with Comerica Bank in February 2013, the Company paid debt issuance costs of $49,000 which represent financing fees. The Company also had $58,000 of previously deferred financing fees as of the modification date. These fees are included in other assets in the accompanying consolidated balance sheet and are being amortized to interest expense over the revised term of the debt.

At December 31, 2013, and at the date of issuance of the financial statements, the Company was in compliance with all loan covenants.

In conjunction with the Loan and Security Agreement, the Company issued a warrant to the lender to purchase 30,000 shares of Series D convertible preferred stock of the Company at an exercise price of $1.50 per share. The warrant is exercisable from the date of issuance through October 30, 2016, and exercise is not contingent on any future events. The fair value of these warrants at the date of issuance was approximately $27,000 and was recorded as a deferred charge and amortized as interest expense over the term of the debt.

As of December 31, 2013, these warrants remained outstanding and exercisable. Immediately prior to the closing of the IPO, these warrants will automatically convert into warrants exercisable for shares of common stock, resulting in the reclassification of the related preferred stock warrant liability to additional paid-in capital.

The Loan and Security Agreement with Comerica Bank was also amended in March 2014. See Note 15, Subsequent Events.

As of December 31, 2013, future minimum term loan payments are as follows (in thousands):

Year ended December 31:
2014	$2,683
2015	2,514
2016	1,482

Total minimum payments	6,679
Less amount representing interest	(679)

Term loan principal outstanding	$6,000

Term loan balances at December 31, 2013 (in thousands):

Current portion of term loan	$2,323
Long-term portion of term loan	3,677

Term loan principal outstanding	$6,000

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Notes to Consolidated Financial Statements (Continued)

Short-term debt at December 31, 2013 (in thousands):

Current portion of term loan	$2,323
Revolving credit facility at December 31, 2013	8,341

Short-term debt	$10,664

6. Commitments and Contingencies

The Company rents laboratory, manufacturing and office facilities under operating leases, which expire beginning in 2013 through 2016. Aggregate rent expense was $922,000 and $946,000 for the years ended December 31, 2012 and 2013, respectively. The Company’s lease for its Santa Clara facility provides for an option to renew for three years at the market rate.

These leases contain escalating rent payments and rent holidays, which are recognized on a straight-line basis. As part of one lease agreement, the lessor agreed to provide certain financial allowances of approximately $100,000 which are recognized on a straight-line basis.

At December 31, 2013, total future minimum facility lease payments are as follows (in thousands):

Year ending December 31:
2014	$663
2015	389
2016	302

Total minimum lease payments	$1,354

7. Convertible Preferred Stock

Convertible Preferred Stock (“Preferred Stock”) at December 31, 2013, consists of the following (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Original Issue Price per Share	Carrying Amount	Liquidation Preference
Series A	14,420	14,070	$1.00	$13,950	$14,070
Series B	17,936	17,936	1.50	26,715	26,904
Series C	7,105	7,105	1.50	10,576	10,657
Series D	10,708	10,677	1.50	15,544	16,017
Series E	6,167	6,167	1.50	9,228	9,251
Series F	22,499	22,000	1.50	31,695	32,999

	78,835	77,955		$107,708	$109,898

The rights and features of the Company’s convertible Preferred Stock are as follows:

Dividends

Holders of the Series A, Series B, Series C, Series D, Series E and Series F convertible Preferred Stock, on a pari passu basis and in preference to the holders of common stock, are entitled to receive, when and as declared by the Board of Directors, but only out of funds legally available, cash dividends at the rate of 8% of the original

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Notes to Consolidated Financial Statements (Continued)

issue price per annum on each outstanding share of convertible Preferred Stock. Such dividends are cumulative only to the extent declared by the Board of Directors. Upon conversion to common stock, the holder is entitled to receive any declared and unpaid dividends on the shares of convertible Preferred Stock being converted. No cash dividends have been declared or paid to date.

Liquidation Preference

Upon liquidation or winding up of the Company, a greater than 50% change of control, or sale of substantially all of the assets of the Company, the holders of Series D, Series E and Series F convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of the assets to the holders of any other class or series of capital stock, an amount equal to the original issue price plus all declared and unpaid dividends on the Series D, Series E and Series F convertible Preferred Stock. If upon the occurrence of such event the assets and funds shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Series D, the Series E and Series F convertible Preferred Stock.

Upon the completion of the distribution to the holders of Series D, Series E and Series F convertible Preferred Stock, the holders of Series C convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the assets to the holders of any other class or series of capital stock, an amount equal to the original issue price plus all declared and unpaid dividends on the Series C convertible Preferred Stock. If upon the occurrence of such event the assets and funds shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Series C convertible Preferred Stock.

Upon the completion of the distribution to the holders of Series C convertible Preferred Stock, the holders of Series B convertible Preferred Stock shall be entitled to receive, prior to and in preference to any distribution of the assets to the holders of any other class or series of capital stock, an amount equal to the original issue price plus all declared and unpaid dividends on the Series B convertible Preferred Stock. If upon the occurrence of such event the assets and funds shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Series B convertible Preferred Stock.

Upon the completion of the distribution to the holders of Series B convertible Preferred Stock, the holders of Series A convertible Preferred Stock shall be entitled to receive, prior to and in preference to any distribution of the assets to the holders of any other class or series of capital stock, an amount equal to the original issue price plus all declared and unpaid dividends on the Series A convertible Preferred Stock. If upon the occurrence of such event the assets and funds shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Series A convertible Preferred Stock.

After the foregoing distributions, the remaining assets available for distribution are distributed among the common stockholders and preferred stockholders, on a pro rata basis, based on the number of shares of common stock held by all holders on an as-converted basis.

Voting

Each share of Preferred Stock has voting rights equal to the number of common shares into which the Preferred Stock is convertible at the record date.

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Notes to Consolidated Financial Statements (Continued)

Conversion

Each share of Series A, Series B, Series C, Series D, Series E or Series F convertible Preferred Stock may, at the option of the holder, be converted at any time into the number of shares of common stock to which the holder of the convertible Preferred Stock is entitled according to the applicable conversion rate. The conversion rate is initially set at one-to-one but may be adjusted in accordance with specific events outlined in the Company’s Certificate of Incorporation. The convertible Preferred Stock will be automatically converted immediately prior to the closing of an underwritten initial public offering of at least $7.50 per share and gross proceeds of at least $30,000,000 or the date specified by written consent of the holders of at least 66.67% of the then-outstanding shares of Series F, Series E, Series D, Series C, Series B and Series A convertible Preferred Stock (voting together as a single class on an as-converted-to-common-stock basis).

Redemption

The convertible Preferred Stock is not redeemable.

Classification

The convertible Preferred Stock is not mandatorily redeemable, but a Liquidation Event would constitute a redemption event outside our management’s control. Therefore, all shares of convertible Preferred Stock have been presented outside of permanent equity in accordance with Accounting Standards Certification (“ASC”) 480, Distinguishing Liabilities From Equity. Further, the Company has also elected not to adjust the carrying value of the convertible Preferred Stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. In accordance with ASC 480, if it becomes certain that the convertible Preferred Stock will become redeemable, the carrying amount will be adjusted to equal the fair value of the instrument on the date that the contingent event becomes certain.

8. Warrants

Warrants on Common Stock

In October 2009, the Company issued 11,209,251 common stock warrants to the investors in conjunction with the closing of its Series D convertible Preferred Stock financing at an exercise price of $0.15 per share, for which the investors paid $0.0001 per share, for a total of $1,000. The warrants are exercisable for five years from October 2009 to December 2009. The fair value of the common stock warrants of $355,000 was calculated using the Black-Scholes-Merton option-pricing valuation model and the following assumptions: volatility of 54.46%, risk-free interest rate of 2.33%, expected life of five years, and dividend yield of 0.00%. The relative value of the common stock warrants was determined to be $347,000 and is included in the Company’s consolidated balance sheets as additional paid-in capital. As of December 31, 2012 and 2013, none of the warrants have been exercised.

In October 2010, the Company issued 13,333,334 common stock warrants to all participating investors in conjunction with the closing of its Series F convertible Preferred Stock financing at an exercise price of $0.10 per share, for which the investors paid $0.0001 per share, for a total of $1,000. The warrants are exercisable for seven years from the date of issuance. The fair value of the common stock warrants of $766,000 was calculated using the Black-Scholes-Merton option-pricing valuation model and the following assumptions: volatility of 53.42%, risk-free interest rate of 1.79%, expected life of seven years, and dividend yield of 0.00%. The relative value of the common stock warrants was determined to be $738,000 and is included in the Company’s consolidated balance sheets as additional paid-in capital. As of December 31, 2012 and 2013, none of the warrants have been exercised.

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Notes to Consolidated Financial Statements (Continued)

In May 2011, the Company issued 8,666,666 common stock warrants to all participating investors in conjunction with the second closing of its Series F convertible Preferred Stock financing at an exercise price of $0.09 per share, for which the investors paid $0.0001 per share, for a total of $1,000. The warrants are exercisable for seven years from the date of issuance. The fair value of the common stock warrants of $474,000 was calculated using the Black-Scholes-Merton option-pricing valuation model and the following assumptions: volatility of 47.72% to 47.82%, risk-free interest rate of 2.53%, expected life of seven years, and dividend yield of 0.00%. The relative value of the common stock warrants was determined to be $457,000 and is included in the Company’s consolidated balance sheets as additional paid-in capital. As of December 31, 2012 and 2013, none of the warrants have been exercised.

Warrants on Convertible Preferred Stock

The following convertible Preferred Stock warrant was outstanding and fully vested as of December 31, 2012 and 2013 (in thousands, except per share amounts):

	Price per Share	Shares Outstanding as of December 31,		Fair Value of Warrant Liability as of December 31,
		2012	2013	2012	2013
Series D	$1.50	30	30	$15	$14

The carrying value of the outstanding Preferred Stock warrant is recorded as a liability as of December 31, 2012 and 2013. The Company will continue to adjust the preferred stock warrant liabilities for changes in the fair value of the warrant until the earlier of the exercise of the warrant, at which time the liability will be reclassified to temporary equity, or the conversion of the underlying convertible Preferred Stock into common stock, at which time the liability will be reclassified to stockholders’ deficit, or the expiration of the warrant. The estimated fair value of the convertible Preferred Stock warrant was estimated using the following assumptions:

	Year ended December 31,
	2012	2013
Volatility	43%	46%
Risk-free interest rate	0.5%	0.7%
Contractual term (in years)	3.8 years	2.8 years
Expected dividend	0.0%	0.0%

During 2012, 350,000 warrants for Series A convertible Preferred Stock expired without being exercised. The warrant liability of $184,000 was de-recognized to interest and other income on the accompanying consolidated statements of operations.

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Notes to Consolidated Financial Statements (Continued)

9. Common Shares Reserved for Issuance

Shares Reserved for Issuance

The Company had reserved shares of common stock for future issuance at December 31, 2013, as follows (in thousands):

2013 Stock Plan:
Options outstanding	3,541
Shares available for future grant	496
Shares to be issued upon conversion of outstanding Series A convertible Preferred Stock	14,070
Shares to be issued upon conversion of outstanding Series B convertible Preferred Stock	17,936
Shares to be issued upon conversion of outstanding Series C convertible Preferred Stock	7,105
Shares to be issued upon conversion of outstanding Series D convertible Preferred Stock	10,677
Shares to be issued upon conversion of outstanding Series E convertible Preferred Stock	6,167
Shares to be issued upon conversion of outstanding Series F convertible Preferred Stock	22,000
Shares to be issued upon conversion of Series D convertible Preferred Stock upon the exercise of a Series D convertible preferred stock warrant	30
Shares to be issued upon exercise of common stock warrants	33,209

Total common stock reserved for future issuance	115,231

10. Common Stock

2003 Stock Option/Stock Issuance Plan

The Company’s 2003 Stock Option/Stock Issuance Plan (“Stock Plan”) provides for the granting of incentive and non-statutory stock options to employees, officers, directors and consultants of the Company. All option grants are issued at an exercise price equal to at least 85% of the estimated fair value of common stock, as established by the Board of Directors on the date of grant, provided that an individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company shall be granted options with a purchase price of at least 110% of the estimated fair value of the common stock on the date of grant.

The Stock Plan expired in January 2013. In April and May of 2013, the Board of Directors and the Company’s stockholders approved the 2013 Equity Incentive Plan. There are no significant differences between the 2003 and 2013 plans.

Options issued to new employees through May 2008 generally vested 20% on the first anniversary, and the remaining vested monthly over four years thereafter and had a maximum term of 10 years. Options issued to new employees after May 2008 generally vest 25% on the first anniversary and the remaining vest ratably over three years thereafter and have a maximum term of 10 years. Grants of options to existing employees generally vested linearly over five years at 1/60 per month for grants before May 2008, and over four years at 1/48 per month for grants after May 2008. Restricted stock awards are subject to repurchase rights in favor of the Company at the original issuance price, which generally lapse over the vesting term of the awards. Under the Stock Plan and the 2013 Equity Incentive Plan, all options granted are immediately exercisable, subject to the Company’s right of repurchase, at the original exercise price with such right lapsing over the original vesting period of the option.

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Notes to Consolidated Financial Statements (Continued)

Stock option activity under the Stock Plan is as follows (in thousands, except per share amounts):

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term
Balance at December 31, 2012	2,965	16,908	$0.11	$59	7.3
Options granted	(2,967)	2,967	$0.10
Options exercised	—	(15,836)	$0.11
Options forfeited	498	(498)	$0.10

Balance at December 31, 2013	496	3,541	$0.10	$164	7.5

Options vested and expected to vest		3,342	$0.10	$153	7.4

Options vested		2,064	$0.11	$89	6.6

The intrinsic value of options exercised during the years ended December 31, 2012 and 2013, was $3,000 and $693,000, respectively. The intrinsic value of options is the estimated fair value of the stock less the per-share exercise price of the option multiplied by the number of shares. The Board of Directors determined the estimated fair value of the stock to be $0.15 per share at December 31, 2013.

Early Exercise of Stock Options

Terms of the Stock Plan permit option holders to exercise stock options before they are vested, subject to certain limitations. As of December 31, 2012 and 2013, 54,000 and 3,149,750 shares, respectively, were outstanding and unvested subject to these provisions.

In 2013, options for 13,910,475 shares held by certain officers were exercised by means of a promissory note, of which 3,143,083 shares were unvested as of December 31, 2013. The promissory notes, bearing interest rates of 1% and a term of five years, totaled $1,475,000. The principal balance of the promissory notes was $1,475,000 as of December 31, 2013. The shares sold subject to the promissory note are considered an option for accounting purposes and we recorded an incremental non-cash stock-based compensation charge of $484,000 during the year ended December 31, 2013. Therefore, the promissory notes and consideration relating to shares exercised is not recorded on the balance sheet.

As a result of early exercises for cash, approximately 54,000 and 6,667 shares at December 31, 2012 and 2013, respectively, were subject to repurchase by the Company at the original exercise price in the event the optionee’s employment is terminated, either voluntarily or involuntarily. These shares that are subject to a repurchase right held by the Company are included in issued and outstanding shares as of each period presented. The Company treats cash received from the exercise of unvested options as a refundable deposit, shown as a liability in its consolidated balance sheets. As of December 31, 2012 and 2013, the Company included cash received for early exercise of options of $5,000 and $1,000, respectively, in accrued liabilities. Amounts from liabilities are transferred into common stock and additional paid-in capital as the shares vest. The rights generally lapse 25% on the first anniversary of the agreement with the remainder lapsing ratably over three years.

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Notes to Consolidated Financial Statements (Continued)

Unvested Shares

The total estimated fair value of unvested shares that vested in 2012 and 2013 was $7,000 and $366,000, respectively. The weighted-average grant-date fair value of non-vested shares at December 31, 2012 and 2013, was $0.05 and $0.06, respectively.

Valuation and Expense Recognition

Total stock-based compensation recognized in the Company’s consolidated statements of operations for the years ended December 31, 2012 and 2013, was classified as follows (in thousands):

	Year ended December 31,
	2012	2013
Cost of goods sold	$6	$5
Research and development	28	75
Selling, general and administrative	169	597

	$203	$677

As of December 31, 2013, the total unrecognized compensation expense related to unvested, share-based compensation arrangements previously granted was $262,000, which the Company expects to recognize over a weighted-average period of 2.21 years. No income tax benefit has been recognized relating to stock-based compensation expense, and no tax benefits have been realized from exercised stock options. No stock-based compensation expense was capitalized to inventory in 2012 or 2013 as the amounts were not significant.

The Company estimated the fair value of stock options using the Black-Scholes-Merton option valuation model for options with time-based vesting terms. The Black-Scholes-Merton model requires the input of complex and subjective assumptions, including (a) the expected term of the award, (b) the expected stock price volatility, (c) the risk-free interest rate and (d) expected dividends. The estimated fair value of these employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The weighted-average grant-date fair value of options granted in 2012 and 2013 was $0.05 and $0.06, respectively.

The fair value of the employee stock options was estimated using the following weighted-average assumptions:

	Year ended December 31,
	2012	2013
Expected term (in years)	6.0 years – 6.1 years	5.3 years – 6.1 years
Volatility	48.4% – 49.3%	53.7% – 55.4%
Risk-free interest rates	0.80% – 1.13%	0.80% – 1.65%
Expected dividend	0.00%	0.00%
Weighted-average fair value of underlying common stock	$0.10	$0.11

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Notes to Consolidated Financial Statements (Continued)

The Company has opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. Due to the Company’s limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. When selecting these public companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, stages of development, risk profiles, position within the industry and with historical share price information sufficient to meet the expected life of the stock-based awards. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history of not paying dividends and its expectation that it will not declare dividends for the foreseeable future.

11. Employee Benefit Plans

The Company sponsors a 401(k) plan that stipulates that eligible employees can elect to contribute to the 401(k) plan, subject to certain limitations, on a pretax basis. Pursuant to the plan, the Company does not match any employee contributions.

12. Net Income (Loss) and Unaudited Pro Forma Net Income Per Share

Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. The Company considers its preferred stock to be participating securities as the holders are entitled to participate in common stock dividends with common stock on an as-converted basis. The holders of convertible preferred stock are also entitled to cumulative dividends prior and in preference to common stock to the extent declared by the board and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net income to determine net income (loss) attributable to common stockholders.

Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by basic weighted-average shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities.

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Notes to Consolidated Financial Statements (Continued)

The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Year ended December 31,
	2012	2013
Net income (loss)	$(4,393)	$1,019
Less: Undistributed earnings allocated to preferred stockholders	$—	$(1,019)

Net income (loss) attributable to common stockholders	$(4,393)	$—

Basic shares:
Weighted-average shares used to compute basic net income (loss) per share	6,020	7,359

Diluted shares:
Weighted-average shares used to compute basic net income (loss) per share	6,020	7,359
Effect of potentially dilutive securities:
Employee stock options	—	1,677
Common stock warrants	—	5,744

Weighted-average shares used to compute diluted net income (loss) per share	6,020	14,780

Net income (loss) per share attributable to common stockholders:
Basic net income (loss) per share	$(0.73)	$0.00

Diluted net income (loss) per share	$(0.73)	$0.00

The following securities were excluded from the calculation of diluted net income (loss) per share and pro forma diluted net income per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year ended December 31,
	2012	2013
Employee stock options	16,908	2,938
Common stock warrants	33,209	11,239
Preferred stock warrant	30	30

	50,147	14,207

Unaudited Pro Forma Net Income Per Share

Pro forma basic and diluted net income per share were computed to give effect to the conversion of the Series A, Series B, Series C, Series D, Series E and Series F convertible Preferred Stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the first period presented or the original date of issuance, if later.

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Notes to Consolidated Financial Statements (Continued)

The following table presents the calculation of basic and diluted pro forma net income per share (in thousands, except per share data):

Year ended December 31,
2013
Net income	$1,019
Pro forma adjustment to reverse the mark-to-market adjustment attributable to the convertible preferred stock warrant liability	$1

Pro forma net income	$1,020

Basic shares:
Weighted-average shares used to compute basic net income per share	7,359
Pro forma adjustment to reflect assumed conversion of convertible preferred stock into common stock to occur upon consummation of the Company’s expected initial public offering	77,955

Weighted-average shares used to compute basic pro forma net income per share	85,314

Diluted shares:
Weighted-average shares used to compute basic pro forma net income per share	85,314
Effect of potentially dilutive securities:
Employee stock options	1,677
Common stock warrants	5,744

Weighted-average shares used to compute diluted pro forma net income per share	92,735

Pro forma Net income per share:
Basic	$0.01

Diluted	$0.01

13. Income Taxes

The U.S. and international components of loss from operations are as follows (in thousands):

	Year ended December 31,
	2012	2013
U.S.	$(5,038)	$(755)
International	845	2,392

Income (loss) from operations	$(4,193)	$1,637

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Notes to Consolidated Financial Statements (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the provision for income taxes for the years ended December 31, 2012 and 2013, are as follows (in thousands):

	Year ended December 31,
	2012	2013
Current:
Federal	$—	$—
State	16	13
Foreign	63	365

Total current	79	378
Deferred:
Federal	—	(24)
State	(4)	(30)
Foreign	125	294

Total deferred	121	240

Total provision (benefit)	$200	$618

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	Year ended December 31,
	2012	2013
Deferred tax assets:
Reserves and accruals	$1,519	$1,311
Net operating losses	31,646	30,918
Tax credits	3,059	2,849

	36,224	35,078
Valuation allowance	(35,637)	(35,482)

Deferred tax assets after valuation allowance	587	(404)

Deferred tax liabilities:
Depreciation and amortization	(1,964)	(1,249)

Net deferred tax liability	$(1,377)	$(1,653)

The net deferred tax liabilities of $1.4 million and $1.7 million at December 31, 2012 and 2013, respectively, are reported on the 2012 and 2013 balance sheets as follows (in thousands):

	Year ended December 31,
	2012	2013
Current deferred tax assets	$671	$48
Current deferred tax liabilities	—	(89)
Noncurrent deferred tax liabilities	(2,048)	(1,612)

Net deferred tax liabilities	$(1,377)	$(1,653)

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Notes to Consolidated Financial Statements (Continued)

As of December 31, 2012 and 2013, the Company had net deferred tax assets of $34.3 million and $33.8 million, respectively. Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance exceeds the net deferred tax assets due to deferred tax liabilities associated with acquired intangibles for which the assets have an indefinite book life. The net valuation allowance increased (decreased) by approximately $2.3 million and $(160,000) during the years ended December 31, 2012 and 2013, respectively. Deferred tax assets primarily relate to net operating loss and tax credit carryforwards.

As of December 31, 2013, the Company had federal net operating loss carryforwards of approximately $78.0 million. The Company also had federal research and development tax credit carryforwards of $1.7 million. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2021 if not utilized. Utilization of the net operating loss and tax credits carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss and tax credit carryforwards before utilization.

U.S income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting purposes over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested outside the United States. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such permanently reinvested earnings totaled $1.5 million as of December 31, 2013. The amount of unrecognized deferred tax liability related to these temporary differences is estimated to be approximately $115,000 as of December 31, 2013.

The differences between the U.S. federal statutory income tax rates and our effective tax rates are (in thousands):

	Year ended December 31,
	2012	2013
Profit before tax times statutory rate	$(1,426)	$581
State income taxes, net of federal tax benefits	(298)	274
Stock compensation	67	229
Non-U.S income taxed at different rates	(129)	(155)
Tax Credits	0	(143)
Valuation allowance	1,976	(225)
Other	10	57

Provision/(benefit) for income taxes	200	618

Effective tax rate	(5)%	38%

The Company’s total amount of unrecognized tax benefits as of December 31, 2013 is $1.6 million. As of December 31, 2013, $1.2 million of the unrecognized tax benefits has been net against the related deferred tax assets. Total unrecognized tax benefits of $1.6 million as of December 31, 2013, include $400,000 that, if recognized, would reduce the effective income tax rate in future periods. However, one or more of these unrecognized tax benefits relate to deferred tax assets that could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits in 2013 are as follows (in thousands):

	As of December 31,
	2012	2013
Beginning balance	$1,544	$1,622
Gross increase for tax positions of current year	55	93
Gross increase for tax positions of prior year	23	32
Gross decrease for tax positions of prior year	—	(113)
Currency translation	—	(35)

Ending balance	$1,622	$1,599

To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the provision for income taxes in the period that such determination is made. The amount of interest and penalties accrued at December 31, 2012, was $93,000, of which $42,000 was recognized in the year ended December 31, 2012. The amount of interest and penalties accrued at December 31, 2013, was $145,000 of which $52,000 was recognized in the year ended December 31, 2013.

The Company files income tax returns in the United States, including various state jurisdictions. The Company’s subsidiaries file tax returns in various foreign jurisdictions, including China and Canada. The tax years 1998 to 2013 remain open to U.S. federal and state examination to the extent of the utilization of net operating loss and credit carry-overs. The years 2008 to 2013 remain open to Canada federal and provincial tax examinations. As of December 31, 2013, the Company was not under examination by the Internal Revenue Service or any state or foreign tax jurisdiction.

14. Segment Information and Information about Geographic Areas

The Company operates as a single operating segment and reporting unit. The Company’s chief operating decision-maker is the chief executive officer who reviews financial information on a consolidated basis in addition to revenues by product line for purposes of evaluating financial performance.

Revenue is attributed to three geographic areas based on the location of the customers. The following is a summary of revenue by geographic location (in thousands):

	Year ended December 31,
	2012		2013
Americas(1)	$25,731	64%	$29,997	59%
EMEA(2)	9,099	22	13,442	26
APAC(3)	5,471	14	7,660	15

Total revenue	$40,301	100%	$51,099	100%

(1)	United States revenue was $25,006 and $29,381 in the year ended December 31, 2012 and 2013, respectively.
(2)	Europe, Middle East and Africa (“EMEA”)
(3)	Asia and Pacific regions (“APAC”)

ProteinSimple

Notes to Consolidated Financial Statements (Continued)

The following table presents a summary of long-lived assets as of December 31, 2012 and 2013 (in thousands):

	Year ended December 31,
	2012	2013
Americas	$1,331	$1,840
EMEA	2	—
APAC	18	78

Property and equipment, net	$1,351	$1,918
Americas	10,814	7,666

Identifiable intangible assets, net	$10,814	$7,666

Total long-lived assets	$12,165	$9,584

15. Subsequent Events

In March 2014, the Company entered into an amended Loan and Security Agreement with Comerica Bank. The interest-only period of the $6,000,000 term loan was extended from 2013 through February 2015. The Revolving Domestic Credit Facility was increased from $7,000,000 to $8,000,000, and the related non-formula availability of $2,000,000 was removed. The Revolving Export Credit Facility was maintained at $2,000,000. The total credit facility increased from $15,000,000 to $20,000,000.

The Term Loan balance was increased to $10,000,000 in March 2014. Commencing in April 2015, the loan is to be repaid in 36 equal payments of principal plus interest. The interest rate on the Term Loan is fixed at 3.00%. A loan fee of $262,500 is due at maturity in February 2018, in addition to loan fees of $212,500, $113,335 and $113,335 due in March 2014, July 2015 and July 2016, respectively.

The Revolving Domestic Credit Facility can be drawn upon through March 1, 2016, with no requisite utilization of the facility. Advances under the Revolving Domestic Credit Facility are available on a formula of up to 80% of eligible accounts receivable, as defined by the agreement. Repayment is interest only on a monthly basis, with principal due at maturity. The interest rate on the Revolving Domestic Credit Facility is floating at Comerica Bank’s Prime plus 0.75%, a reduction of 0.25%.

The Revolving Export Credit Facility can be drawn upon through March 1, 2016, with no requisite utilization of the facility. Advances under the Revolving Export Credit Facility are available on a formula of up to 80% of eligible accounts receivable, as defined by the agreement. Repayment is interest only on a monthly basis, with principal due at maturity. The interest rate on the Revolving Export Credit Facility is floating at Comerica Bank’s Prime plus 0.50%.

In January 2014, the Board of Directors amended the 2013 Equity Incentive Plan to increase the number of shares of Common Stock reserved for issuance under the Plan by 2,336,000 shares to 7,779,453 shares.

Management has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2013, through the financial statements’ issue date of March 27, 2014. No subsequent events have been identified for disclosure, other than as noted above.

             shares

Common Stock

J.P. Morgan	BofA Merrill Lynch

Leerink Partners	Cowen and Company

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee. Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee		*
FINRA filing fee		*
NASDAQ Global Select Market initial listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect prior to the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect prior to the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was our director, officer, employee or agent, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the our best interest. At present, there is no pending litigation or proceeding involving any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2011:

Preferred Stock and Warrant Issuances

•

From May 11, 2011 to May 19, 2011, we sold an aggregate of 8,666,666 shares of our Series F Preferred Stock at a purchase price of 1.50 per share, and warrants exercisable for 8,666,666 shares of our common stock at a price of $0.0001 per warrant share, to accredited investors for an aggregate purchase price of $13,000,867.

Option and Common Stock Issuances

•

From January 1, 2011 to date, we granted stock options to purchase an aggregate of 13,874,000 shares of common stock to employees, consultants and directors pursuant to our 2003 Stock Option/Stock Issuance Plan and 2013 Equity Incentive Plan, which replaced our 2003 Stock Option/Stock Issuance Plan, having exercise prices ranging from $0.10 to $0.15 per share. Of these options, 7,919,693 shares have been exercised for cash consideration in the aggregate amount of $791,969. 1,676,702 options have been cancelled without being exercised and 4,277,605 options remain outstanding.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See Exhibit Index immediately following the Signature Pages.

(b)	Financial statement schedules.

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the      day of                     , 2014.

PROTEINSIMPLE

By:
Timothy A. Harkness President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy A. Harkness and Jason B. Novi, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Timothy A. Harkness	President, Chief Executive Officer and Director (principal executive officer)	, 2014

Jason B. Novi	Chief Financial Officer and Vice President of Operations (principal financial and accounting officer)	, 2014

A. Blaine Bowman	Director	, 2014

David L. Barker, Ph.D.	Director	, 2014

Ronald W. Eastman	Director	, 2014

Signature	Title	Date

Joseph D. Keegan, Ph.D.	Director	, 2014

Jack B. Nielsen	Director	, 2014

Christopher van Ingen	Director	, 2014

James N. Woody, M.D., Ph.D.	Director	, 2014

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon closing of this offering.

3.3*	Bylaws, as currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon closing of this offering.

4.1*	Form of Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement, among ProteinSimple, and certain of its securityholders, dated as of October 19, 2010.

5.1*	Form of Opinion of Cooley LLP.

10.1+	ProteinSimple 2003 Stock Option/Stock Issuance Plan.

10.2+	Forms of Notice of Grant of Stock Option, Stock Option Agreement and Stock Purchase Agreement under the ProteinSimple 2003 Stock Option/Stock Issuance Plan.

10.3+	ProteinSimple 2013 Equity Incentive Plan.

10.4+	Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the ProteinSimple 2013 Equity Incentive Plan.

10.5+	Form of Early Exercise Stock Purchase Agreement under the ProteinSimple 2013 Equity Incentive Plan.

10.6+*	ProteinSimple 2014 Equity Incentive Plan, to be in effect upon closing of this offering.

10.7+*	Forms of Stock Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the ProteinSimple 2014 Equity Incentive Plan.

10.8+*	ProteinSimple 2014 Employee Stock Purchase Plan, to be in effect upon closing of this offering.

10.9+*	Form of Indemnification Agreement, between ProteinSimple and each of its directors and executive officers.

10.10+	Amended and Restated Executive Employment Agreement, dated February 3, 2011, by and between ProteinSimple and Timothy Harkness.

10.11+	Offer Letter, dated June 25, 2008, by and between ProteinSimple and Jason B. Novi.

10.12+	Offer Letter, dated March 1, 2012, by and between ProteinSimple and Therese L. Salyer.

10.13*	Non-Employee Director Compensation Policy.

10.14+	Amended and Restated Executive Severance Benefit Plan.

10.15+	ProteinSimple Management Retention Bonus Plan.

10.16+	Form of Limited Recourse Promissory Note, payable to ProteinSimple by certain of ProteinSimple’s executive officers.

10.17	Lease Agreement, dated April 16, 2009, by and among Roger J. Eline, as Trustee of the Eline Family Exemption Trust B, and Roger J. Eline, as Trustee of the Eline Family Marital Trust C, and Cell Biosciences, Inc., as amended by Addendum to Lease dated April 16, 2009, and Second Addendum to the Lease dated March 17, 2014.

Exhibit No.	Description of Exhibit

10.18	Net Lease Agreement, dated March 17, 2011, by and between Cell Biosciences, Inc. and 702/703 Investors, LLC.

10.19	First Amended and Restated Loan and Security Agreement, dated January 26, 2012, by and among ProteinSimple, Protein Simple Ltd. and Comerica Bank (the “Loan and Security Agreement”).

10.20	First Amendment to Loan and Security Agreement, dated May 31, 2012.

10.21	Second Amendment to Loan and Security Agreement, dated November 7, 2012.

10.22	Third Amendment to Loan and Security Agreement, dated February 19, 2013.

10.23	Fourth Amendment to Loan and Security Agreement, dated March 18, 2014.

21.1	List of Subsidiaries.

23.1*	Consent of Cooley LLP (included in Exhibit 5.1).

23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm.

24.1	Power of Attorney (see signature page hereto).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.